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06012222

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Santos

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 05 2006

THOMSON FINANCIAL

FILE NO. 82- 34 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/5/06

Santos

NAVIGATING SUCCESS

Annual Report 2005



SANTOS IS A MAJOR AUSTRALIAN-BASED OIL AND GAS EXPLORATION AND PRODUCTION COMPANY GROWING A GLOBAL ENERGY BUSINESS.

VISION



Santos has a vision that by the end of the decade it will become the leading energy company in South East Asia with a share price that continues to grow and a reputation for sustainability in its operations.

Santos' vision of future success is to be a safe, low cost, fast-moving explorer and producer and an agile niche player with a well developed ability to manage relationships with employees, partners and other stakeholders.

As the Company grows, it will provide a working environment that encourages innovation across the business and where employees are engaged in something which is tangibly more than just a job.

STRATEGY

Santos has in place a robust growth strategy to achieve this vision. It has three main components, which are illustrated on the opposite page:

- Enhance existing core areas in eastern and Western Australia.
- Mature emerging core areas in Indonesia, the Timor Sea/Bonaparte Basin area and Papua New Guinea.
- Identify new core areas in North Africa, Central and South East Asia and the United States.

VALUES



Santos aspires to a set of values which are the guiding principles that define how it conducts its business and what it stands for as a company. This means working as a team that:

- Discovers – through being creative, making courageous decisions, learning from successes and failures to continually improve everything we do.
- Delivers – through being accountable for actions and decisions, creating the right alignment with partners, striving for excellence and effective results.
- Collaborates – through building trusting relationships based on mutual respect, sharing what we know for the benefit of others and demonstrating leadership.
- Cares – by doing the right thing and assuring our future.

These values are the basis of Santos' commitment to operating with a view to its long-term sustainability as an energy company.

Main photograph:
Paul Nardone, Completions Supervisor.

Small photographs (left to right):
MODEC Venture 11 Floating Production Storage and Offtake vessel; close-up of drill sections; ENSCO 56 jack-up rig conducting development drilling over John Brookes wellhead offshore Western Australia; [illegible] Wild, Staff Development & Economics Engineer.

Santos Ltd ABN 80 007 550 923

COVER PHOTOGRAPH:

Roger Lewis (right), Mutineer-Exeter Project Close Out Manager, inspecting the MODEC Venture 11 Floating Production Storage and Offtake vessel with a Quality Assurance Engineer.

INSIDE


Santos

COMPANY PROFILE



Santos is a major Australian oil and gas exploration and production company with interests and operations in every major Australian petroleum province and in the United States, Indonesia, Papua New Guinea, Kyrgyzstan and Egypt.

Santos is one of Australia's largest gas producers, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers.

The Cooper Basin, which Santos and its joint venture partners have developed in central Australia, is Australia's largest onshore resource project.

In Australia, Santos has one of the largest exploration portfolios by area of any company and has assembled a large, well-situated acreage position in Indonesia and the United States. The Company is also pursuing new venture opportunities in North Africa, the Middle East, and Central and South East Asia.

Santos is positioning itself to perform alongside the top quartile of the world's oil and gas companies – rapidly expanding its exploration interests and delivering production growth through an exciting suite of growth projects.

Santos Ltd is listed on Australian Stock Exchange – ordinary shares code STO; preference shares (FUELS) code STOPB.

At year end 2005, Santos had a total market capitalisation of approximately $7.9 billion, making it one of Australia's Top 40 companies.

Santos American Depository Receipts are issued by Citibank, N.A. and listed on the NASDAQ (code STOSY).

HISTORY



Founded in 1954, Santos has been active in the energy business for more than 50 years. Its name was an acronym for South Australia Northern Territory Oil Search.

Santos made its first significant discovery of natural gas in the Cooper Basin with the Gidgealpa 2 well in 1963. The Moomba 1 discovery in 1966 confirmed this region as a major petroleum province.

As a result of these discoveries, Santos had a commercially viable quantity of gas and entered into Gas Sales Agreements with the South Australian Gas Company, the Electricity Trust of South Australia and the Australian Gas Light Company. Gas supplies commenced in 1969.

The 1980s saw Santos develop a major liquids business following the discovery of oil at Tirrawarra in the early 1970s. A liquids recovery plant was built at Moomba, along with a fractionation and loadout facility at Port Bonython.

By the 1990s Santos had become a major Australian operating enterprise with interests in United States and United Kingdom petroleum provinces and in emerging areas such as the Timor Sea and Carnarvon Basin in Western Australia.

A number of acquisitions in the 1990s provided Santos with additional opportunities onshore and offshore Australia, Indonesia and Papua New Guinea.

Since 2000 Santos has continued to build its business in South East Asia, the United States and southern Australia, while undertaking a high impact exploration program and developing new projects to drive production and earnings growth.

2005, BY ANY MEASURE, WAS A GOOD YEAR FOR SANTOS.



IT WAS THE YEAR THAT WE MADE SIGNIFICANT AND LASTING INROADS TOWARDS OUR STRATEGIC VISION. WITH THIS SUCCESS COMES THE OPPORTUNITY TO NAVIGATE THE PATH TO FURTHER GROWTH AND PROSPERITY AND CONSOLIDATE OUR POSITION AS ONE OF SOUTH EAST ASIA'S LEADING UPSTREAM OIL AND GAS COMPANIES.

SANTOS GROWTH STRATEGY


IDENTIFY NEW CORE AREAS
North Africa, Central and South East Asia, United States.
IDENTIFY
MATURE EMERGING CORE AREAS
Indonesia, Timor/Bonaparte, Papua New Guinea.
MATURE
ENHANCE EXISTING CORE AREAS
Eastern and Western Australia.
ENHANCE
2001
2003
2005
2007
2009
2011
2013

2005 OPERATING AND FINANCIAL HIGHLIGHTS

- Production up 19% to 56.0 mmboe.
- Revenue up 64% to $2.5 billion.
- Net profit up 115% to $762 million.
- Dividend up 15% to 38 cents per share.
- Proven plus Probable (2P) reserves up 20% to 774 mmboe.

	2005	2004
Sales ($million)	**2,462.8**	1,500.9
Operating profit before tax ($million)	**1,133.5**	518.8
Cash flow from operations ($million)	**1,457.9**	605.0
Earnings per share (cents)	**124.4**	54.2
Ordinary dividends per share (cents)	**38**	33
Cash flow per share (cents)	**248.0**	103.4
Total shareholders' funds ($million)	**2,964.0**	2,357.8
Return on average ordinary equity (%)	**35.1**	19.9
Return on average capital employed (%)	**19.8**	11.7
Net debt/(net debt plus equity) (%)	**35.0**	32.5
Net interest cover (times)	**14.9**	9.1

PRODUCTION BY PRODUCT
mmboe



60
50
40
30
20
10
0
54.2
47.1
56.0
'03
'04
'05
Sales gas & ethane
Condensate
Crude oil
LPG

SALES REVENUE
$million



2,500
2,000
1,500
1,000
500
0
1,465
1,501
2,463
'03
'04
'05
Sales gas & ethane
Condensate
Crude oil
LPG

OPERATING CASH FLOW
$million



1,500
1,200
900
600
300
0
897
605
1,458
'03
'04
'05

NET PROFIT AFTER TAX*
$million



800
640
480
320
160
0
327
355
762
'03
'04
'05

EARNINGS & DIVIDENDS PER SHARE*
cents



150
125
100
75
50
25
0
52
30
54
33
124
38
'03
'04
'05
Earnings per share
Ordinary dividend per share

RETURN ON ORDINARY EQUITY*
%



40
30
20
10
0
12.3%
19.9%
35.1%
'03
'04
'05

GEARING*
$million



1,600
1,280
960
640
320
0
100
80
60
40
20
0
898
1,133
1,599
22.5%
32.5%
35.0%
'03
'04
'05
Gearing
Net debt

SAFETY PERFORMANCE
Total recordable case frequency rate (per million hours worked)



10
8
6
4
2
0
7.2
6.4
4.9
'03
'04
'05

* From 2004, amounts reflect Australian equivalents to International Financial Reporting Standards (AIFRS). 2003 comparatives reflect previous Australian Generally Accepted Accounting Principles and have not been restated.

PROGRESS ON THE GROWTH STRATEGY IN 2005

ENHANCE EXISTING CORE AREAS



- Production commenced from Mutineer-Exeter oil and John Brookes gas projects in Western Australia.
- Leading coal seam gas position established in eastern Queensland.
- Exploitation of Cooper Basin oil resources with 80% success rate from 29 wells drilled; significant activity planned for 2006.
- Gas production from Casino project offshore Victoria achieved in February 2006 plus reserves addition from nearby Henry gas discovery.

MATURE EMERGING CORE AREAS



- First cargoes from the Bayu-Undan Darwin LNG facility in February 2006.
- Significant gas discovery at Caldita in the Timor/Bonaparte region; extensive seismic and drilling program planned for 2006.
- Appraisal of the Jeruk oil discovery and development of the Oyong and Maleo fields in East Java, Indonesia.
- Discovery of gas and condensate at Hiu Aman in the Kutei Basin, Indonesia.

IDENTIFY NEW CORE AREAS



- New country entry in Kyrgyzstan.
- Regional studies in South East Asia, with a further new country entry likely during 2006.

SANTOS VS ASX ALL ORDINARIES INDEX THREE-YEAR RELATIVE PERFORMANCE


$
14
12
10
8
6
4
January 2003
January 2004
January 2005
December 2005
John Brookes sanction
Jeruk 2 flows oil
Oyong & Maleo sanction
John Brookes start-up
Mutineer-Exeter sanction
Novus asset acquisition
Minerva start-up
SANTOS (STO)
ASX ALL ORDINARIES
Moomba incident
Casino sanction
Tipperary acquisition
Bayu-Undan LNG sanction
Bayu-Undan liquids start-up
Mutineer-Exeter start-up
Caldita discovery

STRATEGY ON TRACK

Santos delivered a very strong financial performance in 2005, building on its strategy and achievements of recent years and positioning the Company for further growth.

It is pleasing to report that the successful implementation of our growth strategy enabled Santos to take advantage of buoyant oil prices, which resulted in earnings per share growth in 2005 of 130%.

Net operating profit increased by 115% to a record $762 million in the year ended 31 December 2005. The record profit was up from $355 million in 2004 and easily eclipsed Santos' previous highest annual profit of $487 million in 2000.

Santos' strong 2005 earnings performance was driven by a 64% increase in total annual sales revenue to $2.5 billion. This in turn reflected a 19% improvement in Santos' annual production to 56 million barrels of oil equivalent (mmboe), together with continuing high prices for most products.

Operating cash flow at $1,458 million was also substantially higher compared with $605 million in the previous year. Gearing increased by only 3% to 35% despite a period of heavy capital expenditure and the acquisition of Tipperary Corporation for more than $600 million.

The return on capital employed grew to 20%, well above our annual target of 10% and a most pleasing improvement in this important indicator of financial efficiency.

Santos' strong 2005 performance and positive outlook have enabled Directors to increase the annual dividend for the second successive year. A fully franked final dividend of 20 cents per share has been declared, taking the total annual dividend 15% higher to a fully franked 38 cents per share, compared with 33 cents in 2004 and 30 cents per share in 2003.

The total shareholder return for the year, including share price appreciation and dividends paid, was a most pleasing 50%.

As you will see in the Managing Director's review, the record-breaking 2005 earnings and revenue performance has been achieved during a period of further considerable change within Santos, notably our broadening production base and the successful commissioning of new areas of operation.

That change will accelerate as Santos' business continues to develop and it has been pleasing to see the production growth and very positive reserve replacement achieved during 2005.

The Board places the highest priority on safety and environmental management and we congratulate our employees and contractors on achieving improvements in these areas during 2005.

Our focus on high quality corporate governance has again been recognised by the independent report prepared by leading accounting and management firm, Horwath, and the University of Newcastle. For the fourth successive year, this highly respected report has awarded Santos a measure of five out of five for its corporate governance.

Santos invited tenders for our audit work during 2005 and recently completed a rigorous selection process. The Board will recommend to shareholders at the Annual General Meeting that Ernst & Young be appointed to replace KPMG as statutory auditors. We formally recognise Santos' long audit relationship with KPMG and its antecedent firms.

Santos adopted the Australian equivalent of the International Financial Reporting Standards (AIFRS) from 1 January 2005, as required by all Australian companies. This is a major step towards standardising accounting practices around the world, which will provide greater transparency and increased comparability between companies.

While the required changes to accounting policies will affect the way our financial accounts are presented, they will not impact in any way on Santos' business strategy, operations, cash flow, credit ratings or capacity to pay fully franked dividends.

On behalf of the Board, I pay tribute to the contribution of Mr Graeme McGregor who retired as a Director in September 2005 after six years on the Santos Board, and Mr Peter Barnett, who retired in February 2006 after 10 years on the Santos Board. Graeme's and Peter's dedication and contributions to the workings of the Board have been much appreciated during a period of significant change for Santos.

Ongoing renewal of the Board is a vital part of the governance process, especially considering the industry in which Santos operates and the expanding nature and reach of the Company's operations.

The Board was pleased to welcome Mr Ken Dean formerly from Shell and Mr Chris Recny from the international management consultancy firm, L.E.K., as new Non-Executive Directors in February 2005. They are two high calibre individuals with strong international oil and gas expertise and outstanding management experience.

The Board renewal process will continue and further appointments can be anticipated during the coming year.

On behalf of the Directors, I thank everyone at Santos for their dedicated efforts and loyal contributions towards our outstanding 2005 results.

The Board and the entire Santos team remain committed to building value for our shareholders. The performance of the past year has us well placed to deliver in 2006 and beyond.

Stephen Gerlach
Chairman
15 March 2006



RECORD YEAR CEMENTS PLATFORM FOR FUTURE GROWTH



'SANTOS' TRANSFORMATION HAS BEEN ACHIEVED BY LIFTING OUR SIGHTS, GRASPING OPPORTUNITIES AND APPLYING THE SKILLS AND EXPERIENCE REQUIRED TO DELIVER SUSTAINABLE DEVELOPMENT PROJECTS.'

Santos' success in 2005 reflected the implementation of our growth strategies, coupled with three key factors: people, product and prices.

Each contributed to the most successful year in Santos' history, with record sales and profits, higher returns to shareholders, and excellent exploration and development results.

I put people at the top of the list quite deliberately. Without the energy, imagination and commitment of a highly skilled and experienced team, the other factors could not have contributed to the maximum extent possible.

Over the past year we have continued to realise more of the goals laid down five years ago in our renewal plan. Our pursuit of a balanced portfolio of assets and activities has achieved positive results both here and abroad.

A highlight of the year was the start-up, ahead of schedule and under budget, of the Mutineer-Exeter oil project off the Western Australian coast, which was Santos' first major operated offshore oil project.

We have entered 2006 with a major step into the international energy marketplace by dispatching the first cargo of liquefied natural gas (LNG) from the Bayu-Undan processing facility in Darwin.

In 2005, we complemented Santos' traditional gas production business by adding the Fairview coal seam gas reserves in Queensland to our eastern Australian gas business. We also completed a major upgrading of the process control systems at our Moomba gas production hub in a project which presented complex engineering and logistical challenges.

Taken together with new gas production from the John Brookes and Minerva fields – off the Western Australian and Victorian coasts respectively – Santos is well placed to be a major long-term supplier to customers hungry for energy with lower greenhouse gas emissions than competing fuels.

Our confidence in Santos becoming a significant LNG exporter is underpinned by growing demand in major markets in South East Asia and the United States. Buyers are also keen to ensure their energy supplies by diversifying sources, at a time when some traditional sellers like Indonesia are consuming more of their own production domestically.

In a world where political and security uncertainty prevails, Australia is well regarded as a reliable trading partner. Santos is positioning itself to play a growing role as a significant supplier to international energy markets.

A defining feature of the year under review was historically high prices for crude oil. There are a number of market indicators that suggest oil prices could remain robust into the medium term.

Supply from some traditional sources in the Middle East is slowing through dwindling reserves or production interruptions in Iraq and a number of other traditional suppliers. While the supply side is constrained, growth in demand for crude oil continues unabated with China among the major drivers of increased petroleum consumption.

Such a market outlook for natural gas and crude oil augurs well for Santos. We face the future with enthusiasm, confident in the knowledge that our exploration and development strategies are delivering sustainable growth for the Company, its shareholders and employees.

A RECORD FINANCIAL PERFORMANCE

Higher oil and gas prices, coupled with increased hydrocarbon production from existing and new developments and a strong operating performance, delivered record financial results in 2005.

Santos achieved:

- sales revenue of \$2.5 billion (up 64% over 2004)
- net profit of \$762 million (up 115%)
- annual dividend of 38 cents per share (up 15%)
- netback, or margin, of \$32 per barrel (up 50%)
- average crude oil price of \$73.83 a barrel (up 42%)
- average natural gas price of \$3.62 a gigajoule (up 10%).

These impressive results confirm that Santos' strategy of growing our core businesses, coupled with the pursuit of new oil and gas opportunities in Australia and overseas, is achieving its goal.

The maturing of Santos into a geographically diverse energy group is also shown by the changing composition of our revenue and production results. A decade ago, our traditional Cooper Basin assets generated three-quarters of Santos' annual production and total sales revenue. In the past year, these assets produced 40% and 51% of revenue and production respectively.

Below left: LNG tanker docked at the Bayu-Undan LNG processing and load-out facility, Wickham Point, Darwin.

Below right: Ian Marks (right), and a Stolt pipelay operator, inspecting operations aboard the Seaway Falcon vessel, Casino project, offshore Victoria.





This transformation is proof of the merits of the course on which we are now travelling. It has been achieved by lifting our sights, grasping opportunities and applying the skills and experience required to deliver sustainable development projects.

To that end, identifying good exploration targets remains crucial to future success.

EXPLORATION EFFORT INTENSIFIES

Our 2005 exploration effort delivered significant results. In 2006, we are aiming even higher with one of the most aggressive programs in Santos' history.

In the past year we drilled 22 wildcat exploration wells and recorded seven discoveries. With a conversion rate of 32%, this result is well ahead of the oil and gas sector's average.

Successful drilling in Australia included gas discoveries with the Hurricane (offshore Western Australia), Henry (offshore Victoria), and Yamala and Greenmount (eastern Queensland) wells.

The Otway Basin off the Victorian coast has been a source of much success for Santos with the Henry discovery continuing a 100% success rate in three successive wells in the area. Gas from the Henry field will be commercialised by linking it to the nearby Casino gas facility which came online early in 2006.

In a similar vein, the 2005 Caldita gas discovery in the Timor/Bonaparte region, offshore Northern Territory, is located about 200 kilometres from the existing Bayu-Undan infrastructure. It could potentially feed a second processing train at the LNG plant in Darwin, depending on further appraisal.

In Indonesia, the gas and condensate discovery at Hiu Aman in the Kutei Basin was our first success from an attractive portfolio of exploration acreage that is well positioned for future production. The massive Bontang LNG plant, in an adjoining province, is reported to be unable to meet contract commitments because of shortages of gas supply.

In keeping with our practice of exploring frontier areas with potential, Santos took its first steps towards a drilling program in Kyrgyzstan in 2005. We signed a joint venture agreement to earn an 80% share in 10 exploration licences in the prospective Fergana Basin in the west of the Central Asian country, formerly part of the Soviet Union.

A four-week field trip to Kyrgyzstan in 2005 was an opportunity for a Santos team to better understand the local terrain, access available seismic data and review the region's geology. After some reprocessing of existing data we will conduct a seismic program in 2006 to identify prospective oil targets, and expect to drill our first well in that country in 2008.



MODEC Venture 11 Floating Production Storage and Offtake vessel, Mutineer-Exeter oil fields.

Santos' 2006 program will see us drill a total of 310 wells – almost six wells a week – of which 25 will be wildcat exploration wells focusing on the Cooper Basin, Timor/Bonaparte region, Indonesia, Egypt and the United States.

The overall goal for our exploration program is to continue to produce the successes that have generated strong petroleum reserve replacement ratios and underpinned our new development activities.

OUTSTANDING RESERVE REPLACEMENT

Another highlight in 2005 was Santos' excellent reserve replacement ratio of 218%, extending our three-year rolling average replacement ratio from all sources to 165%.

This reserves replacement performance positions Santos with the world's best exploration and production companies. In the most recent reporting season in the United States, many of the major integrated and independent oil and gas companies failed to replace their production for the year; that is to say, their replacement ratios were less than 100%.

For Santos, this is evidence that our growth strategies are working. We have chosen prospective geological basins, worked hard to fully understand the regional geology and then secured large acreage positions to maximise drilling potential and returns.

FAST-TRACKING DEVELOPMENTS

The achievements of our development programs, technical and marketing teams have successfully progressed a number of projects during the year.

Offshore Western Australia, the Mutineer-Exeter oil project was brought on stream three months ahead of schedule, 10% under budget and with an excellent safety record. And the John Brookes gas and liquids project was fast-tracked with first production occurring just 18 months after the project was sanctioned.

The year also saw construction of the Casino gas project, offshore Victoria, with first production, again ahead of schedule, occurring in January 2006. Completion of the Casino facility will enable rapid commercialisation of the nearby Henry gas field discovered in 2005.

In Indonesia, Santos is aiming for early development of the Jeruk oil discovery. After further seismic and appraisal drilling in 2005 increased our understanding of the geology, we plan to undertake additional appraisal drilling in 2006 to gain a more complete picture of the resource. Development studies for Jeruk will be carried out in parallel with drilling activity in the current year.

Our cash flow from international activities will be bolstered in 2006 with the start-up of production from the Santos-operated Oyong oil and gas and Maleo gas fields in East Java, Indonesia.

RECORD PRODUCTION IN SIGHT

During 2006, Santos expects to eclipse its previous highest annual production of 57.3 mmboe. We came close to that peak in the past year as new developments boosted production to 56.0 mmboe. Mutineer-Exeter (6.5 mmboe), John Brookes (1.1 mmboe) and Minerva (0.7 mmboe) made maiden contributions while Santos' share of Bayu-Undan output lifted from 1.7 to 2.8 mmboe.

We expect total annual production of oil and gas in 2006 to top 60 mmboe. With further developments pending both here and overseas, I am confident we will go on to set further records.

COOPER BASIN CONTINUES TO PERFORM

Strong oil prices were also a factor in the design of the Cooper Oil Exploitation Program that has been targeting undeveloped resources in this mature basin.

The latest 3D seismic technologies and interpretation techniques have given us greater insights into the location and development potential of these relatively small but viable pools of crude oil.

In 2005, we had an 80% success rate from 29 wells drilled. In the current year, we will ramp up activity with three automated truck-mounted drilling rigs which have been imported by Santos.

In an industry known for its innovation, the new rigs are self-levelling, thereby requiring less site works and leaving a smaller environmental footprint to be rehabilitated. The rigs have operational safety advantages and run at a lower unit cost than conventional units.

With potential gross capital expenditure of up to $1.3 billion, the Cooper Oil Exploitation Program could see 1,000 wells, targeting 75 million barrels of oil, drilled over the next five years. Santos' share of the program cost would be approximately $900 million with the potential to add 50 million barrels to our reserves.

IMPROVED SAFETY PERFORMANCE

Throughout Santos, we continue to drive a culture of awareness and responsibility of health, safety and the environment in all of our activities.

I am pleased to report further progress on this front. Santos' safety record is much improved with our total recordable case frequency rate – a measure of incidents – being reduced by around 50% in the past three years.

As an organisation, we believe that superior safety performance is primarily about protecting the welfare of our employees. But it also translates directly into improved business performance.

These improved statistics represent the journey that we are undertaking to ensure that Santos has the necessary systems in place to strive for, and achieve, continuous improvement in everything that we do.

SUSTAINABILITY DELIVERS VALUE

At Santos, sustainability is becoming embedded in the organisation and has a practical business edge.

Jim Forsyth and Steve Stehr, Mutineer-Exeter oil fields development.



With changed operating, energy and materials management systems within Santos, we have saved:

- 1.7 million gigajoules of energy through efficiency measures, enough to supply natural gas to about 70,000 households annually
- 151,000 litres of water per urinal per year with the introduction of waterless facilities
- 2,000 kilowatt hours per month of electricity during a four-month 'lights off' trial on one floor alone of our Adelaide office
- $23 million through a strategic sourcing process targeting key procurement arrangements that reduce the total cost of ownership to Santos and are sustainable over the long term.

I quote these simple examples to show that 'people power' can make a substantial and enduring difference. This is behavioural change at its best.

Another achievement in 2005 was formal recognition by the Self Insurers Group in South Australia for the comprehensive audit process which forms part of Santos' Environment, Health and Safety Management System.

LEADERSHIP REQUIRED ON CLIMATE CHANGE

The biggest issue on the sustainability agenda is, of course, climate change. The weight of scientific evidence now clearly indicates that carbon dioxide concentrations in the atmosphere are increasing. Further, the rate of change of temperature that is likely to result from this increase in carbon dioxide is critical to the survival of the world as we know it.

The petroleum industry worldwide was shocked at the destruction wreaked by Hurricane Katrina in the Gulf of Mexico last year. Production platforms designed to withstand a one-in-five-hundred-year weather event were severely damaged, some beyond repair.

Such catastrophic weather events are thought to be due to an increased rate of global warming and there are severe business and social consequences that flow from these climatic events.

Natural gas is the lowest greenhouse gas emitting fossil fuel and I see it as the transition fuel to future cleaner energy sources. Gas gives us the time to make technological advances in efficiency and lower emissions in other energy sources.

I am a firm believer that there is not one quick fix; rather, we need to develop a portfolio approach to improve global energy efficiency and reduce greenhouse gas emissions.

In the short term we need to focus on conservation education, using techniques that are already in existence and, in parallel, invest research dollars wisely in clean energy and energy-efficient techniques.

We have to stop the current scattergun approach to conservation and emission research and, in the medium term, pool our scarce resources. Education and technology developments should prevail because our long-term solution will require technological breakthroughs.

An effective response to climate change requires leadership by business and government. Industry leaders need to contribute to conservation education and behavioural change in the workplace, community and at home. We must continue as innovators in technology and improve the efficiency of energy sources.

Governments, at both Federal and State levels, must also show leadership. Australia needs a clearly articulated energy plan for the future whereby all sources are regulated equally. We cannot have a situation where some energy sources are subsidised while others are heavily taxed, as is currently the case.

Climate change is an issue affecting all of us. We must take action. There is no time to waste.

APPLAUDING OUR EMPLOYEES

As I indicated at the start of this review, Santos has a first-class workforce with the skills, drive and determination to take the Company's strategies and turn them into tangible successes.

I would like to record my appreciation for the excellent outcomes achieved by our people in 2005, and I look forward to being part of the Santos team that enthusiastically tackles the challenges ahead.

John C Ellice-Flint
Managing Director
15 March 2006

MEETING STRATEGIC TARGETS

Santos achieved strong results when measured against a series of targets established two years ago to measure performance.

59% growth in earnings before interest, tax, depreciation, amortisation and exploration (EBITDAX) per share was achieved in 2005, well exceeding the target of greater than 10%. Similarly, Santos' return on capital of 20% outstripped the 10%+ target.

On the production front, output grew by 19% in 2005, or 8% when adjusted for the effect of the Moomba incident in 2004, against a target of 6–8% growth.

Higher oil prices and improved operating efficiencies produced a netback, or margin per barrel, of $32, well over the $22 a barrel target.

Santos' three-year rolling average reserve replacement ratio of 165% topped the target of 140%. Although the three-year average cost of replacing those reserves at US$8.71 a barrel was above the target cost of US$5.50 a barrel, Santos' performance compared favourably with industry averages.

The buoyant industry conditions which are resulting in an increased netback are also increasing reserves replacement costs due to the competition for acreage, resources and equipment.

2005 PERFORMANCE AGAINST TARGETS



PRODUCTION GROWTH
6–8% Target
19%* Actual
EBITDAX GROWTH PER SHARE
>10% Target
59% Actual
RETURN ON CAPITAL EMPLOYED
>10% Target
20% Actual
RESERVE REPLACEMENT COST PER BOE***
US$5.50 Target
US$8.71 Actual
RESERVE REPLACEMENT RATIO***
140% Target
165% Actual
NETBACK
$22 Target
$32** Actual

* If adjusted for the impact of the 2004 Moomba incident, growth would have been 8%.
** If normalised for the A$45 oil price implicit in target, netback would have been approximately $22.
*** Three-year rolling average.

THE WORLD OF SANTOS


Egypt
North Qarun
Cairo
Suez
Egypt
Sinai Peninsula
Ras Abu Darag
Gulf of Suez
Ras Abu Rudeis
Egypt
0 50
kilometres
South East July
North Zeit Bay


Kyrgyzstan
Kazakhstan
0 100
kilometres
Bishkek
Kyrgyzstan
North Mailisu
Ashvaz
East Mailisu
West Mailisu
Charvak
Naryn
Naryn
Uzbekistan
Djalal-Abad
Aksai
Akbura
Sulukta
Batken
Katran
China
Kashi
Tajikistan


West Natuna Basin
Indonesia
Kakap PSC
Paka
Kerteh
Natuna Besar
Kuantan
Malaysia
Natuna Sea
0 100
kilometres
Singapore


East Java Basin
0 50
kilometres
Java Sea
Madura Offshore PSC
Sampang PSC
Jeruk
Oyong
Maleo
Surabaya
Tanggulangin
Nth Bali 1 PSC
Brantas PSC
Grati
Besuki
East Java
Bali


United States
Black Horse
Knight
Texas
Howard's Creek
Bobcat
Cougar
Remmers
Thunder
Lafite/Allen Dome
Hall Ranch
Jaguar
Cocuat
Hordes Creek
Runnells/Tidehaven
Gulf of Mexico
E. Edinburg
Kenedy
Raymondville
Mountainside
Pedraza
Mexico


Colorado/Nebraska
United States
Gulf of Mexico

KEY TO MAPS

- △ Exploration
- ● Production
- ○ Processing and load-out facility
- ■ Oil field
- Gas field
- Oil pipeline
- Gas pipeline


Houtman Basin
Carnarvon
WA-339-P
WA-328-P
Windimurra
Geraldton
Western Australia
Indian Ocean
0 200
kilometres
Perth


Duntroon Basin
Port Bonython
Streaky Bay
Whyalla
Port Pirie
South Australia
Port Lincoln
Adelaide
Murray Bridge
EPP 32
Investigator Strait
Kangaroo Island
Kingscote
0 100
kilometres
Southern Ocean


Otway Basin
PEP 160
Victoria
Hamilton
Geelong
North Paaratte Gas Facility
Cobden
Portland
Heytesbury Gas Facility
Iona Gas Facility
VIC/P51
VIC/P44
Minerva
Port Campbell
VIC/L22
Casino
La Bella
VIC/P52
VIC/RL7
Tasmania
0 50
kilometres
King Island


Sorell Basin
Victoria
T/40P
Bass Strait
T/35P
King Island
Flinders Island
T/32P
Port Latta
T/33P
Devonport
Launceston
T/36P
Tasmania
0 100
kilometres
Hobart


Kutei Basin
Kalimantan
Popodi PSC
Hiu Aman
Donggala PSC
Bontang
Santan
Samarinda
Papalang PSC
Senipah
Palu
Balikpapan
Sulawesi
Apar Bay
Makassar Strait
50
kilometres


West Papua & Papua New Guinea
Cross-Catalina
Papua New Guinea
Warim PSC
Kau
PDL 1
Hides
West Papua
Ketu
Elevala
PRL 5
PDL 3
SE Gobe
Barikewa
PRL 9
Kumul
Offshore Facility
0 100
kilometres


Northern Australia
Indonesia
Timor
Joint Petroleum Development Area
NT/P48
NT/P69
Barossa
Caldita
Evans Shoal
NT/P61
Kakatua
Elang
Bayu-Undan
JPDA 03-12
Jabiru
Cassini
Challis
AC/L1
AC/L2
AC/L3
Australia
Darwin
Territory of Ashmore & Cartier Islands
NT/RL1
Petrel
Tern
WA-6-R
WA-18-P
WA-27-R
Wickham Point
WA-274-P
WA-281-P
NT/P67
0 200
kilometres
Western Australia
Northern Territory


Carnarvon Basin
Indian Ocean
WA-26-L
Mutineer/Norfolk
WA-27-L
WA-191-P(1)
Exeter
WA-1-P(1)
WA-208-P
WA-8-L
WA-191-P(2)
Legendre
WA-20-L
WA-1-P(3)
WA-246-P
WA-1-P(1)
WA-1-P(2)
WA-29-L
Corvus
Reindeer
WA-209-P
Maitland
Stag
WA-15-L
WA-214-P(1)
John Brookes
WA-214-P(2)
WA-13-L
WA-214-P(3)
Dampier
East Spar
South Pepper
North Herald
Barrow Island
Western Australia
Corowa
WA-264-P
TL/7
Thevenard Island
0 50
kilometres


Kyrgyzstan
Fergana Basin
Egypt
Gindi Basin,
Gulf of Suez
Kutei Basin
Hiu Aman
Joint Petroleum Development Area
Bayu-Undan, Elang-Kakatua
Timor Sea
Caldita, Jabiru-Challis, Evans Shoal
West Natuna Basin
West Papua & Papua New Guinea
Hides, SE Gobe
East Java Basin
Jeruk, Maleo, Oyong, Tanggulangin, Wunut
Browse Basin
Wickham Point
Bonaparte Basin
Petrel, Tern
Amadeus Basin
Mereenie, Palm Valley, Brewer Estate
Houtman Basin
Carnarvon Basin
Surat/Bowen Basins
Fairview, Scotia, Moonie, Roma, Lytton
Cooper/Eromanga Basins
Moomba, Ballera, Jackson
Port Bonython
Duntroon Basin
Otway Basin
Gippsland Basin
Patricia-Baleen, Sole, Kipper


Gippsland Basin
Victoria
Orbost
Patricia-Baleen Gas Facility
Patricia-Baleen
VIC/P39 (V)
VIC/P55
Longford
VIC/L21
VIC/RL3
Sole
Kipper
VIC/RL2
Bass Strait
0 50
kilometres


Surat/Bowen Basins
Queensland
Rockhampton
ATP 553P
Gladstone
ATP 337P
ATP 745P
Pacific Ocean
ATP 526P
Bundaberg
ATP 337P
ATP 653P
ATP 337P
ATP 655P
ATP 685P
Maryborough
Fairview
Scotia
ATP 336P
ATP 336P Roma
Waldegrave
Roma
ATP 470P RD
ATP 471P B
ATP 471P M
Ipswich
ATP 470P RD
Brisbane
Moonie
100
kilometres


Cooper/Eromanga Basins
Aquitaine 'C'
Queensland
Aquitaine 'B'
Alkina
South Australia
ATP 299P
Innamincka
Aquitaine 'A'
Ballera
ATP 267P
Jackson
Moomba
ATP 267P
Total 66
PEL 114
0 50
kilometres


Amadeus Basin
Northern Territory
L4
OL3
Alice Springs
Brewer Estate
Mereenie
L5
Palm Valley
RL2
Dingo
0 100
kilometres

DELIVERING RECORD FINANCIAL PERFORMANCE



'SANTOS DELIVERED ON ITS STRATEGIC OBJECTIVES IN 2005, GROWING PRODUCTION AND MARGIN WHILE CONTROLLING THE COST OF REPLACEMENT AND USING THIS POSITIVE BALANCE TO GOOD EFFECT IN PROGRESSING NEW DEVELOPMENTS AND INCREASING RESERVES.'

PETER WASOW CHIEF FINANCIAL OFFICER

Santos had a good year in 2005 from many perspectives and this is particularly evident in the Company's financial performance. The clearest indicator is that profits have more than doubled in the past year driven by a 19% increase in production in a strong oil price environment.

RECORD PROFIT – UP 115%

The headline net profit after tax of $762 million increased 115% from $355 million in the previous year.

After removing the impact of significant items, Santos' underlying (normalised) profits increased by 107% to $639 million in 2005 from $309 million in 2004, underscoring the strength of the Company's operating performance in 2005.

Significant items in 2005 added $123 million to net profit after tax and included gains on reversal of prior period impairment losses, asset sales and additional insurance recoveries, partly offset by accelerated depreciation on East Spar and restructuring costs.

In 2004, significant items added $46 million to net profit after tax comprising mainly gains on asset sales partly offset by restructuring costs.

OPERATING PERFORMANCE STRONG

The underlying profit result reflects not only the benefits of higher oil prices but also increased production volumes and improved operating performance.

Earnings before interest, tax, depreciation, exploration and impairment (EBITDAX), a measure of operating performance, increased by 60%, about half of which was generated

PROFIT DOUBLES 2004–2005
$million



800
725
650
575
500
425
350
275
200
355
(46)
Significant items
309
417
Operating performance
(87)
Exploration expensed
639
123
Significant items
762
2004 NPAT reported
2004 normalised
2005 normalised
2005 NPAT reported

EBITDAX UP 60%
$million



2,000
1,750
1,500
1,250
1,000
750
500
1,151
16
Moomba incident
1,167
267
Volume
95
Gas prices
343
Liquids prices
(39)
Other
(28)
Costs
1,805
34
Moomba incident
1,839
2004 EBITDAX
2004 normalised
2005 normalised
2005 EBITDAX

from increased volumes and improved operating performance, and half from higher oil prices.

Production of 56 mmboe exceeded initial expectations and was 19% higher than the previous year, reflecting the contribution from new projects which added 9.4 mmboe, or about 17% of the year's production. Of this, the Mutineer-Exeter development contributed approximately 6.5 million barrels to oil production.

Another feature of the year was acquisition activity which, net of divestments, contributed 2.3 mmboe of production.

Average gas prices continue to rise both in Australia and overseas contributing an additional $95 million to EBITDAX.

Production cost increases not directly attributable to volume increases totalled $28 million, with $17 million the result of a changing production mix. The remaining $11 million reflects underlying cost increases and represents about 3% of production costs.

Being able to constrain production cost increases to only 3% in the current environment was a good outcome. This is a direct result of the successful Santos Continuous Improvement Program which, after running for two years, was formally concluded at the end of 2005. Going forward, Santos expects ongoing benefits from embedding a continuous improvement culture in all of its operations.

Taken together, increased production and higher gas prices combined with good cost discipline added $334 million to EBITDAX, which is 49% of the overall increase. These factors, together with higher oil prices

OPERATING CASH FLOW GROWTH
$million


1,600
1,400
1,200
1,000
800
600
400
200
Tax change
12% compound annual growth
Moomba incident
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05

resulted in Santos' netback, or cash margin, increasing approximately 50% to $32 per boe.

Higher production volumes also drove depletion and depreciation expense $86 million higher although on a unit basis, depletion and depreciation were slightly lower at $10.02 per boe.

Exploration and evaluation expensed increased to $204 million in 2005, driven mainly by the larger exploration program and notwithstanding the continued positive exploration success rate, as discussed on page 17.

STRONG LONG-TERM CASH FLOW

Santos continues to generate strong operating cash flows and the improved 2005 performance exceeded its decade-long record of 12% compound annual growth in this important measure.

But operating cash flow growth is only half of the picture, as it remains for Santos to continue to invest well. And on this score, the Company can report positive results too. Proven reserve replacement which averaged 165% of production has comfortably exceeded Santos' strategic target.

Average reserve replacement costs of US$8.71/boe, although higher than the target the Company set for itself, also represents a very good result in the current competitive environment.

Santos continues to build for the future. In 2005, the record operating cash flow of $1,458 million more than funded the Company's $959 million capital expenditure program. Gearing increased slightly to 35% as a result the $612 million acquisition of Tipperary Corporation but remains within Company targets.

The capital investment program for 2006 is again set to increase to approximately $1,087 million.

ACHIEVING OPERATIONAL EXCELLENCE



'THE PRODUCTION GROWTH AND CHANGING PROFILE DURING 2005 WAS THE RESULT OF SEVERAL OFFSHORE DEVELOPMENTS COMING ON STREAM, THE INTEGRATION OF ACQUIRED ASSETS, AND OUR CONTINUING EFFORTS TO INTRODUCE NEW TECHNOLOGY TO CREATE VALUE AND REDUCE COSTS.'
JON YOUNG EXECUTIVE VICE PRESIDENT OPERATIONS

Santos continued its drive to deliver maximum value from its producing oil and gas assets during 2005 through a strategy of operational excellence.

This involves improving environment, health and safety performance; applying new technologies to reduce development costs; achieving production and capital cost efficiencies; creating value from infrastructure hubs and delivering production.

Streaming new offshore and onshore projects and integrating acquisitions into the portfolio enabled Santos to boost production while improving its safety and environmental performance.

With about half its production now sourced from outside the legacy Cooper Basin assets, Santos has continued with strategies such as production optimisation and trialling new technologies to maximise output from mature fields, while extending these concepts into new areas of operation.

2005 PRODUCTION UP 19%

Santos' total production in 2005 increased to 56.0 mmboe from 47.1 mmboe in 2004, primarily due to the start-up of a number of new growth projects and ongoing contribution from the Cooper Basin.

Crude oil production was 60% higher at 15.3 million barrels, up from 9.5 million barrels in the previous year. This was largely due to the successful early commissioning of the Mutineer-Exeter project, which contributed 6.5 million barrels during the year.

Cooper Basin oil production increased by 19% during 2005 due to successful delineation, development and production optimisation at several fields, particularly Merrimelia, Derrilyn, Carmina, Stimpee, Mulberry and Fly Lake.

Optimisation of production operations and an increased focus on water injection at Stag, offshore Carnarvon Basin, also increased production from that field.

After three years of planning and implementation, the Asset Control Enhancement project at Moomba was completed during 2005. This state-of-the-art facility upgrade provides a safer, more reliable and cost-effective process control system, which will allow the Moomba plant to be better optimised to meet changing field and market requirements for the rest of its working life.

Gas production was steady or increased in five areas of operation, and overall sales gas and ethane production increased by 4% during the year to 197.3 PJ from 190.5 PJ. This illustrates the success of Santos' continued efforts to diversify its base business and to optimise existing production.

There was a slight decline in gas production from the Cooper Basin, while gas production from the Carnarvon Basin decreased due to the watering out of the East Spar field.

Higher production was achieved from eastern Queensland through the development of the Churchie field and the addition of Fairview to the portfolio following the acquisition of Tipperary Corporation.

Santos also achieved higher gas production in Indonesia due to increased equity and in the United States because of production optimisation of the onshore Frio formation through fracture stimulation and well recompletions.

Gippsland Basin production increased as a result of Santos' acquisition of further interests at Patricia-Baleen.

Condensate production increased by 21% to 4.5 mmbbl from 3.7 mmbbl, reflecting a full year of production and a continuing good performance from the Bayu-Undan gas recycle project in the Timor Sea and the return of full liquids recovery at Moomba. This was offset by production decline at East Spar and the subsequent shut-in as the field reached the end of its production life.

LPG production almost doubled in 2005 to 307,200 tonnes from 158,600 tonnes in 2004 due to better performance from the Cooper Basin and Bayu-Undan gas recycle project in the Timor Sea.

STREAMING NEW PRODUCTION

The Mutineer-Exeter oil field was brought online in March 2005. With facility uptime of 98% since start-up, the production performance in 2005 was ahead of expectations. Gross oil production rates during 2005 averaged approximately 70,000 barrels per day.

Santos formed a coal seam gas asset team in 2005 to manage the acquisition and subsequent merger of Tipperary Corporation's Australian assets into Santos' gas portfolio.

The world-class Fairview coal seam gas field was integrated into Santos' operations during the fourth quarter and production capacity has increased by approximately 15% since this time. Additional development and

Grant Kinman inspecting Compressor Site #2, Fairview coal seam gas field, Queensland.



optimisation is planned during 2006 to further enhance Santos' eastern Australian gas market position.

Gas production from the Varanus Island hub, offshore Western Australia, increased during the year with the streaming of gas from the John Brookes field in September. This new facility has a gross capacity of 240 TJ per day and by year end was meeting all of Santos' existing gas contracts in Western Australia.

The offshore Bayu-Undan gas recycle project has continued to perform well since coming on stream in 2004. A planned shutdown early in 2005 provided an opportunity to carry out further process optimisation in addition to routine maintenance and vessel statutory inspections.

Gross liquid production improved to more than 100,000 barrels per day. Uptime on the plant has been above expectations, leading to increased production performance throughout the year.

APPLYING NEW TECHNOLOGIES

Santos further tested new technologies in the Cooper Basin in drilling, completions and artificial lift optimisation during 2005 to improve product delivery and recovery, thereby reducing unit production costs.

Pinpoint fracture stimulation technology, introduced late in 2004, has now been used at 19 wells in the Cooper Basin with production improvements of more than 30% when compared to offset conventional stimulated wells. Cycle time and cost improvements have also been achieved.

The Cooper Basin successfully saw the deepest and highest temperature use of this technology in the world. The application of pinpoint fracture stimulation is now part of Santos' base business in the Cooper Basin, and its potential use in other Santos areas of operation is being progressed.

COOPER OIL EXPLOITATION

Reservoir studies have identified that some lower permeability oil reservoirs may have significant potential to increase recoveries through activities such as additional infill drilling, fracture stimulation and waterflooding.

Santos successfully trialled a new program in the Cooper Basin during 2005 to increase the oil recovery rate from known resources. The key is applying technologies such as 3D seismic to better target the shallow oil reservoirs and automated drilling rigs to produce the oil at a low unit cost.

Santos drilled 29 oil wells in the Cooper Basin during 2005 with an 80% success rate. This program, which is centred on low cost appraisal and development campaigns, will be significantly increased in 2006 with the drilling of up to 170 wells.

A state-of-the-art drilling rig was imported in 2005, with a further two to follow early in 2006.

These rigs are better for the environment as they are self-levelling, dramatically reducing their footprint. They also operate more safely and at a lower cost as they are automated, requiring less manual handling, with much of the work undertaken by smaller crews operating in air conditioned cabins.

Due to this fit-for-purpose design, the rigs are more mobile and can reduce the drilling cycle time, in turn delivering a step change reduction in drilling costs.

While the Cooper Basin is a mature hydrocarbon province, Santos is drilling wells which can be commercialised quickly and cost-effectively, delivering strong cash flow which can be applied to other growth opportunities in this high oil price environment.

PRODUCTION STATISTICS

Sales gas and ethane (PJ)	Total 2005 Field units	Total 2005 mmboe	Total 2004 Field units	Total 2004 mmboe
Cooper	124.7	21.5	125.9	21.6
Surat/Denison	22.9	3.9	16.1	2.8
Amadeus	12.7	2.2	11.3	1.9
Otway/Gippsland	14.1	2.4	8.2	1.5
Carnarvon	7.7	1.3	17.7	3.0
Indonesia	4.6	0.8	2.1	0.4
United States	10.6	1.8	9.2	1.6
Total production	197.3	33.9	190.5	32.8
Total sales volume	228.2	39.3	207.1	35.6
Total sales revenue ($million)		825.7		680.1

Crude oil ('000 bbls)	Total 2005 Field units	Total 2005 mmboe	Total 2004 Field units	Total 2004 mmboe
Cooper	3,205.9	3.2	2,685.5	2.7
Surat/Denison	74.5	0.1	90.2	0.1
Amadeus	196.4	0.2	236.5	0.2
Legendre	882.8	0.9	2,045.8	2.0
Thevenard	473.7	0.5	561.2	0.6
Barrow	760.1	0.7	859.3	0.9
Stag	2,363.9	2.4	2,124.8	2.1
Mutineer-Exeter	6,492.0	6.5	–	–
Elang-Kakatua	184.1	0.2	226.7	0.2
Jabiru-Challis	164.4	0.1	176.7	0.2
Indonesia	138.3	0.1	68.0	0.1
SE Gobe	269.8	0.3	289.1	0.3
United States	58.0	0.1	171.7	0.2
Total production	15,263.9	15.3	9,535.5	9.5
Total sales volume	14,990.2	15.0	9,681.0	9.7
Total sales revenue ($million)		1,106.8		501.8

Condensate ('000 bbls)	Total 2005 Field units	Total 2005 mmboe	Total 2004 Field units	Total 2004 mmboe
Cooper	1,922.6	1.8	1,448.5	1.4
Surat/Denison	30.8	0.0	7.8	0.0
Amadeus	43.7	0.1	0.0	0.0
Otway	12.8	0.0	30.6	0.0
Carnarvon	101.5	0.1	775.5	0.7
Bonaparte	2,139.9	2.0	1,334.9	1.2
United States	236.1	0.2	114.4	0.1
Total production	4,487.4	4.2	3,711.7	3.5
Total sales volume	4,602.7	4.3	3,569.5	3.3
Total sales revenue ($million)		345.9		228.5

LPG ('000 t)	Total 2005 Field units	Total 2005 mmboe	Total 2004 Field units	Total 2004 mmboe
Cooper	213.6	1.8	108.7	0.9
Surat/Denison	0.0	0.0	0.1	0.0
Bonaparte	93.6	0.8	49.8	0.4
Total production	307.2	2.6	158.6	1.3
Total sales volume	302.2	2.5	148.6	1.3
Total sales revenue ($million)		184.4		90.5

Total	Total 2005	Total 2004
Production (mmboe)	56.0	47.1
Sales volume (mmboe)	61.1	49.9
Sales revenue ($million)	2,462.8	1,500.9

CAPTURING NEW RESOURCES



'OUR EXPLORERS HAD FURTHER SUCCESS IN 2005, RECORDING SEVEN DISCOVERIES. THE CALDITA DISCOVERY STRENGTHENED SANTOS' POSITION IN THE TIMOR/BONAPARTE AND OUR ENTRY INTO KYRGYZSTAN PROVIDES ANOTHER OPPORTUNITY FOR INTERNATIONAL GROWTH THROUGH EXPLORATION.'

TREVOR BROWN VICE PRESIDENT GEOSCIENCE AND NEW VENTURES

A focused and material international exploration program is a crucial component of Santos' growth strategy.

Santos' 2005 exploration program yielded further success in Australia and overseas, building on value generated in recent years and broadening the scope for the Company's expanding production profile.

Santos drilled 22 wildcat exploration wells and recorded seven discoveries: a conversion rate of 32% which is ahead of the industry average, and follows Santos' excellent 2004 result of 44%.

A feature of the past year's exploration program was the increasing proportion of targeted exploration areas outside of the traditional Cooper Basin acreage, including the Carnarvon Basin offshore Western Australia, the Gippsland and Otway Basins offshore Victoria, the Bonaparte Basin in the Timor Sea, the Kutei and East Java Basins offshore Indonesia and the Gulf of Suez in Egypt.

AUSTRALIAN EXPLORATION SUCCESS

Santos had wildcat exploration success offshore Australia with discoveries at Henry, offshore Victoria, and Hurricane, offshore Western Australia.

The Henry 1 well, drilled in the Otway Basin by Santos as operator for the VIC/P44 joint venture, was a commercial gas discovery. The Henry discovery made it a three-out-of-three success rate for exploration wells drilled in this block by the joint venture since Santos acquired a 50% interest and operatorship.

The commercialisation prospects for the Henry discovery are promising due to the good quality of the gas and its proximity to the Casino gas field, which was brought into production early in 2006.

Santos added to its position in the Sorell Basin, offshore Tasmania, during 2005 with the award of permit T/40P. This block is in approximately 200 metres of water and along the same trend as Santos' other blocks in the Otway and Sorell Basins.



Monique Warrington, Selina Donnelly and Jan Rindschwenter, interpreting seismic data.

Further drilling is planned during 2006 at the Hurricane gas discovery in the Carnarvon Basin, with the potential to discover an oil leg.

The Yamala and Greenmount wildcat gas discoveries in eastern Queensland also added to Santos' portfolio of onshore development opportunities.

Another eight wildcat exploration wells are planned in Santos' existing core areas of eastern and Western Australia during 2006, including four onshore, two in the Carnarvon Basin and two in the Otway Basin.

CALDITA DISCOVERY BOOSTS BONAPARTE POTENTIAL

Together with Indonesia, the Timor Sea/Bonaparte Basin region is a priority on Santos' list of emerging core areas. As production has commenced at the Darwin LNG plant, the goal for exploration in this region is to prove sufficient additional reserves to progress a potential brownfield expansion of these production facilities.

This program received a substantial boost in September 2005 when Santos and its co-venturer ConocoPhillips discovered a significant new offshore gas field with drilling of the Caldita 1 wildcat well about 200 kilometres from the Bayu-Undan pipeline.

A further gas discovery was recorded at Firebird, which was drilled only nine kilometres from the Bayu-Undan field, although testing did not result in commercial hydrocarbon flow rates.

Late in 2005, Santos and ConocoPhillips were awarded permit NT/P69 which is adjacent to the Caldita discovery and contains the

2005 EXPLORATION EXPENDITURE BY CATEGORY
$million



- Drilling **$114.5 million**
- Geoscience and other **$38.4 million**
- Seismic **$21.8 million**
- New ventures **$12.3 million**

2005 EXPLORATION EXPENDITURE BY REGION
$million



- Offshore Australia **$29.4 million**
- Onshore Australia **$21.3 million**
- South East Asia **$40.0 million**
- Middle East/North Africa **$45.5 million**
- United States **$50.8 million**

previously discovered Lynedoch gas resource which has since been renamed Barossa.

Proposed new activities planned for this region during 2006 include a large 3D seismic survey covering up to 8,000 square kilometres, designed to cover the Caldita, Barossa and Evans Shoal fields.

Santos also plans to drill an appraisal well in the Caldita field, a commitment well in the Barossa prospect and an exploration well in the Evans Shoal block.

INDONESIA YIELDS FURTHER SUCCESS

Santos is the most active petroleum exploration company in Indonesia with large acreage positions in the East Java and Kutei Basins.

Santos followed up the 2004 Jeruk oil discovery in East Java with exploration success in 2005 at the Hiu Aman 1 well drilled in the deep water Donggala PSC in the Kutei Basin, adjacent to the Bontang LNG plant.

This significant discovery was the highlight of six wildcat exploration wells drilled in Indonesia during the year. A further exploration well to test a separate accumulation at Hiu Aman Selatan is planned in 2006.

In addition, Santos completed a 1,560 square kilometre 3D seismic survey in East Java during 2005, which included the Jeruk discovery and a number of other leads and prospects, several of which are now being matured for drilling during 2006 and beyond.

INDONESIAN EXPLORATION


West Natuna Basin
Kutei Basin
3 wildcat wells in 2005
Hiu Aman gas/condensate discovery
3 wells planned in 2006
West Papua
East Java Basin
3 wildcat wells in 2005
1,560 sq km 3D seismic survey
5 wells planned in 2006
500

Santos' expanding presence as a leader in the search for new Indonesian oil and gas fields will include the drilling of up to five wildcat wells in East Java during 2006 and up to three wells in the Kutei Basin.

STRONG, WIDENING ACREAGE POSITION

Santos made a new country entry in Kyrgyzstan during 2005 with a large acreage position and a staged work program focused on the under-explored but highly prospective Fergana Basin.

This represents Santos' first exploration venture in Central Asia and the Company will work with co-venturer Caspian Oil & Gas towards earning an 80% operated working interest in 10 exploration licences in the Kyrgyz Republic.

This initiative is in line with Santos' strategy of making a measured entry into areas which the Company believes are highly prospective for oil and gas and which provide the opportunity to deliver additional value to shareholders.

Santos will continue to review the regional geology and acquire seismic data during 2006. The first well is scheduled for 2008.

Santos' initial 2004 entry into the Middle East, based on a three-year program with Devon Energy in Egypt, is now more than halfway through the planned eight-well program. Results to date have been disappointing.

In the United States, Santos' new venture exploration plays are concentrated along the Texas Gulf Coast, targeting deep reservoir sand plays. A further four wildcat exploration wells are planned in this area during 2006.

The acquisition of Tipperary Corporation also added an active coal seam gas pilot project in the Lay Creek area of western Colorado, together with an active shallow gas play and early production in eastern Colorado.

EXPANDED 2006 EXPLORATION EFFORT

Santos' exploration program will be further expanded in 2006 with 25 wildcat exploration wells planned with a record exploration budget of $225 million.

Santos will also progress appraisal opportunities such as the Jeruk oil field and the Caldita gas discovery.

Exploration drilling, offshore Otway Basin.



2006 WILDCAT EXPLORATION PROGRAM



Gulf of Mexico
Thunder 2, Kenedy Deep, Cougar L, Jaguar A
Kutei Basin
Kutei (A & B), Hiu Aman Selatan
Gulf of Suez
Chinook, Simbel, Pawnee
East Java Basin
Banjar Panji, East Java (B, C & D), Merpati
Bonaparte Basin
Evans Shoal South, Barossa (Lynedoch)
Bowen Basin
Mosaic 1
Cooper/Eromanga Basins
Lepard, Python, Montegue
WA Basins
Bricklanding, Fletcher
Otway Basin
Glenaire, Netherby 1
Gas
Oil

EXPANDING GLOBALLY THROUGH GROWTH PROJECTS



'TWO MAJOR GROWTH PROJECTS, MUTINEER-EXETER AND JOHN BROOKES, STARTED PRODUCTION IN 2005 WHILE FOUR OTHER OFFSHORE DEVELOPMENT PROJECTS WERE PROGRESSED, WITH TWO NOW ON STREAM AND A FURTHER TWO TO START UP IN THE NEXT 12 MONTHS.'

WILF LAMMERINK ACTING VICE PRESIDENT DEVELOPMENT PROJECTS AND TECHNICAL SERVICES

Development activities during 2005 provided further confirmation of Santos' transition from its traditional Australian base into an international upstream energy company.

In the most active year in the Company's history, development projects came on stream in Western Australian and Victorian waters, LNG export facilities were completed, and two projects in Indonesia were approved for development.

MUTINEER-EXETER A HIGHLIGHT

The Mutineer-Exeter oil field in the Carnarvon Basin came into production three months ahead of schedule, 10% under budget and with an excellent safety record.

The accelerated start-up of Mutineer-Exeter was possible because of the excellent development schedule achieved by Santos for the delivery of the Floating Production Storage and Offtake vessel and subsea system.

The Mutineer-Exeter development, which is Santos' first operated offshore oil project, achieved payback of the project capital expenditure within four months of start-up.

A further three development wells are planned to be drilled on the Mutineer-Exeter fields in 2006. Two appraisal wells are also planned during the next two years, with actual timing dependent on rig availability.

Mutineer-Exeter's production history, and the results from previous appraisal and development drilling, led to an increase in the gross ultimate recovery expected from the field on a Proven plus Probable (2P) basis by 13.1 mmbbls to approximately 74 mmbbls.

BAYU-UNDAN TAKES SANTOS TO GLOBAL MARKETS

The first shipment of LNG from the Bayu-Undan processing plant in Darwin during February 2006 was a major milestone for Santos. It represented a significant step into the LNG business which is set to play an increasing role in international energy markets.

The LNG phase of the project currently consists of a single processing train with a design capacity of 3.5 million tonnes per annum. With the infrastructure now in place, and with environmental approval for up to 10 million tonnes per annum of processing capacity at the Wickham Point facility, the focus is on proving up the reserves base to progress a second train expansion.

Bayu-Undan's offshore platform was commissioned two years ago as a gas recycling project and continues to produce over 100,000 barrels of condensate and LPG per day.

JOHN BROOKES DELIVERS

The John Brookes gas project also exceeded expectations. Development and appraisal drilling in 2005 resulted in Proven (1P) reserves upgrades of 44%. The liquids content of the gas is around 11 barrels per million cubic feet, which is double the estimate on which the project was sanctioned.

The project consists of three production wells producing to an unmanned wellhead platform, with raw gas sent via a 55-kilometre pipeline to the Varanus Island processing facility. After processing, sales gas is sent to mainland Western Australia via two 100-kilometre pipelines which connect into the Dampier–Bunbury and Goldfields Gas Transmission trunklines.

With gross 2P reserves of 1.3 trillion cubic feet, John Brookes is a significant asset for Santos and presents further gas marketing and commercialisation opportunities.



Seaway Falcon pipelay vessel off the coast of Port Campbell during development of the Casino gas project.

The John Brookes joint venture has already signed contracts with three participants in Western Australia's electricity and mining sectors to supply a total of 407 PJ of gas over the next 20 years.

CASINO FAST-TRACKED TO PRODUCTION

The Casino gas project in the Otway Basin, offshore Victoria, came on stream in early 2006. It was another demonstration of Santos' ability to fast-track developments with first gas production achieved in record time of just over three years from discovery and 17 months after sanction: the fastest offshore gas development in Australian history.

As Santos' first operated offshore gas development, the Casino project comprises two subsea production wells connected via a 46-kilometre pipeline to the TRUenergy-owned Iona onshore gas processing plant.

Commissioned ahead of schedule and within 10% of its original budget, the Casino project – in which Santos has a 50% stake – opens up other development options in the area. The Henry gas field, discovered in 2005, will be commercialised with a tie-back to the adjacent Casino facility.

The entire gas reserves from the Casino field have been sold under contract to energy retailer TRUenergy which will process the gas at its onshore Iona plant.

MINERVA GAS GOES DIRECTLY TO MARKET

First production from the Minerva gas field, operated by BHP Billiton in Victoria's Otway Basin, took Santos into new territory as a retail marketer of gas.

During the year Minerva averaged gross production of about 120 TJ of gas per day and about 350 barrels of condensate a day from two subsea wells. The gas is piped to an onshore gas processing facility 10 kilometres away near Port Campbell.


Santos
MIKE
Mike Andronov, Staff Completion Engineer.

JERUK APPRAISAL CONTINUES

The Jeruk oil discovery off the coast of East Java was made in 2004. The field was appraised with a flow test early in 2005 and Santos moved quickly to acquire and interpret 3D seismic and conduct further appraisal drilling.

Santos will drill several more appraisal wells during 2006 while carrying out development studies that are targeting early production.

As the field is located close to the coast of Java in shallow water, in a region enjoying benign weather conditions, there are a range of possibilities for early production schemes.

OYONG UNDERWAY

The Oyong oil and gas project in East Java is being developed in two stages.

The phase 1 oil development comprises a simple wellhead structure with oil and gas processed on a nearby moored barge and the oil exported by tanker.

Solution gas associated with the early oil production will be reinjected until gas production begins.

The phase 2 gas development will involve construction of a 60-kilometre gas pipeline to PT Indonesia Power's electricity generating plant at Grati, East Java.

At the end of 2005, the oil phase was approximately 90% complete with initial production expected in mid 2006 and gas production expected to follow in 2007.

Santos, with a 40.5% share, operates the Oyong field which was discovered in 2001. On a 2P basis, the field is estimated to contain 5 million barrels of oil and 86 billion cubic feet of gas.

MALEO ON THE MOVE

A gas sales agreement for the entire production of the Maleo gas field, over an 8–12 year field life, has underpinned development of this East Java project. Santos has a 67.5% share of the project which will supply up to 110 million cubic feet of gas per day to Indonesian electricity generators.

The Maleo project was approximately 40% complete at year end and is expected to come on stream in the second half of 2006. The project involves the conversion of a jack-up rig into a Mobile Offshore Production Unit together with construction of a short pipeline to connect to existing production infrastructure in the area.

The Maleo field has gross 2P reserves of 240 billion cubic feet of gas.

BROADENING COMMERCIALISATION HORIZONS



'SANTOS HAS CAPITALISED ON THE OPPORTUNITIES PROVIDED BY SIX STRATEGICALLY-PLACED INFRASTRUCTURE HUBS AROUND AUSTRALIA, DELIVERING INNOVATIVE CONTRACTS TO MEET THE ENERGY NEEDS OF OUR CUSTOMERS.'
RICK WILKINSON VICE PRESIDENT GAS MARKETING AND COMMERCIALISATION

A strengthening political commitment to gas as a fuel for electricity generation produced several significant long-term sales contracts in 2005.

Santos' commercialisation activities also broadened into new areas as an increasingly sophisticated marketplace offered innovative processing and marketing opportunities.

SANTOS GAS FOR POWER GENERATION
Santos secured its third, and largest, sales contract for John Brookes gas in 2005 with an agreement to supply a 320 megawatt power station to be built at Kwinana in Western Australia.

Announcing the contract, the Western Australian Government clearly signalled that it expects gas to play an increasing role in meeting the state's power needs. It stated that natural gas is now regarded as a cheaper, cleaner fuel with significant climate change advantages, producing 50% fewer greenhouse gas emissions.

The Kwinana contract is for 229 PJ of gas from John Brookes, a joint venture with Apache, over 15 years. It builds on earlier agreements to supply 58 PJ over 20 years and 120 PJ over 15 years to the West Kimberley power project and Telfer gold mine respectively.

Across the continent, Santos also secured a 10-year contract to supply 45 PJ of gas to the 450 megawatt power station being built at Braemar in south-east Queensland. First gas deliveries from Santos' eastern Queensland fields are expected in 2006.

Santos is strengthening its position among Queensland's electricity generators and, with the latest contract, will be supplying three of the state's largest gas-fired power stations: Braemar and Swanbank E near Ipswich and Mica Creek at Mount Isa.

BENEFITS FLOW FROM NEW INFRASTRUCTURE POSITIONS
Santos entered a number of arrangements in 2005 that aim to match hydrocarbon reserves with the most efficient use of processing infrastructure.

So-called toll processing – under which the processor is paid a fee, or toll, for handling another company's oil or gas – has the potential to add greater flexibility and speed in bringing product to market. Toll processing also adds value to Santos' production activities by increasing the use of infrastructure and, potentially, lengthening the productive life of those assets.

Following the full acquisition in 2005 of the Patricia-Baleen production infrastructure in the Gippsland Basin, Santos negotiated a contract to process up to 350 PJ of gas over 10 years from Nexus Energy's nearby Longtom field. The contract is conditional on sufficient gas being found at Longtom with an appraisal well planned for mid 2006.

Santos negotiated an agreement for the processing of gas and liquids from its interest in the Kipper project through Esso and BHP Billiton's onshore facilities in the Gippsland area.

The Kipper field, which is estimated to contain 2P reserves of 620 billion cubic feet of recoverable gas and 30 million barrels of condensate and LPG, is expected to come on stream in 2009.

In the Cooper Basin, Santos negotiated to buy gas from Great Artesian Oil and Gas' Smegsy discovery. While a relatively small contract, Santos' first purchase of raw gas from a third party adds another marketing and revenue dimension to the Moomba gas hub.

Santos also signed a number of liquids processing agreements with oil producers in the Cooper Basin, taking third party oil volume handled by the Company to around 6,000 barrels a day in 2005. The transport, processing and marketing of third party oil adds value to and greater use of the Moomba facilities.

NEW STEP INTO DIRECT SALES
Santos added a new element to its gas activities with the first retail sales of gas by Santos Direct, which was awarded a retail gas licence in 2005. Santos Direct is selling the Company's 10% share of output from the Minerva gas field to industrial customers and the spot market in Victoria.

The new marketing arm made a successful debut in a competitive marketplace, selling an average of 13 TJ a day. Santos Direct is now well positioned to expand its gas sales as other supply options become available.

MALEO SELLS LIFE-TIME PRODUCTION
International commercialisation activities took a significant step forward with the signing of a long-term contract for the sale of the entire production of the 67.5% Santos-owned Maleo gas field in East Java.

The Maleo contract, to supply Indonesia's leading natural gas utility, PT Perusahaan Gas Negara, will generate more than $700 million over the 8–12 year life of the project.

First production from Maleo, which is estimated to contain gross 2P reserves of about 240 billion cubic feet of gas, is expected in the second half of 2006.

MARKETING ALLIANCE BENEFICIAL

Santos' oil trading arrangement with BP Singapore, under which BP markets all of Santos' oil output, produced excellent results with above average prices realised in a surging international market.

Established in 2004, the alliance with BP ensured that maiden oil production from the Mutineer-Exeter field, which came on-stream as one of the development highlights of 2005, was efficiently and expeditiously taken to market.

BP was also responsible for the marketing of liquids from the Cooper Basin and the Legendre crude oil field in the Carnarvon Basin.

BP has added value to Santos' marketing efforts through its global network of trading houses, providing access to worldwide marketing information and internal refinery capacity, and an entrée to niche marketing opportunities.





Above: John Brookes gas development.

Below: Belinda Wells and Barry Edwards inspecting the Scotia coal seam gas facility, Queensland.

REALISING VALUE AND BALANCING THE PORTFOLIO

The Strategic Projects team focuses on deriving value from Santos' undeveloped contingent resources and balancing the portfolio of assets.

Santos made several strategic acquisitions in 2005 that improved its position as one of the largest suppliers of gas to eastern Australian markets.

STRATEGIC ACQUISITIONS

The largest acquisition of gas assets was the US$466 million (A$612 million) purchase of US-based Tipperary Corporation which included a 75% working interest in the Fairview coal seam gas field, located near Roma in Queensland's Bowen Basin.

The Fairview field is a world-class quality coal seam gas resource which is well located in relation to infrastructure and the eastern Australian gas markets.

Net 2P reserves of 830 PJ (143 mmboe) were booked at the end of 2005. Additional potential exists in the large pool of contingent resources and by virtue of more than 4,000 square kilometres of exploration acreage.

Together with Santos' existing coal seam gas field at Scotia, in Queensland's Surat Basin, and conventional gas interests in the Cooper, Surat, Otway and Gippsland Basins and in Papua New Guinea, the Company is well positioned in all the current and potential gas supply regions to the eastern seaboard.

BENEFITS ACHIEVED FROM FULL OWNERSHIP

Santos also consolidated its position in the emerging gas supply hub of the Gippsland Basin, offshore Victoria, with the acquisition of the remaining 50% interests in the Patricia-Baleen and Sole gas fields respectively.

The purchases, giving Santos 100% of the two fields, occurred in two stages with acquisitions from Basin Oil, which held OMV Petroleum's Gippsland Basin assets (40% of each field), and Trinity Gas Resources (10%).

After acquiring full ownership of the Patricia-Baleen production infrastructure, Santos negotiated a conditional contract to process gas from Nexus Energy's nearby Longtom gas field.

The agreement, conditional on sufficient reserves being proved at the Longtom field with additional drilling, would add value to the Patricia-Baleen development through the processing fee paid by Nexus, the utilisation of excess capacity, and a possible extension of the productive life of the facility.

ADDING VALUE THROUGH DIVESTMENTS

Maintaining a balanced portfolio of exploration and development assets also requires regular reviews of non-performing assets or interests that no longer fit well with Santos' core activities.

During 2005, Santos sold its 25% interest in the Timor Sea exploration permit JPDA 03-01 in the Joint Petroleum Development Area between Australia and Timor Leste, which contains the undeveloped Jahal and Kuda Tasi oil fields.

The sale of the Timor Sea assets to British oil and gas group Paladin Resources generated a net gain of $16.3 million. Santos will, under certain circumstances, also receive up to US$3 million should an oil field be developed in the permit area in the future.

Santos also sold its 100% interest in the undeveloped Golden Beach gas field in the offshore Gippsland Basin to Cape Energy Group in 2005.

The flexibility to divest this non-core asset came from Santos' acquisition of the remaining 33% interest in Golden Beach through the purchase of OMV's Gippsland Basin assets earlier in the year.

However, again with a view to adding value to core activities, the sale agreement included a provision that Santos is able to purchase up to 44 PJ of gas when the Golden Beach field is developed.

The Golden Beach agreement will add another supply option to Santos' gas marketing arm, Santos Direct.

The ongoing rationalisation of non-core assets generated cash flow of $109.7 million in 2005 (2004: $39.9 million), principally comprising the sale of Santos' interests in the Jahal and Kuda Tasi oil fields in the Timor Sea and receipt of the proceeds from the 2004 sale of the Company's interest in the Carpentaria Gas Pipeline.

APPLYING TECHNOLOGY TO TIGHT GAS

Santos has identified several new technologies which have the potential to commercialise significant quantities of the large tight gas resource, which are hydrocarbons contained in traps with poor permeability, identified in the Cooper Basin.

Six projects to test these technologies are in the process of development and implementation during 2006 and 2007.

UNLOCKING VALUE FROM CONTINGENT RESOURCES

Liberating value from Santos' contingent resources continues to be a priority.

In the Timor/Bonaparte region, Santos and its co-venturers are focused on proving sufficient additional resources to allow the construction of a second LNG train at the Darwin plant.

In Papua New Guinea, Santos has a 25% interest in the Hides gas and condensate field which underpins the gas volumes required for the proposed PNG gas project.

Santos is continuing to undertake due diligence on the PNG gas project and is engaged in discussions and negotiations with the project operator and other stakeholders.

Darwin LNG processing and load-out facility.



2005 CONTINGENT RESOURCES
mmboe



- Northern Australia **816 mmboe**
- Western Australia **72 mmboe**
- Central Australia **586 mmboe**
- Southern Australia **43 mmboe**
- Papua New Guinea **391 mmboe**
- Indonesia **63 mmboe**

GROWING THE SIZE AND VALUE OF RESERVES

Santos added 122 mmboe of Proven (1P) reserves in the year to 31 December 2005.

1P reserves at the end of the year, after production of 56 mmboe and after divestments, were 414 mmboe, up from 348 mmboe at the end of 2004.

For the fourth consecutive year, the replacement of 1P reserves exceeded Santos' total production. The replacement rate for 1P reserves was 218% in 2005 and averaged 165% over the past three years, which compares very favourably with other successful companies on a global basis.

After backing out the impact of acquisitions and divestments, Santos' 2005 1P organic reserve replacement ratio was 123%, and the three-year average was 121%.

Proven plus Probable (2P) reserves also rose sharply, with the addition of 187 mmboe prior to production. After allowing for production, 2P reserves rose by 131 mmboe to 774 mmboe, up from 643 mmboe a year earlier, which represents a reserves replacement rate of 334%.

The 2005 reserves figures do not include any potential reserve bookings for the Jeruk oil discovery in the Sampang PSC in East Java, the Hiu Aman oil and gas discovery in the Donggala PSC in the Kutei Basin, offshore East Kalimantan or the Caldita gas discovery in the Bonaparte Basin, offshore Northern Territory. These discoveries are currently carried as contingent resources.

The average 1P reserve replacement cost for 2005 was US$9.04 per boe. Replacement costs in any one year are affected by the timing of spending and reserve bookings, so a three-year average is a more reliable indicator of costs. Santos' average replacement cost of US$8.71 per boe continues to be world competitive.

As a result of Santos' major development focus over several years, the proportion of developed reserves has steadily increased, with 77% of 1P reserves and 62% of 2P reserves now in the developed category, as shown in the graph below.

PERCENTAGE OF 1P AND 2P RESERVES DEVELOPED


%
100
80
60
40
20
0
2002
2003
2004
2005
1P Reserves
2P Reserves

RESERVE MOVEMENTS

The material movements in reserves during the year were as follows:

- **Cooper Basin** – revisions to both oil and gas reserves in existing Cooper Basin fields added 16.8 mmboe of 1P reserves. In the 2P category, negative revisions in gas reserves of 4.6 mmboe were offset by increases in oil reserves of 4.9 mmboe.

  The acquisition of Basin Oil from OMV Petroleum resulted in an increase of 2.1 mmboe of 1P and 4.9 mmboe of 2P reserves in the South Australian Cooper Basin.

- **Eastern Queensland** – reserves were booked at the Fairview coal seam gas field following the acquisition of Tipperary Corporation in October 2005. Year end bookings of 49.6 mmboe of 1P and 142.6 mmboe of 2P reserves were recorded based on an independent estimate undertaken by Netherland Sewell and Associates.

  Also in eastern Queensland, revisions to existing fields added some 4.1 mmboe of 1P and 4.4 mmboe of 2P reserves.

- **Southern Australia** – successful appraisal of the Casino field in the Otway Basin resulted in the addition of 6.0 mmboe of 1P reserves and 2.0 mmboe of 2P reserves. The discovery of the nearby Henry field added 5.4 mmboe of 1P and 11.1 mmboe of 2P reserves.

  In the Gippsland Basin, the acquisition of the OMV Petroleum and Trinity Gas Resources interests in the Patricia-Baleen field added 2.6 mmboe of 1P and 4.3 mmboe of 2P reserves.

- **Carnarvon Basin** – successful development and appraisal activity at the John Brookes field resulted in an increase of 25.5 mmboe of 1P and 10.4 mmboe of 2P reserves.

  At Mutineer-Exeter, positive reservoir performance and appraisal increased 1P reserves by 7.1 mmboe and 2P reserves by 4.3 mmboe, excluding the impact of 2005 production.

  A positive revision was recorded at Legendre-Thevenard of 1.8 mmboe of 1P and 1.5 mmboe of 2P reserves. At East Spar, the remaining reserves of 1.1 mmboe of 1P and 3.6 mmboe of 2P reserves were written-off following the watering out of the field.

- **Indonesia** – minor adds to the Maleo and Kakap fields of 1.0 mmboe of 1P and 1.2 mmboe of 2P in aggregate were offset by reduced reserves at Oyong of 2.6 mmboe of 1P and 3.5 mmboe of 2P following development drilling.

  The 10% government back-in to the Maleo field resulted in the divestment of 1.0 mmboe of 1P and 3.0 mmboe of 2P reserves.

Contingent Resources (best estimate) were 1,971 mmboe at the end of 2005, an increase of 528 mmboe (37%) relative to the previous year.

This significant increase is largely due to the booking of additional coal seam gas resources at Fairview and in the Roma area, together with exploration success at Caldita in the Timor/Bonaparte area and Hiu Aman offshore Indonesia.

PROVEN PLUS PROBABLE RESERVES (SANTOS SHARE) BY ACTIVITY

	Sales gas (incl. ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
Reserves year end 2004	2,873	74	49	3,523	643
Production	-197	-15	-4	-307	-56
Additions	68	0	0	0	12
Acquisitions/Divestments	863	0	0	40	149
Revisions	60	17	-2	-61	26
Estimated reserves year end 2005	3,667	76	43	3,195	774

PROVEN PLUS PROBABLE RESERVES (SANTOS SHARE) YEAR END 2005 BY AREA

(mmboe)

Area	Sales gas (incl. ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
Cooper Basin	933	25	12	1,560	210
Onshore Northern Territory	135	2	1	0	26
Offshore Northern Territory	322	1	24	1,439	91
Eastern Queensland	1,089	0	0	20	188
Southern Australia	359	0	2	176	65
Carnarvon Australia	589	44	3	0	148
Papua New Guinea	0	1	0	0	1
Indonesia	210	3	0	0	39
United States	30	0	1	0	6
Total	3,667	76	43	3,195	774

RESERVES SUMMARY (SANTOS SHARE)

(mmboe)	Year End 2004	Production	Revisions	Additions	Acq/Divest	Year End 2005
Proven (1P)	348	-56	63	6	53	414
Proven plus Probable (2P)	643	-56	26	12	149	774
Contingent Resources (Best Estimate)	1,443	0	44	401	83	1,971

DEFINING RESERVES

Santos has in place an evaluation and reporting process that is in line with international industry practice and is in general conformity with reserves definitions and resource classification systems published by the Society of Petroleum Engineers (SPE), World Petroleum Congress (WPC) and the American Association of Petroleum Geologists (AAPG). The definitions used are consistent with the requirements of the Australian Stock Exchange Ltd (ASX).

Reserves are defined as those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. Santos reports reserves net of the gas required for processing and transportation to the customer. Reserves reported are based on, and accurately reflect, information compiled by full-time employees of the Company who have the requisite qualifications and experience prescribed by the ASX Listing Rules.

EXTERNALLY REVIEWED BOOKING PROCESS

Santos' reserves processes and procedures were reviewed by independent expert, Gaffney, Cline & Associates, and found to be 'appropriate to providing robust estimates of Santos' reserve position in accordance with international industry practice'.

MANAGING FOR LONG-TERM SUSTAINABILITY



'SANTOS MADE GOOD PROGRESS DURING 2005 EMBEDDING THE PRINCIPLES AND PRACTICES OF SUSTAINABILITY INTO THE MANY ASPECTS OF OUR BUSINESS THROUGH A STRUCTURED PROCESS OF IMPROVEMENT, MEASUREMENT AND REPORTING.'

MARTYN EAMES VICE PRESIDENT CORPORATE AND PEOPLE

As a successful energy company, Santos must be able to uphold its reputation as a trusted and competent explorer and operator, continuing to make economic progress while operating in an environmentally responsible manner and fulfilling its social obligations.

Over the past year, significant efforts have been made to continue the process of integrating the principles of sustainability into Santos' decision-making and operational practices. As a result, Santos has recorded some of its best results for many of its sustainability indicators, including environment, health, safety and greenhouse.

FRAMEWORK FOR SUSTAINABILITY MANAGEMENT

Santos' commitment to sustainability is managed through the functionally-based organisation structure which reflects the various activities that occur throughout the business cycle of the Company.

Santos' 'conveyor belt' model from exploration to commercialisation, development and operations is supported by efficient support services that ensure operationally-focused areas are geared to achieve performance across the following four sustainability domains:

- **Environmental management** – the efficiency and effectiveness of how Santos uses natural resources.
- **Santos' people** – the wellbeing, skills and capabilities of employees.
- **Community development** – Santos' contribution to developing and sustaining the communities it is part of.
- **Economy prosperity** – Santos' economic contribution to the communities it is part of.

Santos is taking a long-term view of the sustainability of its business activities and assesses and measures sustainability performance for each functional area.

Santos applies a systematic approach to managing its operations. Aspirations and commitments are communicated through policies and management systems to ensure the appropriate results are achieved.

Measurement and reporting performance form the start of the continuous improvement loop. Details on performance against targets, commitments and aspirations will be included in detail in the sustainability report which will be issued later in the year.

REVIEWING SYSTEMS AND POLICIES

Santos has in place a number of policies and procedures that set out the responsibilities and systems to guide the actions of the Company and employees in all the areas of the business.

During the year a number of policies were reviewed and updated to reflect best practice

EXAMPLES OF SANTOS SYSTEMS AND POLICIES

Sustainability	**In place/ In development**
Environment	✔
Safety	✔
Health and wellbeing	✔
Training and development	✔
Human rights	▲
Community	▲
Greenhouse	✔

Business Conduct	**In place/ In development**
Conflict of interest	✔
Receiving gifts	✔
Bribery and corruption	✔
Financial management and accounting	✔
Risk management	✔
Securities dealing	✔
Shareholder communication and market disclosure	✔
Political affiliation	✔
Reporting misconduct	✔

Workplace and Employment	**In place/ In development**
Recruitment	✔
Issue resolution	✔
Employee benefits	✔
Performance management	✔
Leave	✔
Equal opportunity	✔
Use of company resources	✔
Confidentiality	✔
Privacy	✔
Internet and electronic communication	✔
Conditions of employment	✔

In place: ✔ Formal integrated policy in development: ▲

among industry leaders and other formal integrated policies are in the process of being finalised. The table on page 28 summarises the areas covered by these policies and current status.

One of Santos' systems is a comprehensive Environment, Health and Safety Management System used to define performance expectations and accountabilities, and to monitor and continually improve performance.

The Self Insurers Group in South Australia formally recognised Santos during 2005 for its establishment of the audit process which forms part of this system. Santos developed this process and it is in part based on industry best practice models.

More detail about this and the other systems Santos has in place can be found in the Corporate Governance section which begins on page 34.

2005 PERFORMANCE AND STATISTICS

Health and safety improves

Santos' safety vision is that 'we all go home from work without injury and illness' and the Company remains committed to continually improving its safety performance.

The 2005 result is the best Santos has ever achieved, with a total recordable case frequency rate of 4.9. This means that there were 4.9 lost time plus medical treatment injuries for every million hours worked and represents a 50% reduction over the past three years.

One of the most pleasing safety outcomes for 2005 is that there were no cases of heat stress requiring medical intervention. Many Santos employees work in the harsh arid environment of the Cooper Basin where temperatures regularly reach over 40°C in the summer months and the potential for heat stress is great. Santos has made a significant effort in educating employees about how to avoid heat stress and equipping them to do this.

Santos was acknowledged for its improvement in safety performance by the Australian Petroleum Production and Exploration Association, which nominated Santos as a finalist for its industry-wide awards.

Santos' own internal award system, the Directors' Environment, Health and Safety Awards, was conducted for the second time in 2005. Entries were received from 29 teams for consideration in six categories: Best Overall Environment Performance, Best Overall Health and Safety Performance, Best Overall Health and Safety Performance by Santos Contractor, Best Environmental Project or Innovation and Best Health and Safety Project or Innovation.

Oil spills decrease

Santos' oil spill prevention strategy continued to be a major focus in 2005 and for the second year in a row the Company reduced the volume of spills during the year.

In 2006, Santos will also focus on reducing the number of oil spills as well as volume. A continual reduction in the number of oil spills will reduce the chance of significant spill volumes over time.

Coongie Lakes National Park declared

A proud moment for Santos in June 2005 was the declaration of the Coongie Lakes area as a National Park by the South Australian Government at a special ceremony held on the banks of the Coongie Lakes at dawn.

The Coongie Lakes wetland system, located within the central Australia oil and gas fields operated by Santos, is home to an abundance of wildlife, fish, turtles, frogs and other mammals and importantly provides a refuge during drought.

Santos played a key role in securing the future of this important environmental icon by brokering a Memorandum of Understanding with South Australian conservation groups which recommended permanent protection for the Coongie Lakes area by excluding new petroleum activity from the area.

The Coongie Lakes National Park is testament to Santos' commitment to responsible environmental management. The leadership position taken by the Company was instrumental in securing the long-term protection of this vital arid wetland.

Developing and rewarding people

The investment Santos makes in its people is focused on ensuring the best available talent is identified and developed to support a rapidly-growing, high-performing business.

The strategy is supported by competitive remuneration and rewards that recognise and differentiate performance and is underpinned by a working environment that supports Santos' values and the wellbeing of all staff.

Santos has two Enterprise Agreements operating within Australia which provide a framework for the parties to develop and implement improvements in work practices,

TOTAL RECORDABLE CASE FREQUENCY RATE

TRCFR per million hours worked


15
12
9
6
3
0
2002
2003
2004
2005
Contractor
Combined
Santos employee

OIL SPILL VOLUMES

m^3


Lytton oil spill effect
1950
1560
1170
780
390
0
2002
2003
2004
2005

Safety exercise simulating an offshore rig evacuation.



EMPLOYEE GENDER BY FUNCTION

Function	Female	Male
Geoscience and New Ventures	24%	76%
Gas Marketing and Commercialisation	32%	68%
Strategic Projects	8%	92%
Development Projects and Technical Services	22%	78%
Operations	9%	91%
Finance	33%	67%
Corporate	48%	52%
Indonesia Business	30%	70%
United States Business	46%	54%
Total	20%	80%

Female ■ Male

skills and technology, while increasing job satisfaction in an increasingly challenging environment.

This framework provided a basis for achieving a program of voluntary redundancies in the field, identified as part of the Santos Continuous Improvement Program in 2004.

No time was lost at Santos during 2005 due to industrial stoppage.

Santos invested approximately $3,000 per person during 2005 on training and development designed to develop technical and business capability. This training included a focus on field appraisal and development, integrated basin analysis, deep water sedimentation, safety and frontline leadership.

A further $2.8 million was invested to take Santos' Competency Based Training model to the next stage at Australian field locations. This training is linked to the National Competency Framework and collaborative efforts involving field employees have significantly improved Santos' development of on-the-job skills.

Santos' gender profile reflects the predominantly male workforce in trades, engineering and science. The Company is involved in programs to improve gender balance; for example, the Premier of South Australia's Industry Awards for Teachers of Science & Mathematics, and the Geoscience Pathways project, which help secondary students better understand the applications of science and mathematics in business, thereby encouraging careers in these disciplines.

Voluntary employee turnover is relatively stable, especially considering the competitive nature of the oil and gas industry and the worldwide demand for skilled resources.

The majority of Santos' employees are located in South Australia due to the significant Cooper Basin operations and the Adelaide-based corporate and business services that support Santos' assets in Australia and overseas.

VOLUNTARY EMPLOYEE TURNOVER


%
10
8
6
4
2
0
2002
2003
2004
2005

BUILDING THE RIGHT CULTURE

In 2005 Santos continued a program of activities to ensure that the way employees and business partners work together enhances Santos' ability to be successful.

More than 1,200 employees participated in a series of one-day forums during the year that examined the data that were gathered from a survey of employees about cultural issues which was conducted in late 2004. Employees were encouraged to contribute ideas for improvement, and action has now been taken on a number of fronts.

These forums also provided an opportunity to discuss Santos' vision, strategy and values

LOCATION OF EMPLOYEES


%
South Australia 71%
Queensland 14%
Western Australia 2%
Northern Territory 2%
Victoria 1%
United States 3%
Indonesia 7%

(see inside front cover flap) in a comprehensive manner. The purpose of this was to broaden employees' knowledge of the business and the part they have to play in getting the right results.

Three culture project teams covering Vision, Values, Strategy and Communication; Leadership and Change; and Personal Development and Training were established and presented recommendations which will now form the basis for planning and establishing Santos' approach to culture development in the future.

INVESTING IN COMMUNITIES

Santos has formed relationships with the many communities in which it has operations and recognises that it has a responsibility to contribute to the health and wellbeing of those communities.

This is achieved in part through a well established sponsorship and donations program and in 2005 Santos contributed over $3 million to more than 120 events and organisations in South Australia, the Northern Territory, Queensland, Victoria, Indonesia and the United States.

In 2005 Santos also continued its support of the Adelaide Symphony Orchestra, the Australian School of Petroleum at the University of Adelaide and the South Australian Museum.

A treasure from the Santos-sponsored Crescent Moon Islamic art exhibition: an 18th century gold crown from Java (Banten, Java, Indonesia, Crown, 18th century, gold, precious stones, enamel, metal, 17.0 x 11.5 cm [outer crown] National Museum of Indonesia, Jakarta).



Asian tsunami

The devastation caused by the Asian Tsunami which struck on Boxing Day 2004 was a tragedy of incomprehensible magnitude.

Santos and its employees together responded to the aid effort and the Company matched dollar for dollar the employee contributions.

Almost $200,000 was contributed to nine different aid agencies in this manner. In addition, Santos has pledged $250,000 to a redevelopment project in Indonesia and is working with Red Cross Australia to identify a suitable project.

Santos Community Fund

The Santos Community Fund makes contributions to a wide range of community organisations that are in turn supported by the efforts of Santos employees who choose to contribute their own time and resources to improving their community.

Among the recipients in 2005 was the Royal Flying Doctor Service, which Santos has supported for more than 20 years; Camp Quality; the Juvenile Diabetes Research Foundation; and Oxfam.

Santos also contributed to the Our Patch project in Adelaide for the second year. This is a joint initiative of the Patawalonga and Torrens Catchment Management Boards and the Adelaide City Council in which Santos employees volunteer in a program to rehabilitate a section of the River Torrens.

Crescent Moon

Santos has been a long-time supporter of the arts as a way of bringing new ideas, perspectives and cultures to the wider Australian community.

In 2005 the Company was the major sponsor of Crescent Moon: Islamic Art and Civilisation in Southeast Asia, an exhibition of art and artefacts from the region.

This exhibition, a joint initiative of the Art Gallery of South Australia and the National Gallery of Australia, contains almost 200 treasures from six countries, some of which had never left their country of origin before.

Sponsoring the exhibition gave Santos the opportunity to demonstrate its commitment to fostering greater cultural understanding between South East Asia and Australia as well as informing the wider community about Santos' activities in the region.

Cultural heritage

Santos seeks to work cooperatively with the various Indigenous communities in the Northern Territory, Queensland, South Australia and Victoria with whom the Company shares responsibility for protecting areas of cultural significance.

In 2005 agreements were in place with the Kullilli, Boonthmurra, Wangkumarra and the Yandruwandha-Yawarraawarrka communities that provide benefits in areas such as education, community development and employment.

Processes for identifying and protecting cultural heritage are included in the Environment, Health and Safety Management System and there are cultural heritage management plans in place in the relevant operating areas.

Undurana Camel Farm

Santos has made a significant contribution to the establishment of a camel farm at Undurana, about 400 kilometres west of Alice Springs.

This enterprise was established in partnership with the people from a local outstation who saw an opportunity to farm feral camels in the region and sell them to buyers in Alice Springs and interstate. These camels are the descendants of camels that were introduced to Australia in the 1840s and now there are estimated to be 750,000 of them roaming the bush.

The Undurana Camel Farm is located near Santos' operations at Mereenie and the Company provided significant assistance to the project both financially and through the services of its employees who helped set up the farm.

Work undertaken included the construction of a paddock fence some 75 kilometres long, which took two years to complete.

The project will benefit a group of Traditional Owners through employment, income and

Anslem Impu at the Undurana Camel Farm mustering yards, Northern Territory (photograph courtesy of *The Australian* newspaper, photograph by Shannon Morris).



independence as well as removing feral camels that damage the environment. Santos believes that this is an exemplary model of corporate-community partnership.

PROVIDING SUSTAINABLE PROSPERITY

Carbon business plan

Santos recognises the issues relating to a carbon-constrained future and has developed a carbon business plan to identify and manage the associated risks and opportunities, as well as identify and develop areas of competitive advantage.

Santos' vision is to generate value from its carbon assets and aims to manage the commercial risk of greenhouse emissions. The plan includes promoting lower carbon fuels, particularly natural gas, and supporting research and innovation into future energy sources and practices.

Inclusion in indices

Santos has been listed on the Australian SAM Sustainability Index (AusSSI) since the index was established in February 2005. It tracks the performance of around 70 Australian companies considered to be leaders in their sector. Companies are subject to a rigorous assessment process where economic, environmental and social criteria are considered.

The Company is also listed on the Reputex Social Responsibility Index which comprises those companies from the ASX 300 Index that have achieved a Reputex corporate social responsibility rating of 'A' (satisfactory) or higher.

2006 SUSTAINABILITY REPORT

Santos released its first Sustainability Review in 2004, making public its commitment to operating with a view to its long-term sustainability as an energy company. At that time Santos adopted sustainability as a core value and committed to continually improving its performance in this area.

Since then Santos has made considerable progress across a number of areas and plans to release a 2006 Sustainability Report during the third quarter. This document will report progress against targets and provide further detail on policy, procedures and performance across the four domains of sustainability in each of Santos' functional areas.

CORPORATE GOVERNANCE



'UNDERPINNING SANTOS' CURRENT PERFORMANCE AND POSITIVE OUTLOOK IS STRONG CORPORATE MANAGEMENT AND GOVERNANCE.'

WESLEY GLANVILLE MANAGING COUNSEL AND COMPANY SECRETARY

1. SANTOS' APPROACH TO CORPORATE GOVERNANCE

The Board and Management of Santos believe that, for the Company to achieve and maintain its objective of being within the top quartile of exploration and production companies globally, it is necessary for the Company to meet the highest standards of personnel safety and environmental performance, governance and business conduct across its operations in Australia and internationally. Fundamental to this is the Board's commitment to continually enhance the Company's culture, vision and values, so as to ensure Santos continues to meet its strategic objectives whilst maintaining the highest standards. With this focus, the Board and Management similarly recognise the Company's responsibilities to its customers, employees and suppliers, as well as to the welfare of the communities in which it operates.

To achieve this, the Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors and in addition meet the requirements of the Corporations Act 2001 and the Listing Rules of the Australian Stock Exchange (ASX).

The Board regularly reviews and updates Santos' corporate governance policies and relevant practices and procedures for changes to the law, the Listing Rules and corporate practice on an annual basis and as required. Such reviews occurred during 2005 and the Company's policies continue to be updated as a result to ensure that they remain compliant with the relevant legislation and in accordance with best practice.

The corporate governance section of the Company's website, www.santos.com, contains information relating to the Company's corporate governance policies and procedures.

2. BOARD OF DIRECTORS AND ITS COMMITTEES

Except where otherwise indicated, references in this Statement to the "Board Guidelines" are to the formal guidelines in force during the past financial year and as at 30 March, 2006.

The names and details of the experience, qualifications, special responsibilities, and term of office of each Director of the Company are set out on page 55 of this Annual Report. Ten Board meetings are generally scheduled per year, two more than required under the Board guidelines. In 2005, a total of fourteen meetings were held. Board members are expected to attend any additional meetings as required. Each Director ensures they are able to devote sufficient time to discharge their duties and to prepare for Board and Committee meetings and associated activities. Details of each Director's attendance at Board and Committee Meetings and their shareholdings are also set out on page 63 of this Annual Report.

2.1 BOARD RESPONSIBILITIES

The Board is responsible for the overall corporate governance of the Company, including its strategic direction and financial objectives, oversight of the Company and its management, establishing goals for Management and monitoring the attainment of these goals.

Specifically, the Board is responsible for:

- the provision of strategic direction and oversight of Management;
- significant acquisitions and disposals of assets;
- significant expenditure decisions outside of the corporate budget;
- hedging of product sales, sales contracts and financing arrangements;
- the approval of, and monitoring of financial performance against strategic plans and corporate budgets;
- the approval of delegations of authority to Management;
- corporate governance generally;
- ethical standards and codes of conduct;
- the selection and evaluation of, and succession planning for, Directors and executive management;
- the remuneration of Directors and executive management; and
- the integrity of and oversight of operational and financial risk management.

The Board delegates management of the Company's resources to the Company's executive management team, under the leadership of the Chief Executive Officer and Managing Director (CEO), to deliver the strategic direction and goals approved by the Board. This Statement details the responsibilities delegated by the Board to executive management for:

- implementing corporate strategies;
- maintaining and reporting on effective risk management (including safety and plant integrity); and

- operating under approved budgets and written delegations of authority.

2.2 BOARD PROCEDURES

The Board Guidelines prescribe that the Board is to meet at least eight times a year, including a strategy meeting of two days duration. The number of meetings of the Board and of each of its Committees and the names of attendees at those meetings are set out on page 63 of this Annual Report. Board Meetings are structured in two separate sessions, without Management present for one of those sessions, unless specifically invited to address a particular issue. The agenda for meetings is prepared by the Company Secretary in conjunction with the Chairman and CEO, with periodic input from the Board. Board papers are distributed to Directors in advance of scheduled meetings. To assist in the effective execution of its responsibilities, the Board Guidelines include procedures for providing Directors with all relevant information and familiarity with the Company's major centres of operation. Further, Board meetings take place both at the Company's head office and from time to time at key operating sites, to assist the Board in its understanding of operational issues and the Company has implemented an ongoing regular education program in relation to the Company's business, opportunities and risks. These arrangements ensure each Director is able to inform and familiarise themselves with the Company's operations and does not rely exclusively on information provided to them by Management.

Executive management attend Board and Committee meetings, at which they report to Directors within their respective areas of responsibility. This assists the Board in maintaining its understanding of the Company's business and assessing the executive management team. Where appropriate, advisors to the Company attend meetings of the Board and of its Committees.

2.3 COMPOSITION OF THE BOARD

The composition of the Board is determined in accordance with the Company's Constitution and the Board Guidelines which, among other things, require that:

- the Board is to comprise a minimum of five and a maximum of ten Directors (exclusive of the CEO);
- the Board should comprise a substantial majority of independent, non-executive Directors;
- there should be a separation of the roles of Chairman and Chief Executive Officer of the Company; and
- the Chairman of the Board should be an independent, non-executive Director.

Currently, the Board comprises six non-executive Directors, all of whom are deemed independent under the principles set out below, and one executive Director.

The Board has adopted the definition of independence set out in the ASX Best Practice Recommendations and as defined in the 2002 guidelines of the Investment and Financial Services Association Limited.

Having regard to this definition, the Board generally considers a Director to be independent if he or she is not a member of Management and is free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with, the Director's ability to act in the best interests of the Company. The Board will assess the materiality of any given relationship that may affect independence on a case by case basis and has adopted materiality guidelines to assist in that assessment.

Under these guidelines, the following interests are regarded as material in the absence of any mitigating factors:

- a holding of 5% or more of the Company's voting shares or a direct association with an entity that holds more than 5% of the Company's voting shares;
- an affiliation with an entity which accounts for 5% or more of the revenue or expense of the Company.

The Board has determined that there should not be any arbitrary length of tenure that should be considered to materially interfere with a Director's ability to act in the best interests of the Company, as it believes this assessment must be made on a case by case basis with reference to the length of service of all members of the Board.

Each Director's independence is assessed by the Board on an individual basis, with reference to the above materiality guidelines and focussing on an assessment of each Director's capacity to bring independence of judgment to Board decisions. In this context, Directors are required to promptly disclose their interests in contracts and other directorships and offices held.

2.4 APPOINTMENT OF NEW DIRECTORS, TERM OF OFFICE AND RE-ELECTION

The Board Guidelines include the following principles:

- non-executive Directors are to be appointed on the basis that their nomination for re-election as a Director is subject to review and support by the Board;
- there should be appropriate circumstances justifying re-election after a specified period of service as a Director; and
- the contribution of the Board and of individual Directors is the subject of formal review and discussion on a biennial and annual basis, respectively.

Prospective candidates for the Board are reviewed by the Nomination Committee and appropriate regard is had to the business experience, skills-sets and expertise of the candidates and that required by the Board to ensure its overall composition enables the Board to meet its responsibilities. The Nomination Committee makes appropriate recommendations regarding possible appointments of directors to the Board. Prior to appointment, each Director is provided with a letter of appointment which encloses a copy of the Company's Constitution, Board Guidelines, Committee Charters, relevant policies and functional overviews of the Company's strategic objectives and operations. Additionally, the expectations of the Board in respect to a proposed appointee to the Board and the workings of the Board and its Committees are conveyed in interviews with the Chairman. Induction procedures include access to appropriate executives in relation to details of the business of the Company.

Under the Company's Constitution approximately one third of Directors retire by rotation each year. Directors appointed during the year are also required to submit themselves for election by shareholders at the Company's next Annual General Meeting.

2.5 REVIEW OF BOARD AND EXECUTIVE PERFORMANCE

As noted above, a Board review is conducted on a biennial basis and individual Director reviews occur annually. The biennial review of the Board and of its Committees was conducted by an independent consultant in 2005.

Performance evaluation of key executives is undertaken on a quarterly and annual basis by the CEO and summarised in presentation to the Remuneration Committee of the Board, both specifically for determination of remuneration and generally for review by the Board in relation to Management succession planning.

2.6 INDEMNITY, ACCESS TO INFORMATION AND INDEPENDENT PROFESSIONAL ADVICE

Information in respect to indemnity and insurance arrangements for Directors and senior executives appears in the Directors' Statutory Report on pages 65 and 66 of this Annual Report.

The Board Guidelines set out the circumstances and procedures pursuant to which a Director, in furtherance of his or her duties, may seek independent professional advice at the Company's expense. Those procedures require prior consultation with, and approval by, the Chairman and assurances as to the qualifications and reasonableness of the fees of the relevant expert and, under normal circumstances, the provision of the expert's advice to the Board.

Pursuant to a deed executed by the Company and each Director, a Director also has the right to have access to all documents which have been presented to meetings of the Board or to any Committee of the Board or otherwise made available to the Director whilst in office. This right continues for a term of seven years after ceasing to be a Director or such longer period as is necessary to determine relevant legal proceedings that commenced during that term.

2.7 COMPANY SECRETARY

The Company Secretary reports directly to the Board and is responsible for the administration of the business and responsibilities of the Board and its various Committees (excluding the Audit Committee which is the responsibility of the Manager Risk and Audit, who reports to the Chairman of the Audit Committee).

The Company Secretary acts as the Secretary to each of the Finance Committee, Nomination Committee, Remuneration Committee and Safety, Health and Environment Committee and is responsible to those Committees and the Board for ensuring compliance with their respective charters and guidelines.

The Company Secretary advises the Board and its Committees on governance matters and liaises with Management to ensure the resolutions of the Board and its Committees are discharged. The independent Directors of the Board also have individual access to the Company Secretary, who is empowered to engage the services of independent advisors at the request of the Board, a Committee or independent Director.

The Company Secretary can only be appointed and removed by the Board, ensuring that the requirements of the Board and its Committees are met independently of Management.

The Company's Managing Counsel, Wesley Glanville (BA, LLB, GDLP, MAICD), aged 44 years, was appointed as a joint Company Secretary on 23 February 2004 and, following the retirement of the then Group General Counsel and Company Secretary, has been the sole Company Secretary since 1 July 2004.

3 COMMITTEES OF THE BOARD

The Board has established a number of Board Committees to assist with the effective discharge of its duties. All Committees are chaired by, and comprised only of, non-executive, independent Directors, except the Safety, Health and Environment Committee, which includes the CEO as a member.

The Chairman of each Committee provides, and addresses, a written report together with the minutes and recommendations of the Committee at the next Board Meeting. The Chairman of each Committee also, on an annual basis, presents an overview report to the Board of the Committee's activities for the preceding twelve month period.

3.1 AUDIT COMMITTEE

The role of the Audit Committee is documented in a Charter, approved by the Board. This Charter was revised in December 2005 in line with contemporary best practice.

(a) Composition of the Audit Committee

The Committee is required to consist of no less than three members and to meet at least four times per year. All members must be independent, non-executive Directors and financially literate, with at least one member having past employment experience in finance and accounting, requisite professional certification in accounting or other comparable experience or background. At least one member must have an understanding of the Exploration and Production industry. The Chairman of the Board is precluded from being the Chairman of the Audit Committee.

The current members of the Audit Committee, all of whom are independent non-executive Directors, are: Mr K.A. Dean (Chairman – appointed effective 30 September 2005), Professor J Sloan and Mr R M Harding. The external auditors, CEO, Chief Financial Officer (CFO), Manager Risk and Audit, Managing Counsel and Company Secretary, and Group Controller attend Committee meetings by invitation.

There were 5 meetings held in 2005.

(b) Role of the Audit Committee

The primary objective of the Audit Committee is to assist the Board to fulfil its corporate governance and oversight responsibilities related to financial accounting practices, external financial reporting, financial reporting risk management and internal control, the internal and external audit function, and compliance with laws and regulations relating to these areas of responsibility.

Specifically, the role of the Audit Committee includes:

- reviewing the effectiveness of the Company's risk management and internal compliance and control systems relating to financial reporting;
- evaluating the truth and fairness of Company financial reports and recommending acceptance to the Board;

- reviewing the process adopted by the CEO and CFO when certifying to the Board as to the truth and fairness of the Company's financial reports and that the financial reports are based on a sound system of risk management and internal compliance and control;
- examining the accounting policies of the Company to determine whether they are appropriate and in accordance with generally accepted practices;
- meeting regularly with the internal and external auditors to reinforce their respective independence and to determine the appropriateness of internal and external audit procedures;
- reviewing the performance of the internal and external auditors and providing them with confidential access to the Board;
- receiving from the external auditors a formal written statement delineating all relationships between the auditors and the Company and confirming compliance with all professional and regulatory requirements relating to auditor independence;
- referring matters of concern to the Board, as appropriate, and considering issues which may impact on the financial reports of the Company; and
- recommending proposed dividends to the Board for final adoption.

(c) Independence of auditors and non-audit services

The Board has adopted a policy in relation to the provision of non-audit services by the Company's external auditor that is based on the principle that work that may detract from the external auditor's independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor. The Audit Committee Charter clearly identifies those services that the external auditor may not provide, those that may be supplied and those that require specific approval of the Chairman of the Audit Committee, in consultation with other members of the Committee.

It also provides that:

- the Board will not invite any past or present lead audit partner of the firm currently engaged as the Company's external auditor to fill a vacancy on the Board;
- audit partners who have had significant roles in the statutory audit will be required to rotate off the audit after a maximum of five years and there will be a period of at least two successive years before that partner can again be involved in the Company's audit; and
- the internal audit function, if outsourced, will be provided by a firm other than the external audit firm.

The Audit Committee provides the Board with a statement clarifying that the provision of non-audit services by the external auditors is compatible with the general standard of independence for auditors.

The nature and amount of non-audit services provide by the external auditors and are detailed on page 66 of the Directors' Statutory Report, together with the Directors' reasons for being satisfied that the provision of those services did not compromise the auditor independence requirements of the Corporations Act. A copy of the auditor's independence declaration as required under section 307C of the Corporations Act is set out on page 135 of this Annual Report.

3.2 NOMINATION COMMITTEE

The role, responsibilities and membership requirements of the Nomination Committee are documented in the Board Guidelines and in a separate Charter, approved by the Board.

Under the Board Guidelines, it is the responsibility of the Nomination Committee to devise the criteria for, and review membership of, and nominations to, the Board. The primary criteria adopted in selection of suitable Board candidates is their capacity to contribute to the ongoing development of the Company having regard to the location and nature of the Company's significant business interests and to the candidates' qualifications and experience by reference to the attributes of existing Board members.

When a Board vacancy exists or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Nomination Committee has responsibility for proposing candidates for consideration by the Board and, where appropriate, engages the services of external consultants.

The Chairman of the Board is the Chairman of the Nomination Committee. The current members of the Nomination Committee, all of whom are independent non-executive Directors, are Mr S Gerlach (Chairman), Mr M A O'Leary and Professor J Sloan.

3.3 REMUNERATION COMMITTEE

The role of the Remuneration Committee is documented in a Charter, approved by the Board, which Charter prescribes that the Committee must consist of at least three non-executive Directors.

The Remuneration Committee is responsible for reviewing the remuneration policies and practices of the Company including: the compensation arrangements for the CEO and senior management; the Company's superannuation arrangements; employee share and option plans; executive and senior management performance review, succession planning, and, within the aggregate amount approved by shareholders, the fees for non-executive Directors. The Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

The current members of the Remuneration Committee, all of whom are independent non-executive Directors, are: Professor J Sloan (Chairperson), Mr S Gerlach and Mr R M Harding.

3.4 FINANCE COMMITTEE

The role of the Finance Committee is documented in a Charter, approved by the Board, and includes responsibility for considering and making recommendations to the Board on the Company's capital management strategy and the Company's funding requirements and specific funding proposals. The Committee also has responsibility for formulating and monitoring compliance with treasury policies and practices and the management of credit, liquidity and commodity market risks.

The current members of the Finance Committee, all of whom are independent non-executive Directors, are: Mr S Gerlach (Chairman), Mr K A Dean and Mr M A O'Leary.

3.5 SAFETY, HEALTH AND ENVIRONMENT COMMITTEE

The role of the Safety, Health and Environment Committee is documented in a Charter, approved by the Board, and includes oversight of the Environment, Health and Safety Management System and review of the regular internal and external environmental and safety audits.

The current members of the Safety, Health and Environment Committee are: Mr S Gerlach (Chairman), Mr M A O'Leary, Mr R M Harding and Mr J C Ellice-Flint.

4 DIRECTOR FEES AND EXECUTIVE REMUNERATION

Remuneration levels are competitively set to attract and retain appropriately qualified and experienced personnel. Performance, duties and responsibilities, market comparison and independent advice are all considered as part of the remuneration process.

The structure and details of the remuneration paid to directors, the CEO and other senior executives during the period are set out in the Remuneration Report commencing on page 40 of this report and note 28 to the financial statements on page 112 of this report.

5 RISK MANAGEMENT

The Board is responsible for overseeing the implementation of, and ensuring there are adequate policies in relation to, the Company's risk management and internal compliance and control systems. These systems require Management to be responsible for identifying and managing risks to the Company's businesses.

An Enterprise Wide Risk Management approach forms the cornerstone of Risk Management activities of Santos and is based on the relevant Australian Standard (AS/NZS 4360 : 2004). This approach is incorporated in the Company's Risk Management Policy, and aims to ensure that major business risks facing the Company have been consistently identified, analysed and evaluated, and that active management plans and controls are in place for the ongoing management of these risks. Independent validation of controls is undertaken by internal audit as part of its risk based approach. The internal audit function is independent of the external auditor and reports to the Audit Committee.

The CEO and CFO are required to advise the Board annually in writing whether:

- the Consolidated Financial Report is founded on a sound system of risk management and internal compliance and control systems, which implements the policies adopted by the Board; and
- the Company's risk management and internal control systems, to the extent they relate to financial reporting, are operating efficiently and effectively in all material respects.

The Board has in place a number of arrangements and internal controls intended to identify and manage areas of significant business risk. These include the maintenance of:

- Board Committees;
- detailed and regular budgetary, financial and management reporting;
- established organisational structures, procedures, manuals and policies;
- audits (including internal and external financial, environmental and safety audits);
- comprehensive insurance programmes; and
- the retention of specialised staff and external advisors.

Examples of management of specific risks are as follows:

- **Management of environmental and safety risk** – environmental and safety risk is managed through: a comprehensive Environmental Health and Safety Management System based on Australian Standard 4801 and International Standard 14001; safety, health and environment committees at Board and Management levels; the retention of specialist environmental, health and safety staff and advisors; regular internal and external environmental, health and safety audits; and imposing environmental care and health and safety accountability as line management responsibilities.
- **Management of exploration risk** – exploration risk is managed through internal control systems which include: formalised risk assessment procedures at the functional level; corporate review in both prospect and hindsight; Board approval of exploration budgets; and regular reporting on progress to the Board. External reviews are also undertaken as necessary.
- **Investment appraisal** – the Company has clearly defined procedures for capital expenditure. These include: annual budgets; detailed appraisal and review procedures; levels of authority; and due diligence requirements where assets are being acquired.
- **Financial reporting and treasury** – a comprehensive budgeting system exists with an annual budget approved by the Board. Monthly actual results are reported against budget and, where applicable, revised forecasts for the year are prepared and reported to the Board. Speculative transactions are prohibited. Further details relating to financial instruments and commodity price risk management are included in Note 34 to the financial statements.
- **Functional reporting** – all significant areas of Company operations are subject to regular reporting to the Board. The Board receives regular reports on the performance of each functional area, including: operations; gas marketing and commercialisation; liquids marketing; corporate and people; legal and secretariat; geoscience, exploration and new ventures; development and technical services; finance; safety; government; investor relations and environmental matters.

6 ETHICAL STANDARDS AND CODE OF CONDUCT

To promote high standards of corporate governance and business conduct the Company has provided its employees with a clear set of rules, values and guidelines to follow when carrying out their work as a Santos employee and representative. In addition to the Board Guidelines, the Company has in place an integrated code of conduct which prescribes that, in addition to compliance with all applicable legal requirements, the Board expects all Directors, executives and employees of the Company to adopt appropriate standards of professional and business conduct in their dealings on behalf of the Company. The Board, in conjunction with executive management, is responsible for ensuring compliance by all employees with those standards.

In particular, the integrated code of conduct requires that Directors and employees:

- avoid conflicts of interest, and ensure that all business transactions are conducted solely in the best interests of the Company;
- are aware of, and comply with laws and regulations relevant to the Company's operations including environmental and trade laws both in Australia and abroad;
- protect any Company assets under their control and not use Company assets for personal purposes, without prior Company approval;
- do not disclose or use in any improper manner confidential information about the Company, its customers or affairs;
- respect the privacy of others and comply with the Company's Privacy Policy; and
- report misconduct through prescribed reporting channels, including as a last resort, the independent Company 'hotline'.

The standards of conduct expected of Santos staff, including those directed at the broader stakeholder constituency of shareholders, employees, customers and the community, are also recorded in separate guidelines and policies relating to dealing in securities (refer to the next section), the environment, occupational health and safety and human resources. Further, a code of conduct, based on that developed by the Group of 100 (an association of senior finance executives from Australia's business enterprises) applies to the CFO and all other officers and employees within the finance function of the Company who have the opportunity to influence the integrity, direction and operation of the Company and its financial performance.

Where applicable, the guidelines and policies are incorporated by reference in individual contracts of employment or expressly set out in those contracts, including provisions relating to: conflicts of interest; confidentiality and restrictions against use and dissemination of information; use of Company assets; perquisites, tender processes, benefits and contact with suppliers; employment opportunity practices; privacy; training and further education support; and smoking, alcohol and drugs.

7 GUIDELINES FOR DEALING IN SECURITIES

The Company has developed specific written guidelines that prohibit Directors and executives (and their respective associates) from acquiring, selling or otherwise trading in the Company's shares if they possess material price-sensitive information which is not in the public domain.

Pursuant to these guidelines, no person may deal in securities while they are in the possession of price sensitive information. In other circumstances, Directors must inform and receive acknowledgment from the Chairman or his representative (and executives from the Company Secretary or a person appointed by the Board) of an intention prior to any dealings in securities either by themselves or by their associates, and must promptly notify details following the dealing.

The Company's policy is that trading in Santos securities is permitted, with approval as set out above, only during the following periods:

- the period commencing two clear days after the announcement of the Company's annual results and ending 1 July; and
- the period commencing two clear days after the announcement of the Company's half-yearly results and ending 1 January.

Under the guidelines, prohibitions on dealing in securities apply not only to the acquisition and disposal of shares, but also to the acquiring, taking, assigning and releasing of options traded in the options market.

Directors and executives may not deal in securities on considerations of a short-term nature.

8 CONTINUOUS DISCLOSURE AND SHAREHOLDER COMMUNICATION

The Company is committed to giving all shareholders timely and equal access to information concerning the Company.

The Company has developed policies and procedures in accordance with its commitment to fulfilling its obligations to shareholders and the broader market for continuous disclosure. These policies establish procedures to ensure that Directors and Management are aware of and fulfil their obligations in relation to the timely disclosure of material price sensitive information. Information must not be selectively disclosed prior to being announced to the ASX or NASDAQ. Directors and executive management must notify the Company Secretary as soon as they become aware of information that should be considered for release to the market.

When the Company makes an announcement to the market, that announcement is released to each exchange where its shares are listed: ASX and NASDAQ. The Company Secretary is responsible for communications with the exchanges. All material information disclosed to the ASX is posted on the Company's website at www.santos.com. This includes ASX announcements, annual reports (including therefore this Corporate Governance Statement), notices of meeting, CEO briefings, media releases, and materials presented at investor, media and analyst briefings. An email "alert" facility is also offered to shareholders. Web-casting of material presentations, including annual and half-yearly results presentations, is provided for the benefit of shareholders, regardless of their location.

The Board is aware of its obligations and will seek shareholder approval as required by the Company's constitution, the Corporations Act and the ASX Listing Rules.

Additionally, the Company's external auditor attends annual general meetings to be available to answer shareholder questions relevant to the conduct of the audit.

REMUNERATION REPORT

The Directors of the Company present the Remuneration Report prepared in accordance with section 300A of the Corporations Act for the Company and the consolidated entity for the year ended 31 December 2005. This Remuneration Report forms part of the Directors' Report.

The Company's overall objective is to deliver top quartile strategic operating and shareholder value performance in the short and longer terms when compared with its peers in the international petroleum exploration and production industry. In order to achieve these objectives the Company needs to have the best, brightest and most experienced people available to it. Delivery of the Company's remuneration strategy is a key objective in delivering that performance.

The Company's remuneration strategy is therefore designed to attract, retain and motivate appropriately qualified and experienced directors, executives and staff capable of discharging their respective responsibilities to enable the Company to achieve its business strategy.

NON-EXECUTIVE DIRECTORS

The fees paid to non-executive Directors are set at a level which:

- is consistent with prevailing market conditions;
- ensures the Company is able to attract and retain Directors of the required qualifications, background and experience needed to ensure an effective and value adding Board; and
- reflects the responsibilities of, and the time commitment required from, each non-executive Director to discharge his or her duties.

CEO AND SENIOR EXECUTIVES

Executive remuneration comprises both a fixed component and an at-risk component and is intended to remunerate executives for increasing shareholder value, for achieving financial targets and business strategies and to align their remuneration with the financial interests of shareholders. The Company's executive remuneration strategy is designed to attract and retain high calibre executives.

Details of the Company's remuneration strategy are set out in this Report as follows:

TABLE 1: OVERVIEW OF ELEMENTS OF REMUNERATION

	Elements of remuneration	Directors		Specified executives	Discussion in Remuneration Report
		Non-executive	Executive		
Fixed remuneration	Fees	✔	✘	✘	Sections 1A, 1B
	Salary	✘	✔	✔	Sections 2A, 2C, 2D, 2F
	Superannuation	✔[1]	✔	✔	Sections 1A, 2C, 2D, 2F
	Expense allowance	✘	✘	✘	–
	Other benefits	✘	✔	✔	Sections 1B, 2D, 2F
At-risk remuneration	Short term incentive	✘	✔	✔	Sections 2A, 2B, 2C, 2D, 2F
	Long term incentive	✘	✔	✔	Sections 2A, 2B, 2C, 2D, 2F
Post-employment	Notice periods & termination payments	✘	✔	✔	Section 2E

1 Superannuation contributions are made on behalf of non-executive Directors to satisfy obligations under the Superannuation Guarantee Charge legislation.

This Remuneration Report has been adopted in accordance with a resolution of the Directors of Santos Limited.

1 NON-EXECUTIVE DIRECTORS' FEES

A. Board Policy on fees

Shareholder approved aggregate

Non-executive Directors' fees, including committee fees, are set by the Board within the maximum aggregate amount of $1,500,000 per annum approved by shareholders at the Annual General Meeting held on 7 May 2004.

The fees paid to non-executive Directors within this aggregate amount are set at levels which reflect both the responsibilities of, and the time commitments required from, each director to discharge their duties. Non-executive Directors remuneration is not linked to the performance of the Company in order to maintain their independence and impartiality. The fees paid to non-executive Directors in 2005 are set out below.

TABLE 2: DIRECTORS' FEES

	Board		Board Committee	
	Chairman	**Member**	**Chairman**	**Member**
Fee	330,000[1]	110,000	9,000-18,000[2]	6,000-12,000[3]

1 The Chairman did not receive any additional fees for serving on Board Committees.

2 Finance Committee ($9,000); Remuneration Committee ($12,000); Safety, Health and Environment Committee ($15,000); Audit Committee ($18,000).

3 Finance Committee ($6,000); Remuneration Committee ($8,000); Safety, Health and Environment Committee ($10,000); Audit Committee ($12,000).

Remuneration Committee considerations

In setting fee levels, the Remuneration Committee, which makes recommendations to the Board, takes into account:

- independent professional advice;
- fees paid to non-executive Directors by comparable companies;
- the general time commitment required from non-executive Directors and the risks associated with discharging the duties attaching to the role of director;
- the level of personal responsibility undertaken by a Director; and
- the general commercial expertise, experiences and qualifications of the Directors.

The Remuneration Committee and the Board will continue to review the approach to non-executive Director fees to ensure it remains competitive and in line with general industry practice and best practice principles of corporate governance.

Details of the membership of the Remuneration Committee and its responsibilities are set out in the Corporate Governance Statement on page 37 of the Annual Report.

Superannuation and fees for special services

Superannuation contributions are made on behalf of the non-executive Directors in accordance with the Company's statutory superannuation obligations.

In accordance with the constitution, non-executive Directors are also permitted to be paid additional fees for special duties or exertions. Such fees may or may not be included in the aggregate remuneration cap approved by shareholders, as determined by the Directors. No such fees were paid during the year.

Directors are also entitled to be reimbursed for all business related expenses, including travel on company business, as may be incurred in the discharge of their duties.

Retirement benefits

Directors appointed after 1 January 2004 are not entitled to receive a benefit on retirement (other than statutory entitlements).

Non-executive Directors appointed prior to 1 January 2004 are contractually entitled to receive a retirement benefit but the amount of the benefit was "frozen" as at 30 June 2004. The benefit is payable upon ceasing to hold office as a director. The retirement payment (inclusive of superannuation guarantee charge entitlements) is made pursuant to an agreement entered into with each non-executive Director on terms approved by shareholders at the 1989 Annual General Meeting. These benefits have been fully provided for by the Company.

B. Remuneration

Details of non-executive Directors' remuneration for the years ended 31 December 2005 and 31 December 2004 are set out in the following tables. All values are in A$ unless otherwise stated.

TABLE 3(a): DETAILS OF NON-EXECUTIVE FEES AND ENTITLEMENTS FOR 2005

	Directors' fees	Committee fees	Superannuation contributions[1]	Other	Total
S Gerlach (Chairman)	330,000	-	11,862	-	341,862
P C Barnett	110,000	24,000	11,862	-	145,862
K A Dean[2]	93,650	8,153	10,166	-	111,969
R M Harding	110,000	12,000	10,980	-	132,980
G W McGregor[3]	82,500	18,000	8,807	-	109,307
M A O'Leary	110,000	10,000	10,800	-	130,800
C J Recny[2]	93,650	-	8,428	-	102,078
J Sloan	110,000	24,000	11,822	-	145,822
Total	**1,039,800**	**96,153**	**84,727**	**-**	**1,220,680**

TABLE 3(b): DETAILS OF NON-EXECUTIVE FEES AND ENTITLEMENTS FOR 2004

			Post-employment			
	Directors' fees	Committee fees	Superannuation contribution[1]	Retirement[4]	Other[6]	Total
S Gerlach (Chairman)	285,000	-	11,293	-	31,167	327,460
P C Barnett	95,000	15,500	9,945	15,569	-	136,014
F J Conroy[5]	90,041	14,689	9,425	15,927	-	130,082
R M Harding	91,667	1,000	5,040	-	-	97,707
G W McGregor	95,000	20,500	10,157	15,716	-	141,373
M A O'Leary	95,000	9,000	9,360	16,842	-	130,202
J Sloan	95,000	19,750	10,090	15,403	-	140,243
Total	**846,708**	**80,439**	**65,310**	**79,457**	**31,167**	**1,103,081**

1 Superannuation contributions made on behalf of non-executive Directors to satisfy the Company's obligations under applicable Superannuation Guarantee Charge legislation.

2 Mr K A Dean and Mr C J Recny joined the Board on 23 February 2005.

3 Mr G W McGregor retired from the Board on 30 September 2005.

4 These amounts represent the balance of the provision for retirement benefits that were "frozen" as at 30 June 2004 for non-executive Directors appointed prior to 1 January 2004. The retirement benefits for all such Directors were fully provided for at the end of the period.

5 Upon his retirement as a Director on 14 December 2004, Mr F J Conroy became entitled to a retirement payment of $161,447 in accordance with arrangements previously approved by shareholders. Only $15,927 of this amount has been disclosed as part of Mr Conroy's remuneration for the 2004 reporting period, as the balance of the payment had been provided for in previous reporting periods.

6 Payment related to a leasing arrangement for a motor vehicle, which arrangement was terminated on 30 June 2004.

2 CEO AND SENIOR EXECUTIVE REMUNERATION

A. Board policy on remuneration

The Remuneration Committee of the Board has recommended, and the Board has adopted, a policy that remuneration will:

(a) reflect the responsibilities of executives and other employees;

(b) be reasonable and competitive in the resources and energy industry within which the Company operates in order to attract, motivate and retain high performing employees;

(c) ensure a significant portion of remuneration is at risk against individual and company performance and shareholder value creation;

(d) ensure that superior performance is rewarded, thereby reinforcing the short, medium and long term objectives of the Company as set out in the strategic business plans endorsed by the Board; and

(e) encourage executives to manage from the perspective of shareholders.

In order to link a substantial proportion of the Chief Executive Officer and Managing Director (CEO) (Mr John Ellice-Flint) and senior executive remuneration to Company performance, the remuneration packages include a fixed component and both short term and long term incentive components. Accordingly, the Board aims to achieve a balance between fixed and at-risk or performance related components of remuneration at each job and seniority level.

The relative proportion of the CEO's and senior executive's total remuneration packages that is performance-based is set out in the table below:

TABLE 4: OVERVIEW OF REMUNERATION PACKAGE

% of total remuneration (annualised)	Fixed remuneration	Performance-based remuneration	
	TFR	STI	LTI
CEO[1]	44%	56%	0%[2]
Executive VP Operations	52%	27%	21%
Chief Financial Officer	52%	27%	21%
Other specified executives	57%	20%	23%
Other senior executives	66%	14%	20%

1 On appointment the CEO was granted 1,000,000 Restricted Shares subject to completion of a service condition.

2 The CEO's total remuneration package for 2005 also incorporated a long term incentive element in the form of 1,000,000 options. This was the third tranche of a grant of options made at the time of his appointment in December 2000. These options were subject to a TSR performance hurdle and had an exercise price of $5.83. The options vested during the year and were exercised in September 2005. In accordance with the AIFRS Accounting Standards, as these options were granted prior to 7 November 2002, no accounting value has been attributed to these options in the financial statements or for the purposes of remuneration disclosure in 2005.

B. Company performance and Remuneration

Pay and performance relationship

Santos' executive remuneration is directly linked to the performance of the company across a range of measures including the creation of shareholder wealth. Santos' executive remuneration policy emphasises pay for performance, with a remuneration mix that is on average more performance leveraged than many competitors. That is, a higher proportion of Santos' executive pay is at risk when compared to that of executives in many competitor companies.

The at-risk element of pay is comprised of two components.

- Short term incentives provide for a bonus payment if performance based on a mix of company and individual criteria meet or exceed targets set at the beginning of each financial year. Company performance influences 70% of specified executives' short term incentives, and individual performance influences the remaining 30%.
- Long term incentives provide for the vesting of equity based rewards if performance over a three-year period delivers above average shareholder returns relative to other companies. Long term performance is assessed using relative Total Shareholder Return (TSR). TSR incorporates share price growth, dividends and other capital adjustments and is widely considered as one of the best indicators of shareholder wealth.

Vesting of 50% of the 2005 LTI award is based on relative TSR against ASX 100 companies, and vesting of the other 50% is based on relative TSR against a group of Australian exploration and production companies in the ASX Energy Index with a market capitalisation above $400 million and international exploration and production companies, which for 2005 comprised:

- Anadarko Petroleum Corporation
- Apache Corporation
- Australian Worldwide Exploration Limited
- BG Group PLC
- Burlington Resources Inc
- Canadian Natural Resources Limited
- Chesapeake Energy Corporation
- Devon Energy Corporation
- EOG Resources Inc
- Hardman Resources Limited
- Murphy Oil Corporation
- Newfield Exploration Co
- Nexan Inc
- Noble Energy Inc
- Oil Search Limited
- Talisman Energy Inc
- Unocal Corporation
- Woodside Petroleum Limited
- XTO Energy Inc.

Annual company performance

The table below shows results against various measures of company performance from 2001 to 2005. These measures are examples of measures used to determine the overall level of bonuses paid.

TABLE 5: COMPANY PERFORMANCE MEASURES 2001–2005

Year	2001	2002	2003	2004	2005
Safety (total recordable case frequency rate)	8.8	9.0	7.2	6.4	4.9
Environment (cubic metres of uncontained spills)	399	393	1,943	83	18.5
Production (mmboe)	55.7	57.3	54.2	47.1	56.0
Netback (A$/boe)	19.30	18.74	19.03	21.27	31.99
Reserve replacement cost – 1P (A$/boe)	Not measured	8.73	8.57	16.79	12.91
Reserve replacement rate – 1P (%)	Not measured	119	148	121	218
ROACE (%)	13.9	8.9	8.8	11.7	19.8
EBITDAX (A$/share)	1.81	1.86	1.81	1.97	3.13

Long Term Company Performance
As an indication of the Company's long term performance, the graph to the right illustrates the Company's TSR from 2001 to 2005, together with the average TSR of the ASX 100 and average TSR of the group of Australian and international companies listed on page 44.

The second graph shows the Company's share price between January 2001 and December 2005.

Dividends paid by the Company from 2001 to 2005 are as follows:

(Dividends per ordinary share)

2001	$0.30
2002	$0.30
2003	$0.30
2004	$0.30
2005	$0.36

TSR OF SANTOS, ASX 100 AND AUSTRALIAN AND INTERNATIONAL COMPANIES FROM 2001 TO 2005



%
200
150
100
50
0
-50
January 2001
December 2005
Santos Limited
E&P Comparator Group
ASX 100

SANTOS SHARE PRICE 2001-2005



$
15
10
5
0
January 2001
December 2005

Capital Management
As part of the Company's ongoing capital management strategy, $250 million of ordinary shares were bought back on 4 December 2001. This buy-back was funded through a $350 million offer of Reset Convertible Preference Shares, which provided a more flexible and efficient form of funding.

The Company bought back 40,518,558 fully paid ordinary shares, representing 6.54% of fully paid ordinary shares on issue at that date, at a price of $6.17 per share comprising an amount of $106,563,807 debited against the Company's capital account and an amount of $143,435,695 debited against the retained earnings account.

As a further capital management initiative, the Company decided to replace the Reset Convertible Preference Shares with an alternative form of capital. The Company undertook a $600 million offering of Redeemable Convertible Preference Shares (or FUELS) and, out of the proceeds, on 30 September 2004 redeemed and bought back the entire 3,500,000 Reset Convertible Preference Shares on issue at that date. 2,865,821 were redeemed at face value and reinvested in FUELS, 489,774 shares were bought back for $105 each and cancelled, and 144,405 were redeemed at face value. This redemption and buy-back resulted in an amount of $350,000,000 being debited against the Company's capital account and an amount of $2,448,870 being debited against retained profits representing the $5.00 premium paid over the issue price in the buy-back of the 489,774 Reset Convertible Preference Shares.

C. ELEMENTS OF REMUNERATION – CEO

2005
The structure of the CEO's 2005 remuneration package was agreed at the time of entering into his executive Service Agreement in December 2000 in order to recruit him and to, in part, compensate him for some of the benefits he gave up in leaving his previous employment. His remuneration during 2005 comprised the following components:

1. Fixed remuneration (subject to review);
2. At-risk remuneration, comprising:
   - an annual bonus (as determined by the Board);
   - an entitlement to 1,000,000 five-year Restricted Shares which vested on 12 December 2005; and
   - 1,000,000 options which achieved the required performance hurdles and vested during the year.

Mr Ellice-Flint's fixed remuneration for the year ended 31 December 2005 was $1,300,000. In accordance with the terms of this Service Agreement Mr Ellice-Flint was able to take this "base salary package" in a combination of salary and benefits agreed with the Chairman.

Mr Ellice-Flint's annual bonus ranges from 0% to a potential 150% of his fixed remuneration, depending upon performance measured in terms of growth of profitability, exploitable reserves, share price increase and other objectives set by the Board. His performance against these targets was determined subsequent to the balance date. The value of the cash bonus granted to Mr Ellice-Flint during 2005 was $1,657,500 or 85% of his maximum potential annual bonus. The remainder of Mr Ellice-Flint's maximum potential annual bonus did not vest.

On 13 December 2000, Mr Ellice-Flint was granted 1,000,000 Restricted Shares. These shares were granted to him at no cost at the time of his appointment as CEO as part of the total package required to attract Mr Ellice-Flint from the senior position he had held previously. No performance conditions were attached to the shares and legal title passed to Mr Ellice-Flint upon his completion of five years service with Santos on 12 December 2005.

In addition, the Company has been contributing an actuarially determined amount into the Company's superannuation fund to provide for Mr Ellice-Flint's superannuation benefits.

Mr Ellice-Flint was also granted options, each to acquire a fully paid ordinary share in the Company. The exercise price of the options was set at the time of his appointment in 2000 at $5.83, and vesting of the third and final tranche of 1,000,000 options was effected upon the satisfaction of performance conditions, which were tested during 2005. These options were provided essentially on the same terms as those issued to other senior executives under the Santos Executive Share Option Plan at the time of grant. The value of these options, together with the terms on which they were granted, are outlined further below.

2006

The structure of Mr Ellice-Flint's remuneration arrangements has been reviewed following the completion of his first five years in office. The revised arrangements are intended to cover the period from January 2006 until at least August 2009. Details of the proposed arrangements were previously disclosed to the ASX.

Mr Ellice-Flint's fixed annual remuneration will increase to $1,500,000 to be reviewed annually thereafter. Mr Ellice-Flint's short term incentive enables a maximum of 150% of fixed annual remuneration to be earned for exceeding quantitative and qualitative targets. In addition, 50% of the actual annual bonus awarded in each year is required to be invested in shares in the Company, which are to be held, in general, for a further period of two years. Subject to receiving shareholder approval at the 2006 AGM, Mr Ellice-Flint will be granted 2,500,000 options under the Santos Executive Share Option Plan. The options will be subject to the following performance testing dates and vesting periods:

- 500,000 options which will vest no earlier than 26 August 2007 (noting these options were intended to be approved at the 2005 AGM but were held over as a result of the overall remuneration review undertaken by the Board);
- 1,000,000 options which will vest no earlier than 26 August 2008; and
- 1,000,000 options which will vest no earlier than 26 August 2009.

The exercise price of the options is $11.36, which is the weighted average of the share price over the 10-day period up to and including 9 March 2006.

The performance conditions may be retested during the 12-month period commencing on the earliest testing date for a tranche, as set out above. If the performance conditions are not satisfied at the end of that 12-month retesting period, the options in that tranche will lapse.

The superannuation arrangements put into place when Mr Ellice-Flint was appointed have been varied. Those arrangements are expensive and tax inefficient for both the Company and Mr Ellice-Flint and will be increasingly so over time. The Company required superannuation contribution in 2005 was $637,000 and that cost will escalate since Mr Ellice-Flint has attained the age of 55 years. Mr Ellice-Flint's current entitlement to a benefit equal to 2.76 times his base salary on retirement will be frozen. In place of the future benefits he will forego, the Company will seek shareholder approval to provide Mr Ellice-Flint with an annual loan of $500,000 to acquire Santos shares in each of 2006, 2007 and 2008 which are to be held during the course of his continued employment or such other period as the Board determines.

Each loan of $500,000 is to be interest free and forgiven after three years or such other period as the Directors determine and is to be conditional upon Mr Ellice-Flint's continued service and the discharge of his responsibilities as required under his Service Agreement, entered into with the Company on 13 December 2000.

Fringe benefits tax will not be payable on the interest free loan, but will be payable at the time of its forgiveness. The total cost to the Company for each loan will be approximately $1 million.

D. ELEMENTS OF REMUNERATION – OTHER SPECIFIED EXECUTIVES

As indicated in Section 2B, remuneration for the Company's other senior executives is made up of the following components:

1. Total Fixed Remuneration (comprising salary, superannuation and benefits); and
2. At-risk remuneration, comprising:
   - Short Term Incentives (STI) – based on annual individual and Company performance; and

- Long Term Incentives (LTI) – based on the Company's performance relative to other companies over a three-year period.

Total Fixed Remuneration (TFR)
The terms of employment for all executive management contain a fixed remuneration component. The TFR component is expressed as a dollar amount that the executive may take in a form agreed with the Company. This amount of remuneration is not dependent upon performance, but is quantified by reference to the median remuneration paid to executives in comparable roles in the Australian market, as well as the individual's qualifications and experience.

Short Term Incentive (STI)
The STI program links specific performance targets with the opportunity for eligible executives to earn cash incentives based on a percentage of fixed remuneration.

Summary of the STI

What is the STI?	The STI is an annual cash bonus paid to reward performance based on a mix of both Company and individual performance targets.
Who participates in the STI?	The CEO, senior executives and all non-award employees.
Why does the Board consider the STI an appropriate incentive?	The STI is designed to put a proportion of each executive's annual remuneration at risk against meeting targets linked to the Company's annual business objectives, thereby driving both individual and Company performance.
What are the maximum amounts that can be earned as a STI?	The maximum amounts that can be earned as a STI are 150% of fixed remuneration for the CEO, and 50% or 75% of TFR for specified executives.
What proportions of an executive's STI is based on Company performance and individual performance?	For the specified executives, 70% of the STI is based on Company performance, and the remaining 30% is based on individual performance. For other executives, 50% of the STI is based on Company performance, and the other 50% is based on individual performance.
What are the performance conditions?	Company performance is assessed on a range of metrics covering reserves growth, reserve replacement cost, production, margin, new growth options, shareholder value creation, people, environment, health, safety and continuous improvement. Individual performance is assessed against targets set within each executive's area of responsibility.
Who assesses performance?	The Remuneration Committee assesses performance against the conditions in respect of the CEO and makes a recommendation to the Board. The CEO assesses performance against the conditions in respect of senior executives following the close of the financial year and having regard to the relevant financial year's results and makes a recommendation to the Remuneration Committee, which approves the award of short term incentives to the senior executives.
How is Company performance assessed?	Each metric is assessed against target and assigned a score on a 5 point scale. The average of the scores of each metric is used to quantify a bonus pool expressed as a percentage of the sum of maximum bonuses of all eligible employees. The bonus pool may be adjusted after taking into consideration other factors not reflected in the metrics but deemed relevant to Company performance.
Were the performance conditions met during 2005?	The metrics indicated the Company had outperformed against target, resulting in a bonus pool equivalent to 85% of the sum of maximum bonuses of eligible employees.
What percentage of maximum STI was paid during the year for the specified executives of the Company and the Group?	In respect of each of the specified executives (other than Mr Moore who had no entitlement upon ceasing employment), the STI performance conditions were satisfied to 75-100% of the maximum potential annual bonus. The actual amounts paid to those executives are set out in Table 10. The remainder of the maximum potential annual bonus did not vest.

Long Term Incentive (LTI)
The Company's LTI arrangements are designed to link executive reward with the key performance drivers which underpin sustainable growth in shareholder value – which comprises both share price and returns to shareholders.

Summary of the LTI

Who is entitled to participate?	Senior executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the Company's performance against the relevant performance hurdles.
What form does the LTI take?	Share Acquisition Rights (SARs) or options, at the executive's election, pursuant to the Santos Employee Share Purchase Plan (SESPP) and the Santos Executive Share Option Plan (SESOP) respectively.
What is a SAR?	A conditional entitlement to a fully paid ordinary share, subject to the satisfaction of performance conditions, on terms and conditions determined by the Board.
What is an option?	An entitlement to acquire a fully paid ordinary share in the company at a predetermined price, subject to the satisfaction of performance conditions, on terms and conditions determined by the Board.
How is the amount of the grant determined?	The amount of the grant is quantified by reference to the median size of grant given to executives in comparable roles in the Australian market. Each of the three grants made in 2005 were 40% of TFR for specified executives, and 20% to 30% of TFR for other executives (three separate grants were made at the same time in 2005, two of which represented grants that would ordinarily have taken place in 2003 and 2004). These make-up grants were made following the review of the senior management long term incentive program. This is consistent with the Board's intention that LTI awards should be made in general on an annual basis and be judged against a three-year performance measurement period. The relative proportions of LTI as a part of Total Remuneration are given in Table 4 on page 43 for each level of executive.
What is the performance condition?	Relative TSR, which incorporates share price growth, dividends and other capital adjustments.
What is the performance period?	A rolling period of 3 financial years.
How is TSR tested?	At the end of the performance period, over the performance period, against two comparator groups.
What are the comparator groups for the performance condition?	50% of each grant - the ASX 100 at the beginning of the relevant performance period. 50% of each grant - all Exploration and Production companies in the ASX Energy Index with market capitalisation above $400 million, plus international Exploration and Production companies.
What is the vesting schedule?	Refer to Table 7 on page 49.
Why is TSR appropriate?	The Board believes this is a fair measure of returns to shareholders, such that a proportion of each executive's remuneration is linked to growth in shareholder value and therefore executives receive a benefit where there is a corresponding direct benefit to shareholders.
Why does the Board think that the vesting schedule is appropriate?	The Board believes that for the LTI to deliver a reward to executives, the Company's TSR must be better than that of at least half the companies in one or both comparator groups.

What does an executive pay on grant and exercise of the SARs or options?	No amount is payable on grant or vesting of the SARs. Options are granted at no cost to the executive, however, an exercise price is payable on exercise of the options. The exercise price is the volume weighted average price of the Company's shares over the five business days up to and including the award date. This difference is reflected in the different numbers of SARs and options granted.
What happens on cessation of employment?	SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited. If cessation is due to death, redundancy or where the Board otherwise approves, a proportionate number of SARs may vest or options may be exercised, at the Board's discretion, or otherwise based on pro rata performance.
Can the SARs or options be forfeited?	Yes. If the performance conditions are not satisfied unvested SARs or options will lapse. If an executive acts fraudulently, dishonestly or is, in the Board's opinion, in breach of his or her obligations to the Company, unvested SARs or options will lapse.
What happens in the event of a capital reconstruction or bonus issue etc?	The rules of the SESPP and SESOP provide for the adjustment of the number of shares to which the SARs or options relate to take account of capital reconstructions and bonus issues. In the event of a change in control, the Board may determine whether, and the extent to which, SARs and options may vest.
Are there trading restrictions on the underlying shares?	Shares allocated on vesting of a SAR are subject to a restriction on dealing for up to a maximum of 10 years after the original date of grant.

TABLE 7: VESTING SCHEDULE FOR SARS AND OPTIONS

Performance – Santos TSR ranking against TSR ranking of each company in the comparator group	% of SARs that vest or options which become exercisable
TSR < 50th percentile of comparator group	0%
TSR = 50th percentile of comparator group	50%
TSR between 51st & 74th percentile of comparator group	Progressive vesting from 52% to 98% pro-rata vesting (2% increase for each percentile improvement)
TSR ≥ 75th percentile of comparator group	100%

SARs or options granted as remuneration

The following table sets out details of the movement in SARs and options held by the CEO and specified executives during the reporting period.

TABLE 8: MOVEMENT IN SARS AND OPTIONS HELD BY EXECUTIVES

	Balance at 1 January 2005	Granted[2]	Exercised [3, 4, 5, 6]	Lapsed/ Forfeited [7]	Balance at 31 December 2005	Vested and exercisable at 31 December 2005
CEO and Specified Executives						
J C Ellice-Flint, CEO[1]	3,000,000	-	(3,000,000)	-	-	-
J E Gouadain, Vice President Geoscience and New Ventures	200,000	60,000	-	-	260,000	220,000
P C Wasow, Chief Financial Officer	150,000	70,800	(150,000)	-	70,800	23,600
R J Wilkinson, Vice President Gas Marketing and Commercialisation	-	53,100	-	-	53,100	17,700
B J Wood, Vice President Strategic Projects	95,085	165,900	(50,000)	-	210,985	45,085
J T Young, Executive Vice President Operations	250,000	78,000	(250,000)	-	78,000	26,000
M E J Eames, Vice President Corporate and People	-	69,600	-	-	69,600	-
Former executives						
P D Moore, Vice President Development Projects and Technical Services	125,000	53,100	(125,000)	(53,100)	-	-
Total	**3,820,085**	**550,500**	**(3,575,000)**	**(53,100)**	**742,485**	**332,385**

1 3,000,000 options were granted to John Ellice-Flint on his appointment.

The performance conditions applicable to the options were based on achieving a 10% TSR growth over the performance period applicable to each tranche of options. Tranches 1 and 2 of the options satisfied the performance conditions in previous financial years and were exercised on 2 March 2005. During the current reporting period, the performance condition applying to Tranche 3 was satisfied and the options were exercised on 2 September 2005. The exercise price paid by the CEO to the Company was $5.83 for each option exercised.

2 The aggregate value of SARs and options granted during the year (as at the date of their grant) is $1,595,190.

3 The value of an option on the date of exercise is the market price of a share in the Company on that date. Accordingly, the aggregate value of options exercised during the financial year was $35,306,000.

4

TABLE 9: OPTIONS EXERCISED DURING 2005

	Date Exercised	Exercised	Exercise Price $	Market Price at date of exercise
CEO & Specified Executives				
J C Ellice-Flint, CEO	2 March 2005	2,000,000	5.83	8.66
	2 September 2005	1,000,000	5.83	11.52
J E Gouadain, Vice President Geoscience and New Ventures	-	-	-	-
P C Wasow, Chief Financial Officer	30 August 2005	150,000	6.20	11.52
R J Wilkinson, Vice President Gas Marketing and Commercialisation	-	-	-	-
B J Wood, Vice President Strategic Projects	1 September 2005	50,000	6.69	11.51
J T Young, Executive Vice President Operations	5 September 2005	250,000	6.69	11.15
M E J Eames, Vice President Corporate and People	-	-	-	-
Former executive				
P D Moore, Vice President Development Projects and Technical Services	19 August 2005	25,000	6.52	11.00
	19 August 2005	100,000	6.20	11.00

5 No SARs were exercised during 2005.

6 No SARs or options were exercised or forfeited during 2004.

7 During the year, the right to 53,100 SARs held by Mr P D Moore were forfeited on his resignation 21 November 2005. No options were forfeited during the reporting period. The value of a SAR or option on the day it lapses or is forfeited is nil.

E. SERVICE AGREEMENTS

The remuneration and other terms of employment for the CEO and the specified senior executives are formalised in Service Agreements. Under the terms of the Service Agreements, the CEO and other members of the senior executive team continue to be employed until their employment is terminated.

Notice periods and payments on termination

The Service Agreements provide for termination payments to be made in certain circumstances.

In particular, the CEO's contract (entered into in 2000) provided that the Company may terminate his employment on giving 24 months' notice, and that the CEO must give the Company three months notice of his intention to resign.

In lieu of part or all of this notice period, the Company may pay the CEO an amount equal to a proportion or multiple of his annual base salary and the current year's potential bonus at the time at which notice is given.

Pursuant to the terms of the new contract entered into with the CEO, the Company's notice period is amended so that, as from 1 January 2008, it is reduced to 12 months.

The Company may terminate the employment of other executives on giving three months notice, except with respect to Mr P C Wasow who is entitled to six months notice. The Company may make a payment in lieu of notice. In general, the CEO and other senior executives must give the Company at least three months notice of resignation. In certain circumstances, such as a substantial diminution of responsibility, the Company may be deemed to have terminated the employment of the CEO and the specified senior executives and will be liable to make compensation payments.

The potential liability of the Company in relation to the termination of employment of other Group executives is dependent upon the circumstances of the termination, together with the Company's policies and arrangements. As the potential for liability is dependent upon the circumstances in which an executive ceases employment, it is not possible to quantify the potential future impact of these agreements on the Company's financial position. However, the Company's policy in relation to these potential obligations is to make provision on an annual basis when a present obligation arises.

In addition, under his Service Agreement, the CEO is entitled to the accelerated payment of certain short term and long term incentives on the occurrence of certain specified events, including a change of control.

F. REMUNERATION PAID AND OTHER SPECIFIC DISCLOSURES

Details of the remuneration paid to the CEO and each of the Specified Executives during 2005 and 2004 are set out in the following tables. All values are in A$ unless otherwise stated.

TABLE 10: EXECUTIVE REMUNERATION DISCLOSURES FOR 2005 FINANCIAL YEAR

	Short term employee benefits			Post employment	Share based payments[2,3,4]		Termination	Other long term benefits	Total
	Fixed salary	STI	Other[1]	Superannuation	SARs	Options			
	$	$	$	$	$	$	$	$	$
CEO and Specified Executives of the Company and the Group									
J C Ellice-Flint, CEO[5]	1,300,000	1,657,500	5,915	270,878[6]	-	-	-	-	3,234,293
J E Gouadain, Vice President Geoscience and New Ventures	435,387	190,000	5,915	34,585	247,800	-	-	-	913,687
P C Wasow, Chief Financial Officer	500,312	330,100	5,915	14,959	292,404	-	-	-	1,143,690
R J Wilkinson, Vice President Gas Marketing and Commercialisation	328,906	156,500	5,915	27,018	219,303	-	-	-	737,642
B J Wood, Vice President Strategic Projects	335,370	138,000	5,915	25,868	-	145,992	-	-	651,145
J T Young, Executive Vice President Operations	549,613	424,900	5,915	11,585	322,140	-	-	-	1,314,153
M E J Eames, Vice President Corporate and People	375,565	176,400	5,915	39,434	90,748	57,500	-	-	745,562
Former executives									
P D Moore, Vice President Development Projects and Technical Services[7]	316,009	-	5,283	36,748	219,303	-	41,547	-	618,890
Total	**4,141,162**	**3,073,400**	**46,688**	**461,075**	**1,391,698**	**203,492**	**41,547**	**-**	**9,359,062**

1 Includes the cost of car parking provided in the Company's head office in Adelaide.

2 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at the date of their grant has been determined in accordance with AASB 124 "Related Party Disclosures" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in Note 19 to the financial statements.

3 As noted above, the CEO was granted options at the time his employment with the Company commenced. In respect of senior executives, a range of 20% - 23% of each executive's remuneration for the financial year consists of grants of SARs or options.

4 The total number of SARs and options granted in 2005 represent three separate grants at the same time. While one of the three was the normal grant for 2005, the other two were necessary as catch-ups for the grants that would ordinarily have taken place in 2003 and 2004. The reason these grants did not take place at the appropriate time was due to the suspension of the LTI program to enable a thorough review of its design, which was completed in late 2004.

5 The CEO's remuneration package for 2005 also incorporated a long term incentive element in the form of 1,000,000 options. This was the third tranche of a grant of options made at the time of his appointment in December 2000. These options were subject to a TSR performance hurdle and had an exercise price of $5.83. The options vested during the year and were exercised in September 2005. In accordance with the AIFRS Accounting Standards, as these options were granted prior to 7 November 2002, no accounting value has been attributed to these options in the financial statements or for the purposes of remuneration disclosure in 2005. This position differs from the accounting treatment adopted in 2004, where a notional value was included for the options on issue during 2004 (see Table 11 below).

6 This amount reflects the accounting value ascribed to the superannuation benefit reflecting the services provided during the period. The actual contribution made during 2005 by the Company in respect of the current and future entitlements of the CEO was $637,000.

7 Mr P D Moore ceased employment with the Company on 21 November 2005 and his 53,100 SARs, at the value of $219,303, lapsed.

TABLE 11: EXECUTIVE REMUNERATION DISCLOSURES FOR 2004 FINANCIAL YEAR

	Short term employee benefits			Post employment	Share based payments[2, 3]		Termination	Other long term benefits	Total
	Fixed salary	STI	Other[1]	Superannuation	SARS	Options			
	$	$	$	$	$	$	$	$	$
CEO and Specified Executives of the Company and the Group									
J C Ellice-Flint, CEO	1,050,000	1,300,000	5,399	274,569	-	274,326	-	-	2,904,294
J E Gouadain, Vice President Geoscience and New Ventures	371,327	176,600	30,912	29,132	58,939	18,731	-	-	685,641
P D Moore, Vice President Development Projects and Technical Services	311,734	140,600	27,399	32,657	58,819	15,674	-	-	586,883
P C Wasow, Chief Financial Officer	444,389	307,200	5,399	49,361	79,052	20,000	-	-	905,401
R J Wilkinson, Vice President Gas Marketing and Commercialisation	311,875	169,800	5,399	27,428	62,341	-	-	-	576,843
B J Wood, Vice President Strategic Projects	312,596	128,200	5,399	23,581	18,900	40,583	-	-	529,259
J T Young, Executive Vice President Operations	486,306	316,500	5,399	50,263	83,443	30,833	-	-	972,744
M E J Eames, Vice President Corporate and People[4]	50,715	-	444	3,286	-	-	-	-	54,445
Total	**3,338,942**	**2,538,900**	**85,750**	**490,277**	**361,494**	**400,147**	**-**	**-**	**7,215,510**

1 Includes the cost of car parking provided in the Company's head office in Adelaide.

2 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of shares and options as at the date of their grant has been determined in accordance with AASB 124 "Related Party Disclosures" applying the modified Black-Scholes or Binomial option pricing model. Details of the assumptions underlying the valuation are set out in Note 19 to the financial statements.

3 The CEO was granted options at the time his employment with the Company commenced. In respect of senior executives, 20% – 23% of each executive's remuneration for the financial year consists of grants of shares or options.

4 Mr M E J Eames was appointed on 1 December 2004.

MAJOR ANNOUNCEMENTS MADE BY SANTOS DURING 2005

[illegible] Jan	Recommencement of Dividend Reinvestment Plan
10 Jan	Santos goes direct with its own marketing of Minerva gas
20 Jan	Jeruk 2/ST3 well results
24 Jan	2004 Fourth Quarter Activities Report: record $1.5 billion revenue
27 Jan	Open briefing with Corporate File on Jeruk oil discovery
27 Jan	2005 exploration program announced
[illegible] Feb	Hiu Aman discovery in Indonesia's Kutei Basin
15 Feb	Santos reserves replacement at 121% in 2004
17 Feb	Santos acquires OMV's Gippsland and Cooper Basin assets
23 Feb	Two new Directors appointed to Santos Board
23 Feb	2004 Full Year Results: 16% profit improvement
10 Mar	First production from Mutineer-Exeter oil development
[illegible] Apr	Casino gas project awarded a production licence
[illegible] Apr	Go-ahead for Santos' first Indonesian development
15 Apr	Gas contract awarded for new Qld Braemar power station
27 Apr	2005 First Quarter Activities Report: strong opening quarter for Santos
10 May	2005 Annual General Meeting: Santos growth outlook stronger than ever
31 May	Indonesian gas sales agreement signed for Maleo
[illegible] Jun	Adoption of Australian equivalents to International Financial Reporting Standards
16 Jun	Kipper partners apply for a production licence
27 Jun	Additional Egyptian acreage awarded
[illegible] Jul	Announcement of acquisition of Tipperary Corporation
[illegible] Jul	Sorell Basin exploration position strengthened
19 Jul	Golden Beach interest divested
27 Jul	2005 Second Quarter Activities Report: record $1.02 billion first half revenue
[illegible] Aug	Henry 1, new gas discovery offshore Victoria
[illegible] Aug	New exploration position in Kyrgyzstan, central Asia
[illegible] Aug	Bayu-Undan LNG sales contract executed
17 Aug	Santos to supply gas to WA Kwinana power station
19 Aug	Additional Gippsland Basin interests acquired
25 Aug	2005 Interim Results: first half profit of $290 million
15 Sep	First production from John Brookes gas development
21 Sep	Interest in Timor Sea exploration permit divested
26 Sep	Investor update: UK/US investor presentation
29 Sep	Caldita gas field discovered offshore Northern Territory
26 Oct	2005 Third Quarter Activities Report: record quarterly revenue
28 Oct	Acquisition of Tipperary Corporation approved
2 Nov	Acreage awarded adjoining Caldita gas discovery
28 Nov	Santos and Indigenous community join forces to open Undurana Camel Farm
30 Nov	Santos Investor Seminar presentations and audio
12 Dec	Open briefing with Corporate File on Cooper oil program and Fairview
19 Dec	Drilling report for Firebird 1
22 Dec	Santos in new tolling and purchase contract for Nexus' Longtom gas field
22 Dec	Moomba insurance claim settled

Dates shown are when announcements were made to the exchanges where Santos' shares are listed: the Australian Stock Exchange (ASX) and NASDAQ. As part of Santos' continuous disclosure, the Company informs the market of information that may affect the Company's share price. All material announcements disclosed to the ASX are published on Santos' website, www.santos.com.

BOARD OF DIRECTORS



STEPHEN GERLACH
LLB

Age 60. Director since 5 September 1989 and Chairman since 4 May 2001. Chairman of Santos Finance Ltd and of the Safety, Health and Environment Committee, Finance Committee and Nomination Committee and member of the Remuneration Committee of the Board. Chairman of Futuris Corporation Ltd and Challenger Listed Investments Ltd. Director of Elders Rural Bank. Former Managing Partner of the Adelaide legal firm, Finlaysons. Former Chairman of Amdel Ltd and Equitorial Mining Ltd. A Trustee of the Australian Cancer Research Foundation, Chairman of Foodbank SA and a Director of Foodbank Australia.



JOHN CHARLES ELLICE-FLINT
BSc (Hons)

Age 55. Managing Director since 19 December 2000, member of the Safety, Health and Environment Committee of the Board, Director of Santos Finance Ltd and also Chairman of other Santos Ltd subsidiary companies. Thirty-four years' experience in the international oil and gas industry including twenty-eight years with Unocal, including as Senior Vice President: Global Exploration and Technology and Vice President: Corporate Planning and Economics. Member and Chair of the South Australian Museum Board. Member of APPEA Council and Member of the Energy Governors of the World Economic Forum.



KENNETH ALFRED DEAN
BCom (Hons), FCPA, MAICD

Age 53. Independent non-executive Director effective 23 February 2005. Director of Santos Finance Ltd (appointed 30 September 2005), Chairman of the Audit Committee (appointment effective 30 September 2005) and member of the Finance Committee (appointed 30 September 2005). Chief Financial Officer of Alumina Ltd, non-executive Director of Alcoa of Australia Ltd, Alcoa World Alumina and related companies. Fellow of the Australian Society of Certified Practising Accountants and member of the Australian Institute of Company Directors. Former Chief Executive Officer of Shell Financial Services, former non-executive Director of Woodside Petroleum Ltd and member of the La Trobe University Council.



RICHARD MICHAEL HARDING
MSc

Age 56. Director since 1 March 2004 and member of the Audit Committee, Safety, Health and Environment Committee and Remuneration Committee of the Board. Former President and General Manager of BP Developments Australia Limited and former Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association. Chairman of the Ministry of Defence Project Governance Board – Land Systems Division (Army) and Director of Arc Energy Ltd.



MICHAEL ANTHONY O'LEARY
DipMinE, BSc, FAusIMM, FAIM, FAICD

Age 70. Director since 15 October 1996 and member of the Safety, Health and Environment Committee, Nomination Committee and Finance Committee of the Board. Director of Newcrest Mining Ltd. Former Chairman of Hamersley Iron, Argyle Diamonds, Dampier Salt, former Deputy Chairman of Bank of Western Australia Ltd and former Director of Rio Tinto Ltd and Rio Tinto plc.



CHRISTOPHER JOHN RECNY
BSc, MSc, MBA

Age 52. Independent non-executive Director effective 23 February 2005. Extensive international management and project management experience, including as global head of international consultancy L.E.K.'s natural resources practice – a company he helped establish in the 1980s. Regional head of Asia-Pacific for L.E.K. and previously spent eight years with Fluor Corporation as a project manager on, and undertaking feasibility studies for, major resource developments.



PROF. JUDITH SLOAN
BA (Hons), MA, MSc

Age 51. Director since 5 September 1994. Chairperson of the Remuneration Committee and member of the Audit Committee and Nomination Committee of the Board. Part-time Commissioner of the Productivity Commission. Former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies. Former Chairperson of SGIC Holdings Ltd and Director of Mayne Group Ltd.

LEADERSHIP TEAM



TREVOR BROWN
Vice President Geoscience and New Ventures
BSc (Hons)

Trevor Brown leads a team of highly qualified geoscientists to implement a challenging exploration strategy, with responsibility for all exploration, appraisal and new venture activities in the Company. Trevor was most recently Santos' Manager Growth Projects, having joined the Company in 2001 from US independent oil company Unocal where he was part of an active exploration group. He has over 20 years of experience in the oil and gas industry, including 11 years in Indonesia managing onshore and offshore exploration programs.



WILF LAMMERINK
Acting Vice President Development Projects and Technical Services
BSc (Hons)

Wilf Lammerink is currently responsible for the development portfolio of the Company, including operated and non-operated projects, subsurface engineering, drilling and technical services. Wilf has been engaged in the international oil and gas industry for more than 25 years, initially as a petroleum engineer with Shell International, then in a variety of petroleum engineering, technical management and business development roles with Fletcher Challenge Energy in New Zealand, Canada and Brunei. Wilf also has the role of Manager Development Portfolio, having joined Santos in 2001.



RICK WILKINSON
Vice President Gas Marketing and Commercialisation
BSc (Hons), Adv Industrial Marketing, Postgrad Pet Eng and Geology

Rick Wilkinson is responsible for gas and liquids marketing, commercialising discovered resources and developing new gas business. Rick was formerly General Manager Southern Australia. Before joining Santos in 1997, he was Group Manager Energy Retail for the Victorian Gas and Fuel Corporation, responsible for energy trading, customer relations, marketing and sales. He has also held various engineering, strategy and management positions with Schlumberger, McKinsey & Co and Pilkington Glass.



MARTYN EAMES
Vice President Corporate and People
BSc (Hons)

Martyn Eames is responsible for the leadership of the corporate groups including shared business services, human resources, corporate affairs, environment, health, safety and sustainability, government and Indigenous affairs and media relations. Martyn joined Santos in December 2004 and was formerly Vice President Strategy and Business Planning with BP Angola. His career spans more than 25 years with BP, working various upstream roles in Angola, Canada, Australia, Papua New Guinea, Norway, the UK and the United States.



GARY CHRISTENSON
President Indonesia
BA Geology; post graduate studies geology; S.E.P.

Gary Christenson is responsible for maturing Santos' emerging core area in Indonesia. Gary joined Santos in March 2005 after spending seven years with Unocal where he was most recently General Manager for Unocal Makassar Ltd and Senior Vice President Deepwater Exploration and Production in Jakarta, Indonesia. Gary has more than 23 years of industry experience including 15 years of international oil and gas management experience in Asia and Africa, and has also worked for Keltex Energy, British Gas, and Tenneco Oil.



KATHY HOGENSON
President USA
BS Chem Eng

Kathy Hogenson joined Santos as president of Santos USA Corp in May 2001 and is responsible for all of the Company's activities in the United States. Before joining Santos, Kathy worked for Unocal Corporation as vice president of Exploration and Production Technology and was responsible for global technology, technical excellence practices, quality assurance and global procurement. She has held leadership positions with US and foreign majors and independent operators, including six years of assignments in South East Asia and South America.



JON YOUNG
Executive Vice President Operations
BSc, BEng Chemical

Jon Young is responsible for all of Santos' production operations, including delineation and development of onshore Australian operations, facilities engineering, maintenance and environment, health and safety. Jon joined Santos in February 2000 as General Manager of the former South Australia Business Unit, then from February 2002 was General Manager of the Central Australia Business Unit. Prior to joining Santos, Jon had a varied and international 17-year career with Mobil Corporation. His most recent role with Mobil was Chief Executive Officer, Indo Mobil Ltd, based in New Delhi, India.



PETER WASOW
Chief Financial Officer
BCom, GradDipMgmt, FCPA

Peter Wasow is responsible for corporate development, corporate strategy and planning, investor relations, accounting, corporate finance, taxation and audit. Peter joined Santos in May 2002 following a varied and international 23-year career with BHP Billiton. His roles included Vice President Finance and Administration for BHP Petroleum in Houston, Texas. His most recent role was Vice President Finance, in the BHP corporate office, Melbourne.



WESLEY GLANVILLE
Managing Counsel and Company Secretary
LLB, BA, GDLP, MAICD

Wesley Glanville is responsible for the Office of General Counsel, comprising the Company's operational and corporate legal function, Secretariat and Share Registry. Wesley joined Santos from private practice in January 1997 and has previously been responsible for managing the legal requirements of Santos' offshore exploration, development and production operations. Wesley is admitted to practice in the Supreme Court of South Australia and the High Court of Australia and has over 15 years' experience advising Australian resources companies as in-house counsel and as an external advisor.

SANTOS CORPORATE STRUCTURE

- BOARD OF DIRECTORS
  - CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR
    - VICE PRESIDENT GEOSCIENCE AND NEW VENTURES
    - VICE PRESIDENT GAS MARKETING AND COMMERCIALISATION
    - VICE PRESIDENT DEVELOPMENT PROJECTS AND TECHNICAL SERVICES
    - EXECUTIVE VICE PRESIDENT OPERATIONS
    - VICE PRESIDENT STRATEGIC PROJECTS*
    - CHIEF FINANCIAL OFFICER
    - MANAGING COUNSEL AND COMPANY SECRETARY
    - VICE PRESIDENT CORPORATE AND PEOPLE
    - PRESIDENT INDONESIA
    - PRESIDENT USA

*Bruce Wood held this position during 2005 prior to his resignation in March 2006. A replacement has not yet been appointed.

SANTOS GROUP INTERESTS

As at 28 February 2006

Licence Area	% Interest
SOUTH AUSTRALIA	
(PPL = Petroleum Production Licence; PL = Pipeline Licence)	
Cooper Basin* (Fixed Factor Area)	
(PPLs 6-20, 21-61, 63-75, 78-117, 119, 120, 124, 126-130, 132-135, 137-141, 143-146, 148-151, 153-155, 157, 159-166, 169-181, 183-186, 188-190, 192, 193, 195, 196, 198 and 199)	66.6
Patchawarra East Joint Operating Area* (PPLs 26, 76, 77, 118, 121-123, 125, 131, 136, 142, 147, 152, 156, 158, 167, 182, 187, 191 & 197)	72.3
Derrilyn Unit* (PPL 206/208)	65.0
Reg Sprigg West 1 Unit*(PPL 194/211)	52.0
Downstream*(PL2)	66.6
QUEENSLAND	
(PL = Petroleum Lease; PPL = Pipeline Licence)	
South-West Queensland*	
ATP 259P Naccowlah (PLs 23-26, 35, 36, 62, 76-79, 82, 87, 105, 107, 109, 133, 149, 175, 181, 182 & 189)	55.5
Total 66 (PLs 34, 37, 63, 68, 75, 84, 88, 110, 129, 130, 134, 140, 142-144, 150, 168, 178, 186, 193, PPL8 & PPL14)	70.0
Wareena (PLs 113, 114, 141, 145, 148, 153, 157, 158, 187 & 188)	61.2
Innamincka (PLs 58, 80, 136, 137, 156 & 159)	70.0
Alkina	72.0
Aquitaine A (PLs 86, 131, 146, 177 & 208)	52.5
Aquitaine B (PLs 59-61, 81, 83, 85, 97, 106, 108, 111, 112, 132, 135, 139, 147, 151, 152, 155, 205 & 207)	55.0
Aquitaine C (PLs 138 & 154)	47.8
50/40/10 (PL 55)	60.0
SWQ Unit (PPLs 13, 16-18, 31, 34, 35, 36-40, 46-48, 62, 64-72, 78-82, 84, 86, 94-96, 98, 100, 101 & 105, 113 and in South Australia PLs 5 & 9)	60.1
ATP 267P (Nockatunga)(PLs 33, 50 & 51)	59.1
ATP 299P (Tintaburra)(PLs 29, 38, 39, 52, 57, 95, 169 & 170, PPLs 109, 110 & 112)	89.0

Licence Area	% Interest
Surat Basin	
ATP 212P (Major) (PLs 30, 56 & 74)	15.0
ATP 336P (Roma) (PLs 3-13, 93 & PPL2)*	85.0
ATP 336P (Waldegrave) (PLs 10-12, 28, 69 & 89)*	46.3
ATP 470P (Redcap) (PL 71)	10.0
ATP 471P (Bainbilla) (PL 119 & PPL 58)	16.7
ATP 471P (Myall) (PL 192 & PPL 87)	51.0
Boxleigh*	100.0
PL 1 (Moonie)*	100.0
PL 1 (2) (Cabawin Exclusion)*	100.0
PL 1 (2) (Cabawin Farm-out)*	50.0
PL 2 (A & B) (Kooroon)*	52.5
PL 2 (Alton)*	100.0
PL 2C (Alton Farm-out)*	63.5
PL 5 (Drillsearch)*	21.3
PL 5 (Mascotte)*	42.5
PL 11 (Snake Creek East)*	25.0
PL 12 (Trinidad)*	92.5
PL 17 (Bennett)*	70.0
PL 17 (Bennett Exclusion)*	100.0
PPL 119 (Downlands East Exclusion)	28.8
ATP 470P (Formosa Downs)	5.5
ATP 526 (PLs 90-92, 99-100 & 232-236, PPLs 76 & 92) Fairview*	71.7
ATP 653P (Fairview)*	71.7
ATP 655P (Fairview)*	100.0
ATP 745P (Fairview)*	71.7
PL 17 (Leichardt Exclusion)*	70.0
PLs 21, 22, 27 & 64 (Balonne)	12.5
Bowen Basin	
ATP 337P (Denison)* (PLs 41-45, 54, 67, 173, 183, 218, PPL10 & PPL11)	50.0
ATP 337P (Mahalo)*	40.0
PL176 (Scotia)*	100.0
ATP 553P (Denison)*	50.0
ATP 685P (Cockatoo Creek)	50.0

Licence Area	% Interest
Facilities	
Wungoona Processing Facilities*	50.0
Moonie to Brisbane Pipeline*	100.0
Jackson Moonie Pipeline (PPL 6)*	82.8
Comet Ridge to Wallumbilla Pipeline (PPL 118)*	100.0
VICTORIA	
Otway Basin (Onshore)	
PEP 160	30.0
Otway Basin (Offshore)	
VIC/P44 (Casino)*	50.0
VIC/P51*	55.0
VIC/P52*	33.3
VIC/RL7 (La Bella)	10.0
VIC/L22 (Minerva)	10.0
Gippsland Basin	
VIC/RL2 (Kipper)	7.1
VIC/RL3 (Sole)*	100.0
VIC/L21 (Patricia-Baleen)*	100.0
VIC/L24	50.0
VIC/P55*	100.0
OFFSHORE SOUTH AUSTRALIA	
Duntroon Basin*	
EPP 32	100.0
OFFSHORE TASMANIA	
Sorell Basin*	
T/32P	50.0
T/33P	80.0
T/35P	50.0
T/36P	50.0
T/40P	100.0
NORTHERN TERRITORY	
Amadeus Basin	
OL 3 (Palm Valley)	48.0
Ls 4 and 5 (Mereenie)*	65.0
RL2 (Dingo)*	65.7
Mereenie-Brewer Estate Pipeline*	65.0

Licence Area	% Interest
OFFSHORE NORTHERN AUSTRALIA	
Carnarvon Basin	
EP 61	28.6
EP 62	28.6
EP 357	35.7
L1H (Barrow Island)	28.6
L10	28.6
L12 (Crest)	35.7
L13 (Crest)	35.7
TL/2 (Airlie)	15.0
TL/3 (Banta-Triller)	28.6
TL/7 (Thevenard)	35.7
TP/2	28.6
TP/7 (1-3)	43.7
TP/7 (4)	18.7
TR/4 (Australind)	35.7
WA-1-P	22.6
WA-7-L	28.6
WA-8-L (Talisman)	37.4
WA-13-L (East Spar)	45.0
WA-15-L (Stag)	66.7
WA-20-L (Legendre)	22.6
WA-26-L (Mutineer)*	33.4
WA-27-L (Exeter)*	33.4
WA-29-L (John Brookes)	45.0
WA-33-R (Maitland)	18.7
WA-191-P (Mutineer-Exeter)*	33.4
WA-208-P*	31.3
WA-209-P (Reindeer)	45.0
WA-214-P (John Brookes)	45.0
WA-246-P	15.0
WA-264-P*	50.0
Browse Basin*	
WA-274-P	50.0
WA-281-P	90.0
Bonaparte Basin*	
NT/P67	100.0
NT/RL1 (Petrel)	95.0
WA-6-R (Petrel West)	95.0
WA-18-P (Tern)	100.0

Licence Area	% Interest
WA-27-R (Tern)	100.0
Houtman Basin	
WA-328-P	33.0
WA-339-P*	100.0
Timor Sea	
AC/L1 (Jabiru)	10.3
AC/L2 (Challis)	10.3
AC/L3 (Cassini)	10.3
NT/P48 (Evans Shoal)	40.0
NT/P61	40.0
NT/P69	40.0
Timor Gap	
JPDA 03-12	19.3
Bayu-Undan Gas Field	10.6
Elang	21.4
PAPUA NEW GUINEA	
PDL 1 (Hides)	31.0
PDL 3*	15.9
PL 3	3.6
PPL 206*	48.0
PPL 228	40.0
PRL 4*	35.3
PRL 5*	35.3
PRL 9*	42.6
SE Gobe Unit	9.4
INDONESIA	
East Java Basin	
Brantas	18.0
Madura Offshore (Maleo)*	67.5
Nth Bali I*	30.0
Sampang (Oyong)*	40.5
Kutei Basin	
Donggala*	50.0
Papalang	20.0
Popodi	20.0
West Natuna Basin	
Kakap	9.0
West Papua Basin	
Warim	20.0

Licence Area	% Interest
EGYPT	
Ras Abu Darag	50.0
South East July	20.0
North Zeit Bay	50.0
North Qarun	25.0
UNITED STATES OF AMERICA AVG WORKING INTEREST	
East Texas	
Black Horse*	100.0
Jefferson Co	18.8
Knight	30.0
South Texas	
Bar Harbor	25.0
BP Green*	50.0
Coquat	25.0
Cougar*	100.0
*Duncan Slough**	*66.2*
E. Edinburgh	20.8
Elsa	20.8
Hall Ranch*	58.3
Hordes Creek	46.7
Jaguar*	100.0
Kenedy Deep	55.0
Lafite/Allen Dome*	83.9
Markham	16.0
Mountainside	27.5
Port Acres, W	25.0
Nordheim SW	66.0
Raymondville	16.9
Tidehaven*	37.5
Thunder	60.0
South Louisiana	
Howards Creek	25.0
Colorado/Nebraska	
Frenchman	26.7
Lay Creek	50.0
Republican	20.0
Sand Hill*	100.0
State Line	25.0

* Santos operated.

10 YEAR SUMMARY 1996–2005

As at 31 December	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Santos average realised oil price (A$/bbl)	27.43	27.42	20.95	27.57	46.54	45.53	44.74	43.59	51.83	**73.83**
Financial performance ($million)										
Product sales revenue	729.2	778.5	769.4	944.5	1,497.1	1,459.7	1,478.4	1,465.0	1,500.9	**2,462.8**
Total revenue[1]	773.7	817.4	806.9	958.5	1,515.0	1,480.8	1,498.0	1,478.7	1,515.2	**2,475.9**
Foreign currency gains/(losses)[3]	25.0	3.6	2.0	0.3	2.7	0.2	(0.7)	(7.9)	2.6	**(3.8)**
Profit from ordinary activities before tax[3]	331.9	322.3	267.3	339.6	725.9	627.6	493.3	430.9	518.8	**1,133.5**
Income tax relating to ordinary activities[3]	136.0	116.1	91.0	30.5	239.1	181.7	171.2	103.9	164.1	**371.4**
Net profit after income tax attributable to the shareholders of Santos Ltd[3]	195.9	206.2	176.3	309.1	486.8	445.9	322.1	327.0	354.7	**762.1**
Financial position ($million)										
Total assets[3]	3,443.4	4,036.2	4,236.1	4,338.7	4,659.8	5,048.7	5,320.8	5,218.3	4,836.6	**6,191.3**
Net debt[3]	938.6	1,114.2	1,280.0	1,301.1	866.6	1,060.8	1,162.9	897.6	1,133.3	**1,598.9**
Total equity[3]	1,586.3	1,919.0	1,939.2	2,056.7	2,310.9	2,726.6	2,863.9	3,087.9	2,357.8	**2,964.0**
Reserves and production (mmboe)										
Proven plus Probable reserves (2P)	860	1,009	966	941	921	724	732	636	643	**774**
Production	39.2	41.1	45.6	49.2	56.0	55.7	57.3	54.2	47.1	**56.0**
Exploration[2]										
Wells drilled (number)	91	112	81	34	42	26	18	19	16	**22**
Expenditure ($million)	121.1	190.1	180.7	78.1	100.1	93.4	133.1	136.4	125.6	**187.0**
Other capital expenditure ($million)										
Delineation and development[2]	105.8	179.7	158.1	116.8	187.1	308.1	308.8	519.0	672.7	**666.1**
Buildings, plant and equipment	150.3	205.4	165.7	102.5	153.5	258.7	319.0	94.9	131.1	**106.0**

Share information

Share issues

As at 31 December	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
			Employee Share Plan/ [illegible]	Employee Share Plan	Employee Share Plan/ Executive Share Plan	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Restricted Shares	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Share Buy-back/ [illegible]	Employee Share Plan/ Executive Share Plan/ Exercise of Options	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Preference Share Buy-back/ Issue of [illegible]	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Dividend Reinvestment Plan
Number of issued ordinary shares										
at year end (million)	539.6	607.3	607.8	608.2	610.4	579.3	583.1	584.7	585.7	**594.4**
Weighted average number										
of ordinary shares (million)	553.4	583.7	605.6	606.1	608.3	612.0	580.9	583.4	584.9	**587.9**
Dividends paid per ordinary share (¢)										
– ordinary	23.0	25.0	25.0	25.0	30.0	30.0	30.0	30.0	30.0	**36.0**
– special	–	–	–	–	–	10.0	–	–	–	–
Dividends ($million)										
– ordinary	123.6	142.5	151.4	151.5	182.0	184.8	174.2	175.0	175.5	**212.4**
– special	–	–	–	–	–	61.2	–	–	–	–
Number of issued preference shares										
at year end (million)	–	–	–	–	–	3.5	3.5	3.5	6.0	**6.0**
Dividends paid per preference share ($)										
– ordinary	–	–	–	–	–	–	5.40	6.57	6.59	**5.10**
– special	–	–	–	–	–	–	–	–	5.00	–
Dividends ($million)										
– ordinary	–	–	–	–	–	–	18.9	23.0	23.0	**30.6**
– special	–	–	–	–	–	–	–	–	14.3	–
Earnings per share (¢)[3]	35.4	35.3	29.1	51.0	80.0	72.9	51.9	52.1	54.2	**124.4**
Return on total revenue (%)[1,3]	25.3	25.2	21.8	32.2	32.1	30.1	21.5	22.1	23.4	**30.8**
Return on average ordinary equity (%)[3]	12.6	11.8	9.1	15.5	22.3	19.0	13.1	12.3	19.9	**35.1**
Return on average capital employed (%)[3]	9.4	8.5	7.0	11.4	16.5	13.9	8.9	8.8	11.7	**19.8**
Net debt/(net debt + equity) (%)[3]	37.2	36.7	39.8	38.7	27.3	28.0	28.9	22.5	32.5	**35.0**
Net interest cover (times)[3]	6.2	5.4	4.4	5.2	9.1	9.7	8.1	8.5	9.1	**14.9**

General

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Number of employees										
(excluding contractors)	1,461	1,615	1,650	1,645	1,631	1,713	1,737	1,700	1,526	**1,521**
Number of shareholders	55,482	65,459	81,286	81,416	76,457	86,472	85,888	84,327	78,976	**78,157**
Market capitalisation ($million)	2,741	3,826	2,654	2,516	3,670	3,589	3,509	4,017	4,965	**7,280**

1 From 2005, 'Total operating revenue' has been reclassified to 'Total revenue' and prior year amounts have been restated.
2 From 2001, appraisal and near-field exploration wells have been reclassified from exploration to delineation expenditure. Prior year amounts have not been restated.
3 From 2004, amounts reflect AIFRS. Prior year amounts reflect previous Australian Generally Accepted Accounting Principles and have not been restated.

FINANCIAL REPORT

CONTENTS

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the financial report of Santos Ltd (Santos or Company) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the financial year ended 31 December 2005, and the auditor's report thereon. Information in this Annual Report referred to by page number in this report, including the Remuneration Report, or contained in a Note to the financial statements referred to in this report is to be read as part of this report.

1. DIRECTORS, DIRECTORS' SHAREHOLDINGS AND DIRECTORS' MEETINGS

The names of Directors of the Company in office at the date of this report and details of the relevant interest of each of those Directors in shares in the Company at that date are as set out below:

Surname	Other Names	Shareholdings in Santos Ltd: Ordinary Shares	Shareholdings in Santos Ltd: Franked Unsecured Equity Listed Securities
Barnett	Peter Charles	12,394	Nil
Dean	Kenneth Alfred	3,000	Nil
Ellice-Flint (Managing Director)	John Charles	4,000,000*	Nil
Gerlach (Chairman)	Stephen	43,856	Nil
Harding	Richard Michael	Nil	Nil
O'Leary	Michael Anthony	4,898	Nil
Recny	Christopher John	Nil	Nil
Sloan	Judith	5,000	195

The above named Directors held office during and since the end of the financial year, except for Messrs KA Dean and CJ Recny, who were appointed Directors on 23 February 2005. Mr GW McGregor held office as a Director of the Company until his retirement on 30 September 2005.

Except where otherwise indicated, all shareholdings are of fully paid ordinary shares.

*1,000,000 shares were issued on the terms described in Note 19 to the financial statements and ceased to be restricted on 12 December 2005.

No Director holds shares in any related body corporate, other than in trust for the Company.

Details of the qualifications, experience and special responsibilities of each Director and the Company Secretary are set out on pages 36, 55 and 57 respectively of this Annual Report.

Directors' Meetings

The number of Directors' Meetings and meetings of committees of Directors held during the financial year and the number of meetings attended by each Director are as follows:

Surname	Other Names	Directors' Meetings		Audit Committee		Safety, Health & Environment Committee**		Remuneration Committee		Finance Committee		Nomination Committee	
		No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended
Barnett	Peter Charles	14	12	-	-	4	3	5	4	3	1	1	1
Dean	Kenneth Alfred	13	12	1	1	-	-	-	-	1	1	-	-
Ellice-Flint	John Charles	14	13	-	-	4	4	-	-	-	-	-	-
Gerlach	Stephen	14	14	-	-	4	4	5	5	3	3	1	1
Harding	Richard Michael	14	12	5	4	-	-	-	-	-	-	-	-
McGregor	Graeme William ***	10	8	4	4	-	-	-	-	3	3	1	1
O'Leary	Michael Anthony	14	14	-	-	4	4	-	-	-	-	-	-
Recny	Christopher John	13	10	-	-	-	-	-	-	-	-	-	-
Sloan	Judith	14	12	5	5	-	-	5	5	-	-	-	-

* Reflects the number of meetings held during the time the Director held office, or was a member of the Committee, during the year.
** In addition to formal meetings, the Committee participated in a site visit to Moomba.
*** Retired as a Director of the Company on 30 September 2005.

As at the date of this report, the Company had an audit committee of the Board of Directors.

Particulars of the Company's corporate governance practices appear on pages 34 to 39 of this Annual Report.

2. PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the financial year were: petroleum exploration, the production, treatment and marketing of natural gas, crude oil, condensate, naphtha and liquid petroleum gas, and the transportation by pipeline of crude oil. No significant change in the nature of these activities has occurred during the year.

3. REVIEW AND RESULTS OF OPERATIONS

A detailed review of the operations and of the results of those operations of the consolidated entity during the financial year is contained on pages 2 to 9 of this Annual Report. Further details regarding the results and operations appear in the individual reports at pages 12 to 33 inclusive.

In summary, the consolidated net profit after income tax attributable to the shareholders was $762.1 million, a 115% increase from the previous period comparative result of $354.7 million. Sales revenue was a record $2,463 million, up 64% from 2004.

In particular, revenues for the Australian segment was $2,303.5 million, a 64.5% increase from the 2004 result of $1,400.5 million. International operations recorded revenue growth of 50.2% from 2004 to $172.3 million in 2005.

Total production was up by 19% to 56.0 million barrels of oil equivalent (mmboe), reflecting the start-up of several new projects as detailed in Section 4 below.

4. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

The Directors consider that matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or the state of affairs of the Company in subsequent financial years are:

- The acquisition of Tipperary Corporation for a total consideration of approximately US$466 million (A$612 million), which delivers an approximate 72% net revenue interest in the Fairview coal seam gas field located north of Roma in Queensland together with over 4,000 square kilometres of exploration acreage in the Bowen Basin;
- The acquisition of Basin Oil Pty Ltd for $89.6 million, which holds all of OMV Petroleum Pty Ltd's Gippsland Basin and Cooper Basin assets;
- The commencement of oil production from the Mutineer-Exeter fields in the Carnarvon Basin offshore Western Australia during March 2005;
- The commencement of gas production from the John Brookes field in the Carnarvon Basin offshore Western Australia during September 2005;
- The award of a production licence by the Victorian Government for the Casino development in the Otway Basin offshore Victoria;
- The development approval for the Oyong oil and gas field in Offshore East Java, Indonesia, which is Santos' first operated oil and gas development in Indonesia;
- The signing of an agreement for the long term sale of gas from the Maleo field in East Java, Indonesia;
- The discovery of a major new gas field offshore Northern Territory with the Caldita 1 exploration well, and subsequent award of an adjoining permit which contains the previously discovered Lynedoch gas resource;
- The adoption of the Australian equivalents of International Financial Reporting Standards (AIFRS) and the "Successful Efforts" methodology for accounting for exploration and evaluation expenditure during the 2005 financial year, which will impact on the accounting for impairment of assets, taxation, restoration and exploration and evaluation expenditure and accounting and disclosure of financial instruments. These accounting policy changes will not impact in any way on Santos' business strategy, operations, cash flow, credit ratings or capacity to pay fully franked dividends.

5. DIVIDENDS

On 23 February 2006, Directors declared:

(i) that a fully franked final dividend of $0.20 per fully paid ordinary share be paid on 31 March 2006 to shareholders registered in the books of the Company at the close of business on 6 March 2006. This final dividend amounts to approximately $118.9 million; and

(ii) that in accordance with the Terms of Issue, a fully franked dividend of $2.5300 per Franked Unsecured Equity Listed Securities be paid on 31 March 2006 to holders registered in the books of the Company at the close of business on 6 March 2006, amounting to $15.2 million.

A fully franked final dividend of $105.8 million (18 cents per share) was paid on 31 March 2005 on the 2004 results. Indication of this dividend payment was disclosed in the 2004 Annual Report. In addition, a fully franked interim dividend of $106.6 million (18 cents per fully paid ordinary share) was paid to members on 30 September 2005.

In accordance with the Terms of Issue, a fully franked final dividend of $2.4497 per Franked Unsecured Equity Listed Securities (amounting to $14.7 million) was paid on 31 March 2005 and a fully franked interim dividend of $2.6538 per Franked Unsecured Equity Listed Securities (amounting to $15.9 million) was paid on 30 September 2005.

6. ENVIRONMENTAL REGULATION

The consolidated entity's Australian operations are subject to various environmental regulations under Commonwealth, State and Territory legislation, including under applicable petroleum legislation and in respect to its South Australian operations, licences (numbers EPA 888, 1259, 2164, 2569, 14145 and 14427) issued under the Environment Protection Act 1993, its Queensland operations, licences (numbers 150029, 150351,150276, 150286, 150287, 150288, 150329, 150330, 150331, 150332, 150333, 150334, 150347, 170543 and 170544) issued under the Environmental Protection Act 1994, and its Victorian operations, licence (54626) issued under the Environment Protection Act 1970. Applicable legislation and requisite environmental licences are specified in the entity's EHS Compliance Database, which forms part of the consolidated entity's overall Environmental Management System. Compliance performance is monitored on a regular basis and in various forms, including environmental audits conducted by regulatory authorities and by the Company, either through internal or external resources. During the financial year, except as mentioned below, no fines were imposed, no prosecutions were instituted and no notice of non-compliance with the above referenced regulations was received from a regulatory body.

Since the end of the financial year, the Company has received a formal warning from the Queensland Department of Natural Resources and Mines in relation to a delay by the Company in reporting as required under the Aboriginal Cultural Heritage Act 2003 (Qld) the existence and location of a culturally significant Aboriginal burial site at Okotoko Waterhole in the Cooper Creek Basin in South West Queensland. The Department has confirmed that it has decided not to prosecute the Company in this instance.

7. EVENTS SUBSEQUENT TO BALANCE DATE

Except as mentioned below, in the opinion of the Directors there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Dividends declared after 31 December 2005 are set out in Item 5 of this Directors' Report and Note 22 to the financial statements.

8. LIKELY DEVELOPMENTS

Certain likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years are referred to at pages 3 to 9 of this Annual Report. Further details regarding likely developments appear in the individual reports at pages 14 to 27 inclusive.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

9. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

The remuneration policies and practices of the Company, (including the compensation arrangements for executive Directors and senior management), the Company's superannuation arrangements, the fees for non-executive members of the Board (within the aggregate amount approved by shareholders), the Company's employee share and option plans and executive and senior management performance review and succession planning are matters referred to and considered by the Remuneration Committee of the Board, which has access to independent advice and comparative studies on the appropriateness of remuneration arrangements. Details of the Company's remuneration policies and the nature and amount of the remuneration of the Directors and Specified Executives are set out in the Remuneration Report commencing on page 40 of this Annual Report. The Company claims the relief afforded to it under Australian Securities and Investment Commission Class Order 06/105 and reports that differences between values attributed to measurement under AASB 124 in the tables contained in note 28 and under section 6 of AASB 1046 are that: (i) options issued prior to, or on, 7 November 2002 have not been valued; (ii) for defined benefit superannuation the benefit is measured as current service cost under AASB 124 compared to contribution amounts under AASB 1046; and (iii) the value of forfeited shares and options is credited against remuneration expenses under AASB 124.

10. INDEMNIFICATION

Article 177 of the Company's Constitution provides that the Company indemnifies each person who is or who has been an "officer" (as defined in the Corporations Act 2001 (Corporations Act)) of the Company against any liability to another person (other than the Company or a related body corporate) arising from their position as such officer, unless the liability arises out of conduct involving a lack of good faith. The Company has insured against amounts which it is liable to pay pursuant to Article 177 or which it otherwise agrees to pay by way of indemnity. Article 177 also provides for an indemnity in favour of an officer or auditor (KPMG) in relation to costs incurred in defending proceedings in which judgement is given in their favour, or in which they are acquitted or the Court grants relief.

In conformity with Article 177, the Company is party to Deeds of Indemnity in favour of each of the Directors referred to in this report who held office during the year and certain executives of the consolidated entity, being indemnities to the full extent permitted by law. There is no monetary limit to the extent of the indemnity under those Deeds and no liability has arisen thereunder during or since the financial year.

During the year, the Company paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ending 31 December 2005 and since the end of the year the Company has paid, or agreed to pay, premiums in respect of such contracts for the year ending 31 December 2006. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

11. OTHER SERVICES PROVIDED BY THE AUDITOR

During the year the Company's auditor, KPMG, was paid the following amounts in relation to non-audit services provided by KPMG:

Other Assurance services: $12,000

The Directors are satisfied, based on the advice of the audit committee, that the provision of the non-audit services detailed above by KPMG is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The reasons for forming this opinion are:

- all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principle relating to auditor independence as set out in Professional Statement F1 Professional Independence.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 135 of this Annual Report.

12. SHARES UNDER OPTION

Unissued ordinary shares of Santos Ltd under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number under option
19 October 2001	18 October 2006	$6.52	500,000
18 June 2002	17 June 2007	$6.20	250,000
12 December 2003	22 December 2007	$6.38	72,180
12 December 2003	22 December 2008	$6.38	100,000
15 June 2004	14 June 2009	$6.95	200,000
15 June 2004	1 July 2008	$6.95	130,148
22 May 2005	22 May 2015	$8.46	1,166,000
			2,418,328

Options do not confer an entitlement to participate in a bonus or rights issue, prior to the exercise of the option.

13. SHARES ISSUED ON THE EXERCISE OF OPTIONS

The following ordinary shares of Santos Ltd were issued during the year ended 31 December 2005 on the exercise of options granted under the Santos Executive Share Option Plan. No further shares have been issued since that date on the exercise of options granted under the Santos Executive Share Option Plan. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued
18 April 2000	$3.92	50,000
26 August 2000	$5.83	3,000,000
6 June 2001	$6.69	550,000
19 October 2001	$6.52	225,000
18 June 2002	$6.20	300,000
12 December 2003	$6.38	136,134
		4,261,134

14. ROUNDING

Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2005), applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made on 23 February 2006 in accordance with a resolution of the Directors.

Director
23 February 2006

Director

INCOME STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

		Consolidated		Santos Ltd	
		2005	2004	**2005**	2004
	Note	**$million**	$million	**$million**	$million
Product sales	2	**2,462.8**	1,500.9	**721.2**	568.8
Cost of sales	3	**(1,220.2)**	(974.2)	**(412.8)**	(405.2)
Gross profit		**1,242.6**	526.7	**308.4**	163.6
Other revenue	2	**13.1**	14.3	**19.9**	270.4
Other income	2	**104.7**	189.0	**42.7**	416.0
Other expenses	3	**(155.6)**	(163.6)	**306.7**	(67.7)
Operating profit before net financing costs		**1,204.8**	566.4	**677.7**	782.3
Financial income	5	**8.6**	3.5	**52.1**	45.1
Financial expenses	5	**(79.9)**	(51.1)	**(108.9)**	(97.8)
Net financing costs		**(71.3)**	(47.6)	**(56.8)**	(52.7)
Profit before tax		**1,133.5**	518.8	**620.9**	729.6
Income tax expense	6	**(371.4)**	(164.1)	**(102.2)**	(74.2)
Net profit after income tax attributable to equity holders of Santos Ltd		**762.1**	354.7	**518.7**	655.4
Earnings per share (¢)					
Basic	23	**124.4**	54.2		
Diluted	23	**117.7**	54.2		
Dividends per share ($)					
Ordinary shares	22	**0.36**	0.30		
Redeemable preference shares	22	**5.1035**	5.00		
Reset preference shares	22	**-**	6.5880		

The income statements are to be read in conjunction with the notes to the consolidated financial statements.

BALANCE SHEETS

AS AT 31 DECEMBER 2005

		Consolidated		Santos Ltd	
		2005	2004	**2005**	2004
	Note	**$million**	$million	**$million**	$million
Current assets					
Cash and cash equivalents	7	**229.2**	126.1	**65.5**	39.3
Trade and other receivables	8	**511.7**	420.8	**1,376.2**	1,656.3
Inventories	9	**144.0**	117.5	**67.3**	58.8
Other	10	**27.2**	3.2	**-**	2.3
Total current assets		**912.1**	667.6	**1,509.0**	1,756.7
Non-current assets					
Exploration and evaluation assets	11	**339.1**	272.0	**17.7**	15.0
Oil and gas assets	12	**4,792.5**	3,736.4	**1,727.4**	1,138.2
Other land, buildings, plant and equipment	13	**73.5**	66.9	**52.4**	42.0
Other investments	15	**14.8**	1.2	**2,995.3**	2,071.6
Deferred tax assets	16	**57.4**	89.6	**-**	-
Other	10	**1.9**	2.9	**-**	-
Total non-current assets		**5,279.2**	4,169.0	**4,792.8**	3,266.8
Total assets		**6,191.3**	4,836.6	**6,301.8**	5,023.5
Current liabilities					
Trade and other payables	17	**392.2**	372.9	**379.6**	451.9
Deferred income		**4.9**	5.8	**1.1**	1.5
Interest-bearing loans and borrowings	18	**11.1**	49.9	**2,450.9**	1,686.2
Current tax liabilities		**184.7**	11.7	**176.6**	9.9
Employee benefits	19	**49.7**	45.3	**48.2**	44.4
Provisions	20	**22.7**	16.2	**6.6**	1.1
Other	21	**1.8**	14.6	**1.3**	-
Total current liabilities		**667.1**	516.4	**3,064.3**	2,195.0
Non-current liabilities					
Deferred income		**13.8**	16.3	**-**	-
Interest-bearing loans and borrowings	18	**1,817.0**	1,209.5	**-**	-
Deferred tax liabilities	16	**512.9**	521.8	**165.6**	133.3
Employee benefits	19	**11.3**	12.5	**11.3**	12.5
Provisions	20	**198.9**	168.5	**59.7**	34.4
Other	21	**6.3**	33.8	**-**	-
Total non-current liabilities		**2,560.2**	1,962.4	**236.6**	180.2
Total liabilities		**3,227.3**	2,478.8	**3,300.9**	2,375.2
Net assets		**2,964.0**	2,357.8	**3,000.9**	2,648.3
Equity					
Issued capital	22	**2,212.1**	2,141.7	**2,212.1**	2,141.7
Reserves	22	**(178.3)**	(195.3)	**4.4**	-
Retained profits	22	**930.2**	411.4	**784.4**	506.6
Total equity attributable to equity holders of Santos Ltd		**2,964.0**	2,357.8	**3,000.9**	2,648.3

The balance sheets are to be read in conjunction with the notes to the consolidated financial statements.

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

		Consolidated		Santos Ltd	
		2005	2004	**2005**	2004
	Note	**$million**	$million	**$million**	$million
Cash flows from operating activities					
Receipts from customers		**2,474.7**	1,544.3	**729.9**	644.4
Dividends received		**0.1**	-	**0.1**	251.7
Interest received		**8.6**	3.5	**52.1**	45.1
Overriding royalties received		**12.8**	14.5	**19.7**	19.0
Insurance proceeds received		**55.9**	-	**35.8**	-
Pipeline tariffs and other receipts		**53.8**	19.9	**16.8**	18.0
Payments to suppliers and employees		**(696.3)**	(583.6)	**(259.5)**	(279.0)
Royalty, excise and PRRT payments		**(209.3)**	(169.6)	**(110.8)**	(78.4)
Borrowing costs paid		**(86.3)**	(65.2)	**(99.9)**	(90.6)
Income taxes paid		**(156.1)**	(158.8)	**(113.8)**	(137.5)
Net cash provided by operating activities	27	**1,457.9**	605.0	**270.4**	392.7
Cash flows from investing activities					
Payments for:					
Exploration and evaluation expenditure		**(187.3)**	(126.0)	**(91.3)**	(65.7)
Oil and gas assets expenditure		**(843.8)**	(664.4)	**(228.1)**	(249.7)
Other land, buildings, plant and equipment		**(23.2)**	(8.5)	**(24.6)**	(8.5)
Acquisitions of oil and gas assets		**(9.3)**	(14.5)	**(451.9)**	-
Acquisitions of controlled entities		**(556.1)**	(112.3)	**(108.1)**	(93.6)
Acquisitions of other investments		**(5.0)**	-	**(5.0)**	-
Restoration expenditure		**(9.7)**	(7.3)	**(0.3)**	(0.1)
Share subscriptions in controlled entities		**-**	-	**(426.5)**	(151.7)
Other investing activities		**3.1**	(0.5)	**0.7**	(0.5)
Proceeds from disposal of non-current assets		**80.7**	39.9	**32.3**	430.0
Proceeds from disposal of other investments		**29.0**	-	**29.0**	-
Net cash used in investing activities		**(1,521.6)**	(893.6)	**(1,273.8)**	(139.8)
Cash flows from financing activities					
Dividends paid		**(200.2)**	(212.8)	**(200.2)**	(212.8)
Proceeds from issues of ordinary shares		**27.6**	6.4	**27.6**	6.4
Proceeds from issue of redeemable convertible preference shares		**-**	589.5	**-**	589.5
Redemption of reset convertible preference shares		**-**	(350.0)	**-**	(350.0)
Net drawdowns/(repayments) of borrowings		**343.3**	282.8	**(1.0)**	-
Net receipts from/(payments to) controlled entities		**-**	-	**1,204.7**	(297.0)
Premium paid on buy-back of reset convertible preference shares		**-**	(2.4)	**-**	(2.4)
Other financing activities		**0.5**	0.4	**-**	-
Net cash provided by/(used in) financing activities		**171.2**	313.9	**1,031.1**	(266.3)
Net increase/(decrease) in cash		**107.5**	25.3	**27.7**	(13.4)
Cash and cash equivalents at the beginning of the year		**126.1**	111.1	**39.3**	52.9
Effects of exchange rate changes on the balances of cash held in foreign currencies		**(4.4)**	(10.3)	**(1.5)**	(0.2)
Cash and cash equivalents at the end of the year	7	**229.2**	126.1	**65.5**	39.3

The cash flow statements are to be read in conjunction with the notes to the consolidated financial statements.

STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 31 DECEMBER 2005

		Consolidated		Santos Ltd	
		2005	2004	**2005**	2004
	Note	**$million**	$million	**$million**	$million
Adjustment on initial adoption of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement", net of tax, to:					
Retained profits	37	**(2.4)**	–	–	–
Reserves	37	**(6.7)**	–	**(7.9)**	–
Change in fair value of equity securities available-for-sale, net of tax		**4.9**	–	**4.5**	–
Foreign exchange translation differences		**57.1**	(52.7)	–	–
Net gain/(loss) on hedge of net investment in foreign subsidiaries		**(46.1)**	12.1	–	–
Cash flow hedges:					
Gains taken to equity		**7.8**	–	**7.8**	–
Share-based payment transactions		**2.4**	0.1	**2.4**	0.1
Actuarial (loss)/gain on defined benefit plan, net of tax	19	**(0.3)**	3.3	**(0.3)**	3.3
Net income/(expense) recognised directly in equity		**16.7**	(37.2)	**6.5**	3.4
Profit for the period		**762.1**	354.7	**518.7**	655.4
Total recognised income and expense for the period attributable to equity holders of Santos Ltd	22	**778.8**	317.5	**525.2**	658.8

Other movements in equity arising from transactions with owners as owners are set out in note 22.

The statements of recognised income and expense are to be read in conjunction with the notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

1. Significant Accounting Policies

Santos Ltd ("the Company") is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 31 December 2005 comprises the Company and its controlled entities ("the consolidated entity").

The financial report was authorised for issue by the Directors on 23 February 2006.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. International Financial Reporting Standards ("IFRSs") form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRSs ("AIFRSs").

This is the consolidated entity's first financial report prepared in accordance with AIFRS and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 36.

(b) Basis of preparation

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis except that derivative financial instruments and financial instruments classified as available-for-sale are stated at their fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by Class Order 05/641 effective 28 July 2005) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimated quantities of proven and probable hydrocarbon reserves reported by the Company are integral to the calculation of depletion and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. Reserves estimates are prepared in accordance with the Company's policies and procedures for reserves estimation which conform to guidelines prepared by the Society of Petroleum Engineers.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The consolidated entity has elected to early adopt revised accounting standard AASB 119 "Employee Benefits" and AASB 2004-3 "Amendments to Australian Accounting Standards" in these financial statements. All other recently issued or amended Australian Accounting Standards which are not yet effective have not been early adopted for the year ended 31 December 2005, and they are not expected to result in significant accounting policy or disclosure changes.

Except for the change in accounting policy relating to classification and measurement of financial instruments (refer note 37), the accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report, and in preparing an opening AIFRS balance sheet at 1 January 2004 for the purpose of transition to Australian Accounting Standards – AIFRS. The policies applied to financial instruments for 2004 and 2005 are disclosed in notes 1(e), 1(k) and 1(r).

The accounting policies have been consistently applied by the consolidated entity.

(c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Jointly controlled operations

The interests of the Company and of the consolidated entity in unincorporated joint ventures are brought to account by recognising in its financial statements the assets it controls, the expenses and liabilities it incurs, and the income from the sale or use of its share of the production of the joint venture.

1. Significant Accounting Policies (continued)

(d) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Foreign exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation are recognised in equity in the consolidated financial statements.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve.

Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign currency translation reserve. They are released into the income statement upon disposal of the foreign operation.

(e) Derivative financial instruments

Current accounting policy

The consolidated entity uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives used are forward foreign exchange contracts, foreign currency swaps, interest rate swaps, commodity crude oil price swap and option contracts, and natural gas price swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The consolidated entity does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged, otherwise the gain or loss on re-measurement to fair value is recognised immediately in profit or loss.

The fair value of interest rate swaps is the estimated amount that the consolidated entity would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price. The fair value of commodity swap and option contracts is their quoted market price at the balance sheet date.

Comparative accounting policy

The consolidated entity uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives used are forward foreign exchange contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and options, commodity crude oil price swap and option contracts and natural gas swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The consolidated entity does not trade in derivative financial instruments for speculative purposes.

The quantitative effect of the change in accounting policy is set out in note 37.

(f) Hedging

Current accounting policy

Fair value hedge

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedge

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedging is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognised).

1. Significant Accounting Policies (continued)

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Hedge of monetary assets and liabilities
When a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

Hedge of net investment in a foreign operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised immediately in the income statement.

Comparative accounting policy

Cash flow hedge
Gains and losses on derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposures they are hedging.

The gains and losses on derivative financial instruments hedging specific purchase or sale commitments are deferred and included in the measurement of the purchase or sale.

Where hedge transactions are designated as a hedge of an anticipated specific purchase or sale, the gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the income statements. The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the balance sheets from the inception of the hedge transaction.

Hedge of net investment in a foreign operation
Exchange differences relating to amounts payable in foreign currencies designated as a hedge of a self-sustaining foreign operation, together with any related income tax expense/benefit, are transferred on consolidation to the foreign currency translation reserve.

(g) Acquisition of assets

All assets acquired are recorded at their cost of acquisition, being the amount of cash or cash equivalents paid and the fair value of any other consideration given. The cost of an asset comprises the purchase price including any incidental costs directly attributable to the acquisition; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating; and the estimate of the costs of dismantling and removing the asset and restoring the site on which it is located determined in accordance with note 1(p).

Business combinations
All business combinations are accounted for by applying the purchase method.

The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 have not been reconsidered in preparing the consolidated entity's opening AIFRS balance sheet at 1 January 2004.

(h) Exploration and evaluation expenditure

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting. The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalised as intangible exploration and evaluation. The costs of wells are initially capitalised pending the results of the well.

An area of interest refers to an individual geological area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual oil or gas field.

Exploration and evaluation expenditure is recognised in relation to an area of interest when the rights to tenure of the area of interest are current and either:

(i) such expenditure is expected to be recovered through successful development and commercial exploitation of the area of interest; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

When an oil or gas field enters the development phase the accumulated exploration and evaluation expenditure is transferred to oil and gas assets – assets in development.

(i) Oil and gas assets

Assets in development
When the technical and commercial feasibility of an undeveloped oil or gas field has been demonstrated the field enters its development phase. The costs of oil and gas assets in the development phase are separately accounted for as tangible assets and include past exploration and evaluation costs, development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings.

When commercial operation commences the accumulated costs are transferred to oil and gas assets – producing assets.

1. Significant Accounting Policies (continued)

Producing assets

The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, pre-production development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings.

These costs are subject to depreciation and depletion in accordance with the following policy.

(j) Depreciation and depletion

Depreciation charges are calculated to write-off the depreciable value of buildings, plant and equipment over their estimated economic useful lives to the entity. Each component of an item of buildings, plant and equipment with a cost that is significant in relation to the total cost of the asset is depreciated separately. The residual value, useful life and depreciation method applied to an asset is reviewed at the end of each annual reporting period.

Depreciation of onshore buildings, plant and equipment and corporate assets is calculated using the straight line method of depreciation on an individual asset basis from the date the asset is available for use.

The estimated useful lives for each class of onshore assets for the current and comparative periods are as follows:

• Plant and equipment	
– Computer equipment	3 – 5 years
– Motor vehicles	4 – 7 years
– Furniture and fittings	10 – 20 years
– Pipelines	10 – 30 years
– Plant and facilities	10 – 50 years
• Buildings	20 – 50 years

Depreciation of offshore plant and equipment is calculated using the unit of production method on a cash generating unit basis (refer note 1(o)) from the date of commencement of production.

Depletion charges are calculated using a unit of production method based on heating value which will amortise the cost of carried forward exploration, evaluation and subsurface development expenditure ("Sub-surface assets") over the life of the estimated Proven plus Probable ("2P") reserves in a cash generating unit, together with future subsurface costs necessary to develop the hydrocarbon reserves in the respective cash generating units.

The heating value measurement used for the conversion of volumes of different hydrocarbon products is barrels of oil equivalent.

Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences.

(k) Investments

Current accounting policy

Financial instruments held by the consolidated entity which are classified as being available-for-sale are stated at fair value, with any resultant gain or loss being recognised directly in equity.

The fair value of financial instruments classified as available-for-sale is their quoted bid price on the balance sheet date.

Financial instruments classified as available-for-sale are recognised/derecognised by the consolidated entity on the date it commits to purchase/sell the investments. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Comparative accounting policy

Investments in other listed entities are measured at the lower of cost and recoverable amount. The quantitative effect of the change in accounting policy is set out in note 37.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, consumables and maintenance and drilling tools used for ongoing operations, are valued at weighted average cost; and

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in sub-surface reservoirs, are valued using the absorption cost method in a manner which approximates specific identification.

(m) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

(n) Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits.

Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the cash flows statement.

(o) Impairment

The carrying amounts of the consolidated entity's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Where an indicator of impairment exists a formal estimate of the recoverable amount is made.

Oil and gas assets, land, buildings, plant and equipment are assessed for impairment on a cash generating unit ("CGU") basis. A cash generating unit is the smallest grouping of assets that generates independent cash flows, and generally represents an individual oil or gas field. Impairment losses recognised in respect of cash generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount.

Where a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between

1. Significant Accounting Policies (continued)

the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

Calculation of recoverable amount
The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash generating unit to which the asset belongs.

For oil and gas properties the estimated future cash flows are based on estimates of hydrocarbon reserves, future production profiles, commodity prices, operating cost and any future development costs necessary to produce the reserves. Estimates of future commodity prices are based on contracted prices where applicable or based on forward market prices where available.

Reversals of impairment
An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired asset. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion, if no impairment loss had been recognised.

(p) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the true value of money and, where appropriate, the risks specific to the liability.

Restoration
Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements and technology. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the end of the balance sheet date, with a corresponding change in the cost of the associated asset.

The amount of the provision for future restoration costs relating to exploration, development and production facilities is capitalised and depleted as a component of the cost of those activities.

The unwinding of the effect of discounting on the provision is recognised as a finance cost.

(q) Employee benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, are calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long-term service benefits
Long service leave is provided in respect of all employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to balance date. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating the terms of the consolidated entity's obligations.

Defined contribution plans
The Company and several controlled entities contribute to a number of defined contribution superannuation plans. Obligations for contributions are recognised as an expense in the income statement as incurred.

Defined benefit plan
The consolidated entity has early adopted the revised AASB 119 "Employee Benefits".

The consolidated entity's net obligation in respect of the defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the consolidated entity's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to AIFRS, were recognised in retained earnings. Actuarial gains or losses that arise subsequent to 1 January 2004 in calculating the consolidated entity's obligation in respect of the plan are recognised directly in retained earnings.

When the calculation results in plan assets exceeding liabilities to the consolidated entity, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Share-based payment transactions
The Santos Executive Share Option Plan allows eligible executives to acquire shares in the capital of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the options. The fair value of the options granted during 2005 is measured using the Monte Carlo Simulation Method, which takes into account the performance hurdles that form part of the vesting conditions. The fair value of the options granted during 2004 is measured using a Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is only adjusted when the options do not vest due to non-market related conditions.

The fair value of Share Acquisition Rights ("SARs") issued to eligible executives under the Executive Long-term Incentive Program is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the SARs. The fair value of the SARs granted is measured using the Monte Carlo Simulation Method, which takes into account the performance hurdles that form part of the vesting conditions. The amount recognised as an expense is only adjusted when the SARs do not vest due to non-market related conditions.

The fair value of shares issued to eligible employees under the Santos Employee Share Acquisition Plan, and to eligible executives and employees under the Santos Employee Share Purchase Plan, is recognised as an increase in issued capital on grant date.

(r) Interest-bearing borrowings

Current accounting policy
Interest-bearing borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Fixed rate notes that are hedged by an interest rate swap are recognised at fair value (refer note 1(f)).

Comparative accounting policy
Borrowings are carried on the balance sheets at their principal amount. Interest is accrued at the contracted rate.

(s) Capitalisation of borrowing costs

Borrowing costs, including preproduction interest, finance charges and foreign currency gains and losses on the interest costs of foreign currency borrowings, relating to major oil and gas assets under development up to the date of commencement of commercial operations, are capitalised as a component of the cost of development. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate.

Borrowing costs incurred after commencement of commercial operations are expensed.

(t) Deferred income

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

(u) Share capital

Preference share capital
Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or it is redeemable only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

Dividends
Dividends are recognised as a liability in the period in which they are declared.

Transaction costs
Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(v) Revenue

Product sales and overriding royalties are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Dividend revenue from controlled entities is recognised as the dividends are declared and from other parties as the dividends are received.

(w) Other income

Equipment rentals, pipeline tariffs and other income are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer or when the service has been performed.

The gain or loss arising on disposal of a non-current asset is included as other income at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(x) Expenses

Government royalties and petroleum resource rent tax

Government royalties and petroleum resource rent tax ("PRRT") are recognised as an operating expense on an accruals basis when the related sales are recognised or related production takes place. The amount is recognised in

1. Significant Accounting Policies (continued)

accordance with government legislative requirements.

Some oil and gas industry participants are of the view that PRRT is more appropriately accounted for as an income tax by applying AASB 112 "Income Taxes". The Company is of the view that there has been no definitive guidance from any of the relevant accounting standards setting bodies and that there remains uncertainty as to what constitutes an income tax. Accordingly, the Company will continue to account for PRRT under the accruals basis described above until such time as this uncertainty is resolved or a clear industry practice develops.

Had PRRT been accounted for as an income tax, a deferred tax asset of $95.3 million would be recognised on transition to AIFRS at 1 January 2004 with a corresponding increase in retained earnings. At 31 December 2005 the balance of the deferred tax asset would have been $108.9 million (2004: $33.1 million). Profit before tax would have increased by $52.5 million (2004: $34.6 million), the PRRT income tax benefit in 2005 would have been $39.0 million (2004: $86.5 million expense), and profit after tax would have increased by $75.8 million (2004: $62.3 million decrease).

Operating lease payments
Operating lease payments, where the lessor effectively retains substantially all the risks and rewards incidental to ownership of the leased items, are recognised in the income statement on a straight line basis over the term of the lease.

Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, the unwinding of the effect of discounting on provisions, and interest receivable on funds invested.

Interest income is recognised in the income statement as it accrues, using the effective interest method.

(y) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(z) Income tax
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the amount of income tax payable on the taxable profit or loss for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is determined using the balance sheet approach, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the appropriate tax bases. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. The Company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Santos Ltd is the head entity in the tax-consolidated group. Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are allocated among the members of the tax-consolidated group using a "stand-alone taxpayer" approach in accordance with UIG 1052 "Tax Consolidation Accounting" and are recognised in the separate financial statements of each entity. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

The Company and the other entities in the tax-consolidated group have entered into a tax funding agreement. Tax contribution amounts payable under the tax funding agreement are recognised as payable to or receivable by the Company and each other member of the group. Where the tax contribution amount recognised by each member of the tax-consolidated group for a particular period under the tax funding agreement is different to the aggregate of the current tax liability or asset and any deferred tax asset arising from unused tax losses and tax credits in respect of that period assumed by the Company, the difference is recognised as a contribution from (or distribution to) equity participants.

The Company and the other entities in the tax-consolidated group have also entered into a tax sharing agreement pursuant to which the other entities may be required to contribute to the tax liabilities of the Company in the event of default by the Company or upon leaving the group.

2. Revenue and Other Income	**Consolidated 2005 $million**	Consolidated 2004 $million	**Santos Ltd 2005 $million**	Santos Ltd 2004 $million
Product sales:				
Gas and ethane	**825.7**	680.1	**333.4**	294.6
Crude oil	**1,106.8**	501.8	**237.4**	198.5
Condensate and naphtha	**345.9**	228.5	**84.8**	44.2
Liquefied petroleum gas	**184.4**	90.5	**65.6**	31.5
	2,462.8	1,500.9	**721.2**	568.8
Other revenue:				
Overriding royalties	**13.0**	14.3	**19.8**	18.7
Dividends from other entities	**0.1**	–	**0.1**	–
Dividends from controlled entities	**–**	–	**–**	251.7
	13.1	14.3	**19.9**	270.4
Total revenue	**2,475.9**	1,515.2	**741.1**	839.2
Other income:				
Insurance recovery	**33.9**	116.6	**23.7**	73.8
Equipment rentals, pipeline tariffs and other	**15.6**	11.2	**(1.2)**	5.4
Sole-risk buy-back premium	**15.8**	–	**–**	–
Net gain on sale of non-current assets	**23.1**	61.2	**5.1**	336.8
Net gain on sale of controlled entities	**16.3**	–	**15.1**	–
	104.7	189.0	**42.7**	416.0

3. Expenses	**Consolidated 2005 $million**	Consolidated 2004 $million	**Santos Ltd 2005 $million**	Santos Ltd 2004 $million
Cost of sales:				
Cash cost of production:				
Production costs:				
Production expenses	**330.1**	270.1	**95.0**	99.8
Production facilities operating leases	**38.7**	27.6	**15.0**	12.9
	368.8	297.7	**110.0**	112.7
Other operating costs:				
Pipeline tariffs and tolls	**33.7**	32.6	**9.2**	7.4
Royalty and excise	**115.2**	119.4	**49.1**	73.1
PRRT	**52.5**	34.6	**–**	–
	201.4	186.6	**58.3**	80.5
Total cash cost of production	**570.2**	484.3	**168.3**	193.2
Depreciation and depletion	**559.0**	471.6	**187.8**	201.0
Third party gas purchases	**100.9**	14.9	**66.9**	12.2
(Increase)/decrease in product stock	**(9.9)**	3.4	**(10.2)**	(1.2)
Total cost of sales	**1,220.2**	974.2	**412.8**	405.2

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
3. Expenses (continued)	**$million**	$million	**$million**	$million
Other expenses:				
Selling, general and administrative expenses:				
Operating expenses	**78.1**	53.1	**48.6**	46.2
Depreciation	**2.0**	3.3	**0.2**	0.3
	80.1	56.4	**48.8**	46.5
Foreign exchange losses/(gains)	**3.8**	(2.6)	**-**	0.1
Hedge ineffectiveness (gains)/losses	**(1.2)**	-	**1.9**	-
Exploration and evaluation expensed	**204.2**	117.4	**31.5**	46.0
Net impairment reversal of oil and gas assets (refer note 14)	**(131.3)**	(7.6)	**(50.5)**	(34.4)
Net impairment (reversal)/loss of investment in controlled entities	**-**	-	**(338.4)**	9.5
	155.6	163.6	**(306.7)**	67.7
Profit before tax includes the following items:				
Depreciation and depletion:				
Depletion of exploration and development expenditure	**330.4**	308.5	**104.6**	114.7
Depreciation of plant and equipment	**228.1**	164.4	**82.1**	85.6
Depreciation of buildings	**2.5**	2.0	**1.3**	1.0
	561.0	474.9	**188.0**	201.3
Employee benefits expense	**126.5**	130.9	**105.2**	116.8
Share-based payments expense	**2.4**	0.1	**2.4**	0.1
Write-down of inventories	**4.0**	5.0	**2.4**	3.1
Operating lease rentals	**53.2**	38.9	**21.0**	19.1
Included in expenses are the following items:				
Accelerated depreciation due to East Spar shut-in included in depreciation and depletion	**18.5**	-	**-**	-
Costs associated with Moomba liquids recovery plant fire included in production expenses	**-**	17.5	**-**	11.9
Organisation restructure costs included in selling, general and administrative expenses	**5.2**	21.6	**5.2**	21.6
	23.7	39.1	**5.2**	33.5

4. Earnings

Earnings before interest, tax, depreciation, depletion, exploration and impairment ("EBITDAX") is calculated as follows:				
Profit before tax	**1,133.5**	518.8	**620.9**	729.6
Add back:				
Net financing costs	**71.3**	47.6	**56.8**	52.7
Earnings before interest and tax ("EBIT")	**1,204.8**	566.4	**677.7**	782.3
Add back:				
Depreciation and depletion	**561.0**	474.9	**188.0**	201.3
Exploration and evaluation expensed	**204.2**	117.4	**31.5**	46.0
Net impairment reversal of oil and gas assets	**(131.3)**	(7.6)	**(50.5)**	(34.4)
Net impairment (reversal)/loss of investment in controlled entities	**-**	-	**(338.4)**	9.5
EBITDAX	**1,838.7**	1,151.1	**508.3**	1,004.7

5. Net Financing Costs	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Interest income:				
Controlled entities	–	–	**48.9**	42.8
Other entities	**8.6**	3.5	**3.2**	2.3
Financial income	**8.6**	3.5	**52.1**	45.1
Interest expense:				
Controlled entities	–	–	**99.5**	90.7
Other entities	**89.7**	65.7	**0.5**	0.4
Less borrowing costs capitalised	**(28.0)**	(32.1)	–	–
	61.7	33.6	**100.0**	91.1
Unwind of the effect of discounting on provisions (refer note 1(p))	**14.5**	14.0	**5.2**	3.2
Interest expense on defined benefit obligation	**3.7**	3.5	**3.7**	3.5
Financial expenses	**79.9**	51.1	**108.9**	97.8
Net financing costs	**71.3**	47.6	**56.8**	52.7

6. Income Tax Expense				
Recognised in the income statement				
Current tax expense				
Current year	**320.7**	157.2	**58.4**	53.4
Adjustments for prior years	**5.5**	(10.0)	**14.2**	19.6
	326.2	147.2	**72.6**	73.0
Deferred tax expense				
Origination and reversal of temporary differences	**36.6**	9.3	**29.6**	1.2
Benefit of tax losses recognised	**8.6**	7.6	–	–
	45.2	16.9	**29.6**	1.2
Total income tax expense	**371.4**	164.1	**102.2**	74.2
Numerical reconciliation between tax expense and pre-tax net profit				
Profit before tax	**1,133.5**	518.8	**620.9**	729.6
Prima facie income tax at 30% (2004: 30%)	**340.1**	155.6	**186.2**	218.9
Increase/(decrease) in income tax expense due to:				
Non-deductible depletion and depreciation	**3.4**	16.6	**6.6**	0.6
Abandonment of exploration	**1.2**	1.1	**(0.6)**	(0.6)
Net impairment (reversal)/loss of investments in controlled entities	–	–	**(101.5)**	2.9
Foreign losses not recognised	**18.9**	–	–	–
Gain on sale of oil and gas assets	**(7.1)**	–	–	–
Tax benefit arising from deferred tax balances upon entering into tax consolidation regime	–	(20.0)	–	(20.0)
Dividends from controlled entities	–	–	–	(75.5)
Non-deductible interest	–	–	–	14.2
Gain on sale of oil and gas assets	–	–	–	(76.8)
Under/(over) provided in prior years	**5.5**	(10.0)	**14.2**	19.6
Other	**9.4**	20.8	**(2.7)**	(9.1)
Income tax expense on pre-tax net profit	**371.4**	164.1	**102.2**	74.2

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
6. Income Tax Expense (continued)	**$million**	$million	**$million**	$million
Deferred tax recognised directly in equity				
Hedges of investments in foreign operations	**(15.7)**	5.2	**-**	-
Change in available-for-sale financial assets	**2.6**	-	**1.9**	-
Foreign exchange translation differences	**7.1**	(2.2)	**-**	-
Equity raising costs	**-**	(3.3)	**-**	(3.3)
Actuarial (loss)/gain on defined benefit plan	**(0.2)**	1.4	**(0.2)**	1.4
	(6.2)	1.1	**1.7**	(1.9)

7. Cash and Cash Equivalents				
Bank balances	**229.2**	126.0	**65.5**	39.3
Call deposits	**-**	0.1	**-**	-
	229.2	126.1	**65.5**	39.3

8. Trade and Other Receivables				
Trade receivables	**294.9**	179.3	**134.8**	72.3
Receivables due from controlled entities:				
Non-interest-bearing	**-**	-	**402.1**	393.0
Interest-bearing	**-**	-	**549.8**	990.0
Tax related balances owing by controlled entities	**-**	-	**138.9**	62.3
Prepayments	**2.8**	18.5	**2.5**	7.6
Insurance proceeds receivable	**95.4**	116.6	**36.0**	73.8
Other	**118.6**	106.4	**112.1**	57.3
	511.7	420.8	**1,376.2**	1,656.3

The interest-bearing amounts owing by controlled entities are for loans made in the ordinary course of business on normal market terms and conditions for an indefinite period.

9. Inventories				
Petroleum products	**99.1**	82.4	**55.7**	44.8
Drilling and maintenance stocks	**44.9**	35.1	**11.6**	14.0
	144.0	117.5	**67.3**	58.8
Inventories stated at fair value less costs to sell	**21.0**	21.4	**11.6**	14.0

10. Other Assets				
Current				
Interest rate swap contracts	**27.2**	-	**-**	-
Deferred loss on commodity hedges	**-**	3.2	**-**	2.3
	27.2	3.2	**-**	2.3
Non-current				
Other	**1.9**	2.9	**-**	-

11. Exploration and Evaluation Assets	Consolidated Sub-surface assets $million	Consolidated Plant and equipment $million	Consolidated Total $million	Santos Ltd Sub-surface assets $million	Santos Ltd Plant and equipment $million	Santos Ltd Total $million
Balance at 31 December 2004	271.8	0.2	272.0	14.6	0.4	15.0
Balance at 31 December 2005	**333.4**	**5.7**	**339.1**	**17.1**	**0.6**	**17.7**
Reconciliation of movements						
Balance at 1 January 2004	277.5	0.2	277.7	13.5	0.4	13.9
Acquisitions	0.7	–	0.7	–	–	–
Additions	216.5	–	216.5	47.6	–	47.6
Exploration expensed	(117.4)	–	(117.4)	(46.0)	–	(46.0)
Net impairment (losses)/reversals	–	–	–	(0.5)	–	(0.5)
Transfer to oil and gas assets	(102.7)	–	(102.7)	–	–	–
Foreign currency translation	(2.8)	–	(2.8)	–	–	–
Balance at 31 December 2004	271.8	0.2	272.0	14.6	0.4	15.0
Balance at 1 January 2005	**271.8**	**0.2**	**272.0**	**14.6**	**0.4**	**15.0**
Acquisitions	**24.9**	**4.7**	**29.6**	**1.2**	**–**	**1.2**
Additions	**168.2**	**0.6**	**168.8**	**19.2**	**–**	**19.2**
Exploration expensed	**(153.5)**	**–**	**(153.5)**	**(19.1)**	**–**	**(19.1)**
Net impairment (losses)/reversals	**6.3**	**–**	**6.3**	**1.2**	**0.2**	**1.4**
Transfer to oil and gas assets	**–**	**–**	**–**	**–**	**–**	**–**
Foreign currency translation	**15.7**	**0.2**	**15.9**	**–**	**–**	**–**
Balance at 31 December 2005	**333.4**	**5.7**	**339.1**	**17.1**	**0.6**	**17.7**

12. Oil and Gas Assets	Consolidated Sub-surface assets $million	Consolidated Plant and equipment $million	Consolidated Total $million	Santos Ltd Sub-surface assets $million	Santos Ltd Plant and equipment $million	Santos Ltd Total $million
2005						
Cost at 31 December 2005	6,040.7	4,397.1	10,437.8	2,093.4	1,924.7	4,018.1
Less accumulated depreciation, depletion and impairment	(3,451.9)	(2,193.4)	(5,645.3)	(1,163.0)	(1,127.7)	(2,290.7)
Balance at 31 December 2005	2,588.8	2,203.7	4,792.5	930.4	797.0	1,727.4
Reconciliation of movements						
Assets in development						
Balance at 1 January 2005	208.7	341.3	550.0	25.8	17.5	43.3
Additions	70.0	134.6	204.6	5.0	78.3	83.3
Transfer from exploration and evaluation assets	-	-	-	-	-	-
Transfer to producing assets	(152.3)	(142.0)	(294.3)	-	-	-
Exploration expensed	(2.5)	-	(2.5)	(2.5)	-	(2.5)
Foreign currency translation	2.6	12.7	15.3	-	-	-
Balance at 31 December 2005	126.5	346.6	473.1	28.3	95.8	124.1
Producing assets						
Balance at 1 January 2005	1,670.7	1,515.7	3,186.4	489.8	605.1	1,094.9
Acquisitions	597.4	95.1	692.5	360.2	101.4	461.6
Additions	336.3	242.0	578.3	115.7	64.7	180.4
Transfer from assets in development	152.3	142.0	294.3	-	-	-
Disposals	-	(0.4)	(0.4)	-	-	-
Depreciation and depletion expense	(330.4)	(213.2)	(543.6)	(104.6)	(68.2)	(172.8)
Exploration expensed	(48.2)	-	(48.2)	(9.9)	-	(9.9)
Net impairment reversals/(losses)	62.4	62.6	125.0	50.9	(1.8)	49.1
Foreign currency translation	21.8	13.3	35.1	-	-	-
Balance at 31 December 2005	2,462.3	1,857.1	4,319.4	902.1	701.2	1,603.3
Total oil and gas assets	2,588.8	2,203.7	4,792.5	930.4	797.0	1,727.4

12. Oil and Gas Assets (continued)	Consolidated Sub-surface assets $million	Consolidated Plant and equipment $million	Consolidated Total $million	Santos Ltd Sub-surface assets $million	Santos Ltd Plant and equipment $million	Santos Ltd Total $million
2004						
Cost at 31 December 2004	4,976.0	3,875.2	8,851.2	1,562.1	1,682.9	3,245.0
Less accumulated depreciation, depletion and impairment	(3,096.6)	(2,018.2)	(5,114.8)	(1,046.5)	(1,060.3)	(2,106.8)
Balance at 31 December 2004	1,879.4	1,857.0	3,736.4	515.6	622.6	1,138.2
Reconciliation of movements						
Assets in development						
Balance at 1 January 2004	151.7	343.4	495.1	22.4	2.6	25.0
Additions	115.8	246.6	362.4	3.4	14.9	18.3
Transfer from exploration and evaluation assets	102.7	–	102.7	–	–	–
Transfer to producing assets	(159.1)	(236.8)	(395.9)	–	–	–
Foreign currency translation	(2.4)	(11.9)	(14.3)	–	–	–
Balance at 31 December 2004	208.7	341.3	550.0	25.8	17.5	43.3
Producing assets						
Balance at 1 January 2004	1,488.3	1,274.4	2,762.7	471.7	616.0	1,087.7
Acquisitions	173.5	8.3	181.8	–	–	–
Additions	185.0	155.7	340.7	131.1	141.5	272.6
Transfer from assets in development	159.1	236.8	395.9	–	–	–
Disposals	(21.5)	(13.5)	(35.0)	(27.1)	(88.3)	(115.4)
Depreciation and depletion expense	(308.5)	(146.5)	(455.0)	(114.7)	(70.0)	(184.7)
Net impairment reversals	4.8	2.5	7.3	28.8	5.9	34.7
Foreign currency translation	(10.0)	(2.0)	(12.0)	–	–	–
Balance at 31 December 2004	1,670.7	1,515.7	3,186.4	489.8	605.1	1,094.9
Total oil and gas assets	1,879.4	1,857.0	3,736.4	515.6	622.6	1,138.2

	Consolidated			Santos Ltd		
13. Other Land, Buildings, Plant and Equipment	**Land and buildings $million**	**Plant and equipment $million**	**Total $million**	**Land and buildings $million**	**Plant and equipment $million**	**Total $million**
Cost at 31 December 2004	97.2	54.9	152.1	55.5	60.4	115.9
Less accumulated depreciation, depletion and impairment	(49.7)	(35.5)	(85.2)	(34.0)	(39.9)	(73.9)
Balance at 31 December 2004	47.5	19.4	66.9	21.5	20.5	42.0
Cost at 31 December 2005	**100.2**	**78.6**	**178.8**	**57.1**	**85.3**	**142.4**
Less accumulated depreciation, depletion and impairment	**(52.2)**	**(53.1)**	**(105.3)**	**(36.2)**	**(53.8)**	**(90.0)**
Balance at 31 December 2005	**48.0**	**25.5**	**73.5**	**20.9**	**31.5**	**52.4**
Reconciliation of movements						
Balance at 1 January 2004	47.0	29.1	76.1	19.3	29.1	48.4
Additions	2.5	7.9	10.4	3.2	6.9	10.1
Disposals	–	–	–	–	(0.1)	(0.1)
Depreciation	(2.0)	(17.9)	(19.9)	(1.0)	(15.6)	(16.6)
Net impairment reversals	–	0.3	0.3	–	0.2	0.2
Balance at 31 December 2004	47.5	19.4	66.9	21.5	20.5	42.0
Balance at 1 January 2005	**47.5**	**19.4**	**66.9**	**21.5**	**20.5**	**42.0**
Additions	**3.0**	**20.6**	**23.6**	**0.7**	**24.9**	**25.6**
Depreciation	**(2.5)**	**(14.9)**	**(17.4)**	**(1.3)**	**(13.9)**	**(15.2)**
Foreign currency translation	**–**	**0.4**	**0.4**	**–**	**–**	**–**
Balance at 31 December 2005	**48.0**	**25.5**	**73.5**	**20.9**	**31.5**	**52.4**

14. Impairment of Cash Generating Units

During the year ended 31 December 2005, the consolidated entity reassessed the recoverable amount of its oil and gas assets in light of increased oil prices and $144.6 million (31 December 2004: $74.4 million) of previously recognised impairment losses were reversed. The estimates of recoverable amounts were based on the assets value in use, determined using a discount rate of 8.7% (2004: 8.8%).

		2005			2004		
CGU	**Description**	**Sub-surface assets $million**	**Plant and equipment $million**	**Total $million**	Sub-surface assets $million	Plant and equipment $million	Total $million
Consolidated							
SWQ Oil	Oil field and pipelines	-	-	-	(27.8)	(20.2)	(48.0)
Mereenie	Oil and gas field	**(9.6)**	**(8.4)**	**(18.0)**	9.6	8.4	18.0
Moonie	Oil field	**(5.3)**	**(5.3)**	**(10.6)**	-	0.8	0.8
Elang-Kakatua	Oil field	**(11.1)**	**(0.7)**	**(11.8)**	(1.6)	(0.1)	(1.7)
Barrow	Oil field	**(14.1)**	**(16.8)**	**(30.9)**	9.5	12.2	21.7
East Spar/John Brookes	Gas field and production facility	-	-	-	(5.3)	(4.0)	(9.3)
Thevenard	Oil field	**(12.5)**	**(42.3)**	**(54.8)**	1.0	3.4	4.4
Other – impairment losses		**2.2**	**11.1**	**13.3**	0.5	–	0.5
Other – impairment reversals		**(17.6)**	**(0.2)**	**(17.8)**	(11.9)	(3.3)	(15.2)
Australia		**(68.0)**	**(62.6)**	**(130.6)**	(26.0)	(2.8)	(28.8)
USA Gulf Coast	Gas field	**(0.7)**	-	**(0.7)**	21.4	–	21.4
Other		-	-	-	(0.2)	-	(0.2)
International		**(0.7)**	-	**(0.7)**	21.2	-	21.2
		(68.7)	**(62.6)**	**(131.3)**	(4.8)	(2.8)	(7.6)
Impairment losses				**13.3**			66.8
Impairment reversals				**(144.6)**			(74.4)
				(131.3)			(7.6)
Santos Ltd							
SWQ Oil	Oil field and pipelines	**(51.1)**	-	**(51.1)**	(27.8)	(3.7)	(31.5)
Other – impairment losses		**2.6**	**2.1**	**4.7**	1.8	-	1.8
Other – impairment reversals		**(3.6)**	**(0.5)**	**(4.1)**	(2.3)	(2.4)	(4.7)
		(52.1)	**1.6**	**(50.5)**	(28.3)	(6.1)	(34.4)
Impairment losses				**4.7**			1.8
Impairment reversals				**(55.2)**			(36.2)
Net impairment reversal				**(50.5)**			(34.4)

15. Other Investments	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Equity securities available for sale	**14.8**	–	**11.8**	–
Investments in other entities at cost	**–**	1.2	**–**	0.5
Investments in controlled entities – at cost	**–**	–	**2,983.5**	2,071.1
	14.8	1.2	**2,995.3**	2,071.6

16. Deferred Tax Assets and Liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	2005 $million	2004 $million	2005 $million	2004 $million	2005 $million	2004 $million
Consolidated						
Exploration, evaluation, oil and gas assets, other land, buildings, plant and equipment	**–**	–	**398.0**	362.4	**398.0**	362.4
Other investments	**(2.6)**	–	**–**	–	**(2.6)**	–
Trade debtors	**–**	–	**3.3**	0.8	**3.3**	0.8
Sundry debtors	**–**	–	**19.1**	2.6	**19.1**	2.6
Inventories	**–**	–	**17.2**	11.7	**17.2**	11.7
Doubtful debts	**–**	(0.2)	**–**	–	**–**	(0.2)
Prepayments	**–**	–	**1.8**	1.9	**1.8**	1.9
Other assets	**–**	–	**8.1**	–	**8.1**	–
Equity-raising costs	**(2.0)**	–	**–**	–	**(2.0)**	–
Trade creditors	**(5.2)**	(1.7)	**–**	–	**(5.2)**	(1.7)
Non-trade payables and accrued expenses	**–**	(1.4)	**–**	–	**–**	(1.4)
Interest-bearing loans and borrowings	**–**	–	**68.3**	94.7	**68.3**	94.7
Employee benefits	**(16.3)**	(15.1)	**–**	–	**(16.3)**	(15.1)
Defined benefit obligations	**(3.4)**	(3.7)	**–**	–	**(3.4)**	(3.7)
Provisions	**(1.5)**	(0.8)	**–**	–	**(1.5)**	(0.8)
Other liabilities	**–**	(11.2)	**–**	–	**–**	(11.2)
Other items	**–**	–	**1.1**	–	**1.1**	–
Tax value of loss carry-forwards recognised	**(30.4)**	(7.8)	**–**	–	**(30.4)**	(7.8)
Tax (assets)/liabilities	**(61.4)**	(41.9)	**516.9**	474.1	**455.5**	432.2
Set-off of tax	**4.0**	(47.7)	**(4.0)**	47.7	**–**	–
Net tax (assets)/liabilities	**(57.4)**	(89.6)	**512.9**	521.8	**455.5**	432.2

16. Deferred Tax Assets and Liabilities (continued)	Assets 2005 $million	Assets 2004 $million	Liabilities 2005 $million	Liabilities 2004 $million	Net 2005 $million	Net 2004 $million
Santos Ltd						
Exploration, evaluation, oil and gas assets, other land, buildings, plant and equipment	**-**	-	**155.6**	145.0	**155.6**	145.0
Other investments	**-**	-	**1.9**	-	**1.9**	-
Trade debtors	**-**	-	**2.4**	-	**2.4**	-
Sundry debtors	**-**	-	**18.3**	-	**18.3**	-
Inventories	**-**	-	**10.8**	8.5	**10.8**	8.5
Doubtful debts	**-**	(0.2)	**-**	-	**-**	(0.2)
Prepayments	**-**	-	**0.3**	0.9	**0.3**	0.9
Equity-raising costs	**(2.0)**	-	**-**	-	**(2.0)**	-
Non-trade payables and accrued expenses	**(2.7)**	(1.5)	**-**	-	**(2.7)**	(1.5)
Employee benefits	**(15.6)**	(14.6)	**-**	-	**(15.6)**	(14.6)
Defined benefit obligations	**(3.4)**	(3.7)	**-**	-	**(3.4)**	(3.7)
Provisions	**-**	(0.8)	**-**	-	**-**	(0.8)
Other items	**-**	(0.3)	**-**	-	**-**	(0.3)
Tax (assets)/liabilities	**(23.7)**	(21.1)	**189.3**	154.4	**165.6**	133.3
Set-off of tax	**23.7**	21.1	**(23.7)**	(21.1)	**-**	-
Net tax (assets)/liabilities	**-**	-	**165.6**	133.3	**165.6**	133.3

At 31 December 2005, a deferred tax liability of $465.0 million (2004: deferred tax asset of $231.1 million) relating to investments in subsidiaries has not been recognised because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Deductible temporary differences	**30.4**	26.7	**-**	-
Tax losses	**86.3**	97.2	**39.1**	46.7
	116.7	123.9	**39.1**	46.7

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the consolidated entity can utilise the benefits therefrom. Unrecognised deductible temporary differences and tax losses of $45.7 million (2004: $49.4 million) will expire between 2006 and 2025. The remaining deductible temporary differences and tax losses do not expire under current tax legislation.

17. Trade and Other Payables	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Trade payables	**260.2**	286.2	**89.6**	109.5
Non-trade payables and accrued expenses	**132.0**	86.7	**54.9**	29.1
Amounts owing to controlled entities	**-**	-	**235.1**	313.3
	392.2	372.9	**379.6**	451.9

18. Interest-Bearing Loans and Borrowings*	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
This note provides information about the contractual terms of the consolidated entity's interest-bearing loans and borrowings. For more information about the consolidated entity's exposure to interest rate and foreign currency risk, see note 34.				
Current liabilities				
Amounts owing to controlled entities	**-**	-	**2,450.9**	1,685.2
Bank loans	**11.1**	5.2	**-**	-
Long-term notes	**-**	43.7	**-**	-
Other	**-**	1.0	**-**	1.0
	11.1	49.9	**2,450.9**	1,686.2
The interest-bearing amounts owing to controlled entities are for loans made in the ordinary course of business on normal market terms and conditions for an indefinite period.				
Non-current liabilities				
Bank loans	**250.4**	222.7	**-**	-
Commercial paper	**265.5**	209.0	**-**	-
Medium-term notes	**468.5**	20.0	**-**	-
Long-term notes	**832.6**	757.8	**-**	-
	1,817.0	1,209.5	**-**	-

* *Comparative information has been prepared under previous GAAP in accordance with the transition rules in AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards".*

The consolidated entity has entered into interest rate swap contracts to manage the exposure to interest rates. This has resulted in a weighted average interest rate on interest-bearing liabilities of 5.89% as at 31 December 2005 (2004: 5.09%). All facilities are unsecured and arranged through a controlled entity, Santos Finance Ltd, and are guaranteed by Santos Ltd.

Details of major credit facilities

(a) Bank loans

The consolidated entity has access to the following committed revolving bank facilities:

Revolving facilities at 31 December 2005

Year of maturity	Currency	Amount A$million
2006	Multi-currency	200.0
2007	Multi-currency	-
2008	Multi-currency	300.0
2009	Multi-currency	200.0
		700.0

Revolving bank facilities bear interest at the relevant interbank reference rate plus 0.25% to 0.43%. The amount drawn at 31 December 2005 is $nil (2004: $nil).

18. Interest-Bearing Loans and Borrowings (continued)

(a) Bank loans (continued)

Term bank loans at 31 December 2005

Year of maturity	Currency	Amount A$million
2006	USD	11.1
2007	USD	21.4
2008	USD	20.6
2009	USD	25.6
2010	USD	26.5
2011	USD	27.4
2012	USD	23.5
2013	USD	19.7
2014	USD	20.7
2015	USD	21.1
2016	USD	21.5
2017	USD	22.4
		261.5

Term bank loans bear interest at the relevant interbank reference rate plus a margin of up to 0.75%. The amount outstanding at 31 December 2005 is US$191.5 million (A$261.5 million) at a weighted average annual effective interest rate of 5.02% (2004: 2.70%).

(b) Commercial paper

The consolidated entity has an $800.0 million (2004: $800.0 million) Australian commercial paper program supported by the revolving bank facilities referred to in (a) above. At 31 December 2005, $265.5 million (2004: $209.0 million) of commercial paper is on issue and the weighted average annual effective interest rate is 5.83% (2004: 5.61%).

(c) Medium-term notes

The consolidated entity has a $1,000.0 million (2004: $500.0 million) Australian medium-term note program.

Medium-term notes on issue at 31 December 2005

Year of issue	Year of maturity	Effective interest rate	**2005 $million**	2004 $million
1998	2008	6.61%	**20.0**	20.0
2005	2011	6.18% *	**349.1**	–
2005	2015	6.35%	**99.4**	–
			468.5	20.0

* *Floating rate of interest.*

(d) Long-term notes

Long-term notes on issue at 31 December 2005

Year of issue	Year of maturity	Effective interest rate	**2005 US$million**	2004 US$million	**2005 A$million**	2004 A$million
1993	2005	6.95%	**–**	34.0	**–**	43.7
2000	2007 - 2015	8.37%	**308.4**	290.0	**421.0**	372.5
2002	2009 - 2022	6.11%	**301.5**	300.0	**411.6**	385.3
			609.9	624.0	**832.6**	801.5

19. Employee Benefits	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Current				
Liability for annual leave	**18.6**	16.0	**17.9**	15.5
Liability for long service leave	**31.1**	29.3	**30.3**	28.9
	49.7	45.3	**48.2**	44.4
Non-current				
Liability for defined benefit obligations	**11.3**	12.5	**11.3**	12.5

(a) Liability for defined benefit obligations

Defined benefit members of the Santos Superannuation Plan receive a lump sum benefit on retirement, death, disablement and withdrawal. The defined benefit section of the Plan is closed to new members. All new members receive accumulation-only benefits.

Movements in the net liability for defined benefit obligations recognised in the balance sheet

	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Net liability at start of year	**12.5**	19.1	**12.5**	19.1
Expense recognised in income statement	**2.9**	4.3	**2.9**	4.3
Amount recognised in retained earnings	**0.5**	(6.0)	**0.5**	(6.0)
Employer contributions	**(4.6)**	(4.9)	**(4.6)**	(4.9)
Net liability at end of year	**11.3**	12.5	**11.3**	12.5

Defined benefit plan

	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Amount recognised in the balance sheet:				
Liabilities	**11.3**	12.5	**11.3**	12.5

The consolidated entity has recognised a liability in the balance sheet in respect of its defined benefit superannuation arrangements. However, the Santos Superannuation Plan does not impose a legal liability on any of its employer sponsors to cover any deficit that exists in the Plan.

Historical information for the current and previous period*

	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Present value of defined benefit obligations	**90.7**	88.6	**90.7**	88.6
Fair value of Plan assets	**(79.4)**	(76.1)	**(79.4)**	(76.1)
Deficit in Plan	**11.3**	12.5	**11.3**	12.5
Experience adjustments on Plan assets	**(5.6)**	(3.9)	**(5.6)**	(3.9)
Experience adjustments on Plan liabilities	**(0.1)**	(3.2)	**(0.1)**	(3.2)

* *Comparative information has been provided for only one year in accordance with the transition rules in AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards".*

Reconciliation of the present value of the defined benefit obligations

	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Opening defined benefit obligations	**88.6**	99.3	**88.6**	99.3
Service cost	**4.1**	5.0	**4.1**	5.0
Interest cost	**3.7**	4.5	**3.7**	4.5
Contributions by Plan participants	**4.1**	4.3	**4.1**	4.3
Actuarial losses/(gains)	**6.1**	(2.1)	**6.1**	(2.1)
Benefits paid	**(10.5)**	(23.2)	**(10.5)**	(23.2)
Transfers (out)/in	**(5.4)**	0.8	**(5.4)**	0.8
Closing defined benefit obligations	**90.7**	88.6	**90.7**	88.6

19. Employee Benefits (continued)	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
(a) Liability for defined benefit obligations (continued)				
Reconciliation of the fair value of Plan assets				
Opening fair value of Plan assets	**76.1**	80.2	**76.1**	80.2
Expected return on Plan assets	**4.9**	5.1	**4.9**	5.1
Actuarial gains	**5.6**	3.9	**5.6**	3.9
Employer contributions	**4.6**	5.0	**4.6**	5.0
Contributions by Plan participants	**4.1**	4.3	**4.1**	4.3
Benefits paid	**(10.5)**	(23.2)	**(10.5)**	(23.2)
Transfers (out)/in	**(5.4)**	0.8	**(5.4)**	0.8
Closing fair value of Plan assets	**79.4**	76.1	**79.4**	76.1

Plan assets

The percentage invested in each class of Plan assets at the balance sheet date are as follows:

	Consolidated 2005 %	Consolidated 2004 %	Santos Ltd 2005 %	Santos Ltd 2004 %
Australian equity	**35**	38	**35**	38
International equity	**29**	25	**29**	25
Fixed income	**15**	17	**15**	17
Property	**7**	7	**7**	7
Cash	**14**	13	**14**	13

Fair value of Plan assets

The fair value of Plan assets does not include any amounts relating to any of Santos' own financial instruments, property, or any other assets owned or used by the consolidated entity.

Expected rate of return on Plan assets

The expected return on assets assumption is determined by weighting the expected long-term return for each asset class by the target allocation of assets to each class. The returns used for each class are net of investment tax, investment fees and asset-based administration fees.

	Consolidated 2005 %	Consolidated 2004 %	Santos Ltd 2005 %	Santos Ltd 2004 %
Principal actuarial assumptions at the balance sheet date (expressed as weighted average)				
Discount rate	**4.5**	4.4	**4.5**	4.4
Expected rate of return on Plan assets	**6.9**	6.4	**6.9**	6.4
Expected salary increase rate:				
2004	**N/A**	4.5	**N/A**	4.5
2005	**9.0**	4.5	**9.0**	4.5
2006	**7.0**	4.5	**7.0**	4.5
2007	**7.0**	4.5	**7.0**	4.5
Later than 2007	**5.0**	4.5	**5.0**	4.5

The expected rate of return on Plan assets includes a reduction to allow for asset-based administrative expenses of the Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
19. Employee Benefits (continued)	**$million**	$million	**$million**	$million
(a) Liability for defined benefit obligations (continued)				
Expense recognised in the income statement				
Service cost	**4.1**	5.0	**4.1**	5.0
Interest cost	**3.7**	4.5	**3.7**	4.5
Expected return on Plan assets	**(4.9)**	(5.1)	**(4.9)**	(5.1)
	2.9	4.4	**2.9**	4.4
The expense is recognised in the following line items in the income statement:				
Other expenses	**(0.8)**	(0.1)	**(0.8)**	(0.1)
Financial expenses	**3.7**	4.5	**3.7**	4.5
	2.9	4.4	**2.9**	4.4
Amount recognised in the statement of recognised income and expense				
Actuarial (losses)/gains	**(0.5)**	4.8	**(0.5)**	4.8
Tax effect	**0.2**	(1.5)	**0.2**	(1.5)
Actuarial (losses)/gains	**(0.3)**	3.3	**(0.3)**	3.3

Summary of the most recent financial position of the Plan

	31 Dec 04 $million	1 Jan 04 $million	31 Dec 04 $million	1 Jan 04 $million
Net market value of Plan assets	98.6	114.5	98.6	114.5
Accrued benefits	98.9	113.5	98.9	113.5
Net (deficit)/surplus	(0.3)	1.0	(0.3)	1.0

Expected contributions

The consolidated entity expects to contribute $5.5 million to the defined benefit superannuation plan in 2006.

Contribution recommendation

The current contribution recommendations as set out in the most recent actuarial valuation of the Plan as at 31 December 2004, are 15.0% of salaries of defined benefit members and 9.0% of salaries of defined contribution members. The consolidated entity is currently contributing at these rates.

Funding method

The method used to determine the employer contribution recommendations at the last actuarial review was the Attained Age Normal method. The method adopted affects the timing of the cost to the consolidated entity.

Under the Attained Age Normal method, a "normal" cost is calculated which is the estimated employer contribution rate required to provide benefits in respect of future service after the review date. The "normal" cost is then adjusted to take into account any surplus (or deficiency) of assets over the value of liabilities in respect of service prior to the review date. Any surplus or deficiency can be used to reduce or increase the "normal" employer contribution rate over a suitable period of time.

Economic assumptions

The economic assumptions adopted for the last actuarial review as at 31 December 2004 of the Plan were:

Expected rate of return on plan assets	7.9% in year 1; 7.0% thereafter
Future annual salary increases	9.0%; 7.0%; 7.0%; 5.0% thereafter

(b) Defined contribution plans

The consolidated entity makes contributions to several defined contribution plans. The amount recognised as an expense for the year was $7.2 million (2004: $6.9 million).

19. Employee Benefits (continued)

(c) Share-based payments

(i) Current General Employee Share Plans

The Company currently operates two general employee share plans:

- the Santos Employee Share Acquisition Plan ("SESAP"); and
- the Santos Employee Share Purchase Plan ("SESPP").

Both of these plans have operated since 1997.

SESAP

Broadly, SESAP provides for permanent eligible employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) to be entitled to acquire shares under this Plan. Executives participating in the Executive Long-term Incentive Program in 2005, casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board which, to date, has been $1,000 per annum per eligible employee. A trustee is funded by the consolidated entity to acquire shares directly from the Company or on market. The shares are then held by the trustee on behalf of eligible employees who have made applications under the Plan.

The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board (being three years) and the time when he or she ceases to be an employee. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues during the restriction period. Shares are granted to eligible employees at no cost to the employee.

Summary of share movements in the SESAP during 2005 (and comparative 2004 information):

	Opening balance	Granted during the year		Distributions during the year		Closing balance	
Grant dates	Number	Number	Fair value per share $	Number	Fair value aggregate $	Number	Fair value aggregate $
2005							
2 September 2002	**162,864**	**–**	**–**	**162,864**	**1,854,533**	**–**	**–**
2 September 2003	**200,754**	**–**	**–**	**27,531**	**287,283**	**173,223**	**2,121,982**
22 November 2004	**156,770**	**–**	**–**	**19,764**	**208,725**	**137,006**	**1,678,323**
18 November 2005	**–**	**106,744**	**11.24**	**2,288**	**26,921**	**104,456**	**1,279,586**
	520,388	**106,744**		**212,447**	**2,377,462**	**414,685**	**5,079,891**
2004							
24 August 2001	177,908	–	–	177,908	1,180,728	–	–
2 September 2002	195,624	–	–	32,760	227,623	162,864	1,381,087
2 September 2003	242,991	–	–	42,237	294,081	200,754	1,702,394
22 November 2004	–	157,014	8.14	244	2,089	156,770	1,329,410
	616,523	157,014		253,149	1,704,521	520,388	4,412,891

Shares are allocated at a price equal to the weighted average sale price of the Company's ordinary shares on the Australian Stock Exchange during the one week period up to and including the Grant Date. This is shown as fair value per share for shares granted during the year. The fair value of shares distributed from the trust during the year and remaining in the trust at the end of the financial year is the market price of shares of the Company on the Australian Stock Exchange as at close of trading on the respective dates.

Distributions during the year occurred at various dates throughout the year and therefore have not been separately listed.

19. Employee Benefits (continued)

(c) Share-based payments (continued)

(i) Current General Employee Share Plans (continued)

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to SESAP during the year were:

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
	$million	$million	**$million**	$million
Employee expenses	**1.2**	1.2	**1.2**	1.2
Issued ordinary share capital	**1.2**	1.3	**1.2**	1.3

At 31 December 2005, the total number of shares acquired under the Plan since its commencement was 1,981,031.

SESPP

The general employee offer under SESPP is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan and those who have participated in the Executive Long Term Incentive Program during the year will not be eligible to participate in that offer unless the Board otherwise decides.

Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to market price, subject to restrictions, including on disposal, determined by the Board (which has been a period of one year for issues so far). The subscription or acquisition price is Market Value (being the weighted average sale price of the Company's ordinary shares on the Australian Stock Exchange during the one week period up to and including the offer date) less any discount determined by the Board (5% for issues so far). Under the Plan, at the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the Plan. The 5% discount constitutes financial assistance for these purposes. Participants are entitled to vote, receive dividends and participate in bonus and rights issues while the shares are restricted.

On 18 November 2005, the Company issued 49,800 ordinary shares to 84 eligible employees at a subscription price of $10.67 per share under the Plan. The total market value of those shares on the issue date was $559,254, being the market price at the close of trade on the date of issue and the total amount received from employees for those shares was $531,366.

A summary of share movements in the SESPP are set out below:

	Opening balance	Granted during the year		Restriction ceased during the year		Closing balance
Grant dates	Number	Number	Fair value per share $	Number	Date	Number
2005						
26 November 2004	**32,400**	**-**	**-**	**32,400**	**26 November 2005**	**-**
18 November 2005	**-**	**49,800**	**11.24**	**-**	**-**	**49,800**
	32,400	**49,800**		**32,400**		**49,800**
2004						
7 March 2003	7,800	–	–	7,800	7 March 2004	–
8 September 2003	15,400	–	–	15,400	8 September 2004	–
26 November 2004	–	32,400	8.14	–	–	32,400
	23,200	32,400		23,200		32,400

The fair value per share for shares granted during the year is Market Value (as defined above). The consideration received by the Company per share is Market Value less the discount of 5% referred to above.

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to the general employee offer under the SESPP during the year were:

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
	$million	$million	**$million**	$million
Issued ordinary share capital	**0.5**	0.3	**0.5**	0.3

At 31 December 2005, the total number of shares acquired under the general employee offer of the Plan since its commencement was 759,000.

19. Employee Benefits (continued)

(c) Share-based payments (continued)

(ii) Executive Long-term Incentive Program

The Company's Executive Long-term Incentive Program provides for invitations to be extended to eligible executives selected by the Board. Participation will be limited to those executives who, in the opinion of the Board, are able to significantly influence the generation of shareholder wealth. Directors envisage the Program applying to up to 50 executives.

The Program currently consists of an offer of securities under:

- the Santos Employee Share Purchase Plan ("SESPP"); and
- the Santos Executive Share Option Plan ("SESOP").

SESOP has operated since 1997, the SESPP has been used as a component of executive compensation since 2003.

SESPP

The shares allocated pursuant to the Plan were allotted to a trustee at no cost to participants, to be held on their behalf. The allocation price is Market Value (as defined below) and the trustee was funded by the Company to subscribe for the shares.

In general the shares were restricted for a period of one year from the date of allotment. If a participating executive ceased employment during this period, the Board in its discretion could determine that a lesser restriction on transfer and dealing applied, having regard to the circumstances of the cessation. The shares can remain on trust for up to four years from the date of allotment, during which time the shares are subject to forfeiture if participants act fraudulently or dishonestly or in breach of their obligations to any Group Company. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues while the shares are held on trust.

No shares were issued under the executive long-term incentive component of the Plan during 2005 (2004: 91,248).

A summary of share movements in the executive long term incentive component of the SESPP are set out below:

Grant dates	Opening balance Number	Granted during the year Number	Granted during the year Fair value per share $	Restriction ceased during the year Number	Restriction ceased during the year Date	Closing balance Number
2005						
27 January 2004	**3,397**	**-**	**-**	**3,397**	**27 January 2005**	**-**
1 July 2004	**87,851**	**-**	**-**	**3,496**	**1 February 2005**	**-**
				5,026	**16 March 2005**	**-**
				3,847	**4 April 2005**	**-**
				75,482	**1 July 2005**	**-**
	91,248	**-**		**91,248**		**-**
2004						
22 December 2003	129,664	-	-	3,818	3 May 2004	-
				3,548	1 June 2004	-
				7,273	8 June 2004	-
				7,331	2 July 2004	-
				4,364	19 July 2004	-
				103,330	22 December 2004	-
27 January 2004	-	3,397	6.38	-	-	3,397
1 July 2004	-	87,851	6.95	-	-	87,851
	129,664	91,248		129,664		91,248

The fair value per share for shares granted during the year and the consideration received by the Company per share is Market Value (being the weighted average sale price of the Company's ordinary shares on the Australian Stock Exchange during the one week period up to and including the offer date).

19. Employee Benefits (continued)

(c) Share-based payments (continued)

(ii) Executive Long-term Incentive Program (continued)

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to the executive long-term incentive component of the SESPP during the year were:

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
	$million	$million	**$million**	$million
Employee expenses	**-**	0.6	**-**	0.6
Issued ordinary share capital	**-**	0.6	**-**	0.6

At 31 December 2005, the total number of shares acquired under the executive long-term incentive component of the Plan since its commencement was 220,912.

SARs and options

During the year eligible senior executives are invited to acquire SARs or options, at the executive's election. Each SAR and option is a conditional entitlement to a fully paid ordinary share, subject to the satisfaction of performance conditions, on terms and conditions determined by the Board.

SARs and options carry no voting or dividend rights until the performance conditions are satisfied and, in the case of options, when the options are exercised or, in the case of SARs, when the SARs vest.

SARs and options are granted at no cost to the executives with the number of shares awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the five business days up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.

The exercise price of the options is the volume weighted average price of the Company's shares over the five business days up to and including the award date. Options have a life of up to 10 years.

The Board intends that long-term incentive ("LTI") awards be made on an annual basis using a three-year measurement period for the applicable performance hurdles. However, the Board reserves the right to suspend or modify the LTI program in light of circumstances appropriate to the Company from time to time.

SARs and options vest where the Company achieves a prescribed performance hurdle or exercise condition. To reach the performance hurdle, the Company's Total Shareholder Return (broadly, growth in share price plus dividends reinvested) ("TSR Growth") over a three-year performance period is compared to the following comparator groups:

- as to 50% of each grant – the ASX 100 at the beginning of the relevant performance period; and
- as to the other 50% of each grant – the energy and petroleum companies in the ASX Energy Index with market capitalisation above $400 million, plus international energy and petroleum companies.

The following table sets out the vesting schedule for the SARs and options:

Performance – Santos TSR ranking against TSR ranking of each company in the comparator group	% of SARs that vest or options which become exercisable
TSR < 50th percentile of comparator group	0%
TSR = 50th percentile of comparator group	50%
TSR between 51st and 74th percentile of comparator group	Progressive vesting from 52% to 98% pro-rata vesting (2% increase for each percentile improvement)
TSR ≥ 75th percentile of comparator group	100%

SARs which have not vested and options which are not exercisable at the time of an executive ceasing employment will, in general, lapse and be forfeited. If cessation is due to death, redundancy or where the Board consents, a proportionate number of SARs may vest or options may be exercised, at the Board's discretion, or otherwise based on pro-rata performance.

The fair value of shares issued as a result of exercising the options during the reporting period at their issue date is the market price of shares of the Company on the Australian Stock Exchange as at close of trading.

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to executive share options exercised during the financial year were:

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
	$million	$million	**$million**	$million
Issued ordinary share capital	**25.6**	4.1	**25.6**	4.1

19. Employee Benefits (continued)

(c) Share-based payments (continued)

(ii) Executive Long-term Incentive Program (continued)

During the financial year, the Company granted 1,166,000 options over unissued shares as set out below.

	2005							2004	
	Weighted average exercise price	**Number of options A**	**B**	**C**	**Type 1**	**Type 2**	**Total**	Weighted average exercise price	Number of options
Outstanding at the beginning of the period	**$6.12**	**–**	**–**	**–**	**338,462**	**5,175,000**	**5,513,462**	$6.04	5,998,314
Granted during the period	**$8.46**	**139,800**	**342,900**	**683,300**	**–**	**–**	**1,166,000**	$6.95	330,148
Forfeited during the period	**–**	**–**	**–**	**–**	**–**	**–**	**–**	$6.45	(100,000)
Exercised during the period	**$6.00**	**–**	**–**	**–**	**(136,134)**	**(4,125,000)**	**(4,261,134)**	$5.71	(715,000)
Outstanding at the end of the period	**$7.47**	**139,800**	**342,900**	**683,300**	**202,328**	**1,050,000**	**2,418,328**	$6.12	5,513,462
Exercisable at the end of the period	**$6.48**	**–**	**–**	**–**	**202,328**	**750,000**	**952,328**	$6.00	2,983,314

The options outstanding at 31 December 2005 have an exercise price in the range of $6.20 to $8.46, and a weighted average contractual life of seven years.

During the year 4,261,134 options were exercised (2004: 715,000). The weighted average share price at the dates of exercise was $9.91 (2004: $7.03).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Monte Carlo Simulation Method (2004: Black-Scholes model). The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the models.

	2005			2004	
Option grant	**A**	**B**	**C**	Type 1*	Type 2*
Fair value at measurement date	**$0.59**	**$0.90**	**$1.15**	$0.67	$0.73
Share price	**$8.48**	**$8.48**	**$8.48**	$6.95	$6.95
Exercise price	**$8.461**	**$8.461**	**$8.461**	$6.95	$6.95
Expected volatility (weighted average)	**21%**	**21%**	**21%**	16.13%	16.13%
Option life (weighted average)	**1 year**	**2 years**	**3 years**	Medium	3–5 years
Expected dividends	**3.5%**	**3.5%**	**3.5%**	5.22%	5.22%
Risk free interest rate (based on national government bonds)	**5.33%**	**5.06%**	**5.11%**	5.99%	5.99%

* *Type 1 options have a one year vesting period with no performance hurdle.*
Type 2 options have a performance hurdle which requires the TSR growth of the Company during the time period of measurement to have at least equalled 10% per annum calculated on a compound basis for that period. The time period of measurement commences three years from the grant date of the options and ceases 59 months and one day from the grant date of the options.

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

19. Employee Benefits (continued)

(c) Share-based payments (continued)

(ii) Executive Long-term Incentive Program (continued)

The amounts recognised in the income statements of the consolidated entity and the Company during the financial year in relation to executive share options granted were:

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
	$million	$million	**$million**	$million
Employee expenses	**0.5**	0.1	**0.5**	0.1

During the financial year, the Company granted 862,600 SARs as set out below. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of ten years after the original grant date. No amount is payable on grant or vesting of the SARs.

	Number of SARs				
	2005				2004
	A	B	C	Total	
Outstanding at the beginning of the period	–	–	–	–	–
Granted during the period	286,500	270,100	306,000	862,600	–
Forfeited during the period	(17,700)	(17,700)	(17,700)	(53,100)	–
Outstanding at the end of the period	268,800	252,400	288,300	809,500	–
Exercisable at the end of the period	268,800	–	–	268,800	–

The fair value of services received in return for SARs granted are measured by reference to the fair value of SARs granted. The estimate of the fair value of the services received is measured based on the Monte Carlo Simulation Method. The contractual life of the SARs is used as an input into this model. Expectations of early exercise are incorporated into the Monte Carlo Simulation Method.

	2005			2004
SARs grant	A	B	C	
Fair value at measurement date	$3.59	$4.17	$4.63	–
Share price	$8.48	$8.48	$8.48	–
Exercise price	–	–	–	–
Expected volatility (weighted average)	21%	21%	21%	–
Right life (weighted average)	1 year	2 years	3 years	–
Expected dividends	3.5%	3.5%	3.5%	–
Risk free interest rate (based on national government bonds)	5.33%	5.06%	5.11%	–

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share rights), adjusted for any expected changes to future volatility due to publicly available information.

The amounts recognised in the income statements of the consolidated entity and the Company in relation to SARs granted during the financial year were:

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
	$million	$million	**$million**	$million
Employee expenses	**1.9**	–	**1.9**	–

(iii) Legacy Plan – Santos Executive Share Plan

The Santos Executive Share Plan operated between 1987 and 1997, when it was discontinued.

Under the terms of the Plan, shares were issued as partly paid to one cent. While partly paid, the Plan shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue. After a "vesting" period, calls could be made for the balance of the issue price of the shares, which varied between $2.00 and the market price of the shares on the date of the call being made.

Shares were issued principally on: 22 December 1987; 7 February and 5 December 1989; and 24 December 1990.

At the beginning of the financial year there were 181,000 Plan shares on issue. During the financial year 93,000 Plan shares were fully paid and aggregate proceeds of $295,985 received by the Company. As at 31 December 2005 there were 88,000 Plan Shares outstanding.

19. Employee Benefits (continued)

(c) Share-based payments (continued)

(iv) Restricted shares

On his appointment as Chief Executive Officer on 13 December 2000, 1,000,000 Restricted Shares were issued to Mr J C Ellice-Flint. The Restricted Shares were issued for nil consideration and held by a trustee subject to Mr Ellice-Flint completing five years' service with the Company. As Mr Ellice-Flint satisfied the condition on 12 December 2005, legal title of the shares passed unrestricted to him on that date.

	Consolidated		Santos Ltd	
20. Provisions	**2005 $million**	2004 $million	**2005 $million**	2004 $million
Current				
Restoration	**20.5**	16.0	**4.4**	0.9
Non-executive Directors' retirement benefits	**2.2**	0.2	**2.2**	0.2
	22.7	16.2	**6.6**	1.1
Non-current				
Restoration	**198.9**	166.3	**59.7**	32.2
Non-executive Directors' retirement benefits	**-**	2.2	**-**	2.2
	198.9	168.5	**59.7**	34.4

	Total restoration $million	**Total Non-executive Directors' retirement benefits $million**	**Total $million**
Consolidated			
Balance at 1 January 2005	**182.3**	**2.4**	**184.7**
Provisions made during the year	**32.3**	**-**	**32.3**
Provisions used during the year	**(9.7)**	**(0.2)**	**(9.9)**
Unwind of discount	**14.5**	**-**	**14.5**
Balance at 31 December 2005	**219.4**	**2.2**	**221.6**
Santos Ltd			
Balance at 1 January 2005	**33.1**	**2.4**	**35.5**
Provisions made during the year	**26.1**	**-**	**26.1**
Provisions used during the year	**(0.3)**	**(0.2)**	**(0.5)**
Unwind of discount	**5.2**	**-**	**5.2**
Balance at 31 December 2005	**64.1**	**2.2**	**66.3**

Restoration

Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

Non-executive Directors' retirement benefits

Agreements exist with the Non-executive Directors appointed prior to 1 January 2004 providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. Such benefits ceased to accrue with effect from 30 June 2004. These benefits have been fully provided for by the Company.

During the year, a retirement payment was made to Mr F Conroy who retired as a Director in December 2004. A retirement payment will be made in 2006 to Mr G McGregor who retired in September 2005.

21. Other Liabilities	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Current				
Deferred foreign currency fluctuations on borrowings	-	3.4	-	-
Accrued fluctuations on foreign currency swaps	-	11.2	-	-
Other	1.8	-	1.3	-
	1.8	14.6	1.3	-
Non-current				
Deferred foreign currency fluctuations on borrowings	-	33.8	-	-
Other	6.3	-	-	-
	6.3	33.8	-	-

22. Capital and Reserves

Reconciliation of movement in capital and reserves attributable to equity holders of Santos Ltd

	Share capital $million	Translation reserve $million	Hedging reserve $million	Fair value reserve $million	Retained earnings $million	Total equity $million
Consolidated						
Balance at 1 January 2004	1,893.1	(154.7)	-	-	268.5	2,006.9
Movement per recognised income and expense statement	-	(40.6)	-	-	358.1	317.5
Share options exercised by employees	4.1	-	-	-	-	4.1
Shares issued	594.5	-	-	-	-	594.5
Share buy-back	(350.0)	-	-	-	(2.4)	(352.4)
Dividends to shareholders	-	-	-	-	(212.8)	(212.8)
Balance at 31 December 2004	2,141.7	(195.3)	-	-	411.4	2,357.8
Balance at 1 January 2005	2,141.7	(195.3)	-	-	411.4	2,357.8
Movement per recognised income and expense statement	-	11.0	-	6.0	761.8	778.8
Share options exercised by employees	25.6	-	-	-	-	25.6
Shares issued	44.8	-	-	-	-	44.8
Dividends to shareholders	-	-	-	-	(243.0)	(243.0)
Balance at 31 December 2005	2,212.1	(184.3)	-	6.0	930.2	2,964.0
Santos Ltd						
Balance at 1 January 2004	1,893.1	-	-	-	63.0	1,956.1
Movement per recognised income and expense statement	-	-	-	-	658.8	658.8
Share options exercised by employees	4.1	-	-	-	-	4.1
Shares issued	594.5	-	-	-	-	594.5
Share buy-back	(350.0)	-	-	-	(2.4)	(352.4)
Dividends to shareholders	-	-	-	-	(212.8)	(212.8)
Balance at 31 December 2004	2,141.7	-	-	-	506.6	2,648.3
Balance at 1 January 2005	2,141.7	-	-	-	506.6	2,648.3
Movement per recognised income and expense statement	-	-	-	4.4	520.8	525.2
Share options exercised by employees	25.6	-	-	-	-	25.6
Shares issued	44.8	-	-	-	-	44.8
Dividends to shareholders	-	-	-	-	(243.0)	(243.0)
Balance at 31 December 2005	2,212.1	-	-	4.4	784.4	3,000.9

22. Capital and Reserves (continued)	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Share capital				
594,301,771 (2004: 585,520,675) ordinary shares, fully paid	**1,627.6**	1,557.2	**1,627.6**	1,557.2
88,000 (2004: 181,000) ordinary shares, paid to one cent	**-**	-	**-**	-
6,000,000 (2004: 6,000,000) redeemable convertible preference shares	**584.5**	584.5	**584.5**	584.5
	2,212.1	2,141.7	**2,212.1**	2,141.7

	Note	2005 Number of shares	2004 Number of shares	2005 $million	2004 $million
Movement in fully paid ordinary shares					
Balance at the beginning of the year		**585,520,675**	584,475,013	**1,557.2**	1,550.8
Santos Executive Share Plan	19	**93,000**	50,000	**0.3**	0.1
Santos Employee Share Acquisition Plan	19	**106,744**	157,014	**1.2**	1.3
Shares issued on exercise of options	19	**4,261,134**	715,000	**25.6**	4.1
Dividend Reinvestment Plan	a	**4,270,418**	-	**42.8**	-
Santos Employee Share Purchase Plan	19	**49,800**	123,648	**0.5**	0.9
Balance at the end of the year		**594,301,771**	585,520,675	**1,627.6**	1,557.2
Movement in reset convertible preference shares					
Balance at the beginning of the year		**-**	3,500,000	**-**	342.3
Transfer to redeemable convertible preference shares		**-**	-	**-**	7.7
Shares redeemed	b	**-**	(3,500,000)	**-**	(350.0)
Balance at the end of the year		**-**	-	**-**	-
Movement in redeemable convertible preference shares					
Balance at the beginning of the year		**6,000,000**	-	**584.5**	-
Shares issued	c	**-**	6,000,000	**-**	600.0
Share-issue cost		**-**	-	**-**	(7.8)
Transfer from reset convertible preference shares		**-**	-	**-**	(7.7)
Balance at the end of the year		**6,000,000**	6,000,000	**584.5**	584.5

The market price of the Company's ordinary shares on 31 December 2005 was $12.25 (2004: $8.48). Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. This is subject to the prior entitlements of the reset convertible preference shares.

(a) Dividend Reinvestment Plan

The Santos Dividend Reinvestment Plan is in operation. Shares are allocated at the daily weighted average market price of the Company's shares on the ASX over a period of seven business days commencing on the business day after the Dividend Record Date. At this time, the Board has determined that no discount will apply.

(b) Reset convertible preference shares redemption and buy-back

On 30 September 2004, through a redemption and buy-back arrangement, the Company cancelled its entire 3,500,000 reset convertible preference shares on issue at that date. 2,865,821 shares were redeemed at face value and reinvested in redeemable convertible preference shares, 489,774 shares were bought back for $105 each and cancelled, and 144,405 shares were redeemed at face value. This redemption and buy-back resulted in an amount of $350,000,000 being debited against the Company's capital account and an amount of $2,448,870 being debited against retained profits representing the $5.00 premium paid over the issue price in the buy-back of the 489,774 reset convertible preference shares.

(c) Redeemable convertible preference shares

On 30 September 2004, the Company issued 6,000,000 redeemable convertible preference shares at $100 each, which resulted in an amount of $600,000,000 being credited to the Company's capital account before deducting the costs of issue.

22. Capital and Reserves (continued)

Share capital (continued)

(c) Redeemable convertible preference shares (continued)

Under the terms of the redemption and buy-back, those shareholders whose reset convertible preference shares were redeemed at face value and reinvested in redeemable convertible preference shares were entitled to a $5.00 per share special dividend which was paid on 7 October 2004.

Redeemable convertible preference shareholders receive a floating preferential, non-cumulative dividend which incorporates the value of franking credits (i.e. it is on a grossed up basis), set at the Bank Bill Swap Rate for 180-day bills plus a margin. Dividends on redeemable convertible preference shares are in priority to any dividend declared on ordinary class shares. Redeemable convertible preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

(i) on a proposal:

(1) to reduce the share capital of the Company;

(2) that affects rights attached to the redeemable convertible preference shares;

(3) to wind up the Company; or

(4) for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a resolution to approve the terms of a buy-back agreement;

(iii) during a period in which a dividend or part of a dividend on the redeemable convertible preference shares is in arrears; or

(iv) during the winding up of the Company.

In the event of the winding up of the Company, redeemable convertible preference shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

The redeemable convertible preference shares may, at the sole discretion of the Company, be converted into ordinary class shares and/or exchanged.

Translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary and exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

22. Capital and Reserves (continued)

Dividends

Dividends recognised during the year by the Company are:

	Dollars per share	Total $million	Franked/ unfranked	Payment date
2005				
Interim 2005 redeemable preference	**$2.6538**	**15.9**	**Franked**	**30 Sep 2005**
Final 2004 redeemable preference	**$2.4497**	**14.7**	**Franked**	**31 Mar 2005**
Interim 2005 ordinary	**$0.18**	**106.6**	**Franked**	**30 Sep 2005**
Final 2004 ordinary	**$0.18**	**105.8**	**Franked**	**31 Mar 2005**
		243.0		
2004				
Special 2004 redeemable preference	$5.00	14.3	Franked	7 Oct 2004
Interim 2004 reset preference	$3.2940	11.5	Franked	30 Sep 2004
Final 2003 reset preference	$3.2940	11.5	Franked	31 Mar 2004
Interim 2004 ordinary	$0.15	87.8	Franked	30 Sep 2004
Final 2003 ordinary	$0.15	87.7	Franked	31 Mar 2004
		212.8		

Franked dividends paid during the year were franked at the tax rate of 30%.

After the balance sheet date the following dividends were proposed by the Directors. The dividends have not been provided for and there are no income tax consequences.

Final 2005 preference	$2.5300	**15.2**	Franked	31 Mar 2006
Final 2005 ordinary	$0.20	**118.9**	Franked	31 Mar 2006
		134.1		

The financial effect of these dividends have not been brought to account in the financial statements for the year ended 31 December 2005 and will be recognised in subsequent financial reports.

	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Dividend franking account		
30% franking credits available to shareholders of Santos Ltd for future distribution, after adjusting for franking credits which will arise from the payment of the current tax liability at 31 December 2005	**570.8**	394.7

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $57.5 million (2004: $51.6 million).

	Consolidated	
	2005	2004
23. Earnings per Share	**$million**	$million
Earnings used in the calculation of basic earnings per share reconciles to the net profit after tax in the income statement as follows:		
Net profit after income tax	**762.1**	354.7
Less:		
Special dividend on redeemable convertible preference shares	**-**	(14.3)
Dividends paid on reset convertible preference shares	**-**	(23.0)
Earnings used in the calculation of diluted earnings per share	**762.1**	317.4
Less:		
Dividends paid on redeemable convertible preference shares	**(30.6)**	-
Earnings used in the calculation of basic earnings per share	**731.5**	317.4

	2005	2004
	Number of shares	
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:		
Basic earnings per share	**587,935,245**	584,924,130
Partly paid shares	**79,299**	109,843
Executive share options	**1,337,318**	779,536
Share acquisition rights	**524,650**	-
Redeemable convertible preference shares	**57,450,099**	-
Diluted earnings per share	**647,326,611**	585,813,509

Partly paid shares outstanding issued under the Santos Executive Share Plan; options outstanding issued under the Santos Executive Share Option Plan; share acquisition rights issued to eligible executives, and redeemable convertible preference shares have been classified as potential ordinary shares and included in the calculation of diluted earnings per share. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

During the year, 4,261,134 (2004: 715,000) options and 93,000 (2004: 50,000) partly paid shares were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options and partly paid shares assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 707,164 (2004: 20,101).

No options lapsed during the year (2004: 100,000). The diluted earning per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date the options lapsed. The weighted average number included is nil (2004: 7,405).

The redeemable convertible preference shares and reset convertible preference shares on issue in 2004 were not included in the calculation of diluted earnings per share in 2004 as they were antidilutive for that period.

24. Consolidated Entities

Name	Country of incorporation
Santos Ltd (Parent Entity)	AUST
Controlled entities[1]:	
Alliance Petroleum Australia Pty Ltd	AUST
Basin Oil Pty Ltd[2]	AUST
Boston L.H.F. Pty Ltd	AUST
Bridgefield Pty Ltd	AUST
Bridge Oil Developments Pty Limited	AUST
Canso Resources Pty Ltd	AUST
Coveyork Pty Ltd	AUST
Doce Pty Ltd	AUST
Farmout Drillers Pty Ltd	AUST
Kipper GS Pty Ltd	AUST
Controlled entity of Kipper GS Pty Ltd	
Crusader (Victoria) Pty Ltd	AUST
Moonie Pipeline Company Pty Ltd	AUST
Reef Oil Pty Ltd	AUST
Santos Asia Pacific Pty Ltd	AUST
Controlled entities of Santos Asia Pacific Pty Ltd	
Santos (Sampang) Pty Ltd	AUST
Santos (Warim) Pty Ltd	AUST
Santos Australian Hydrocarbons Pty Ltd	AUST
Santos (BOL) Pty Ltd	AUST
Controlled entity of Santos (BOL) Pty Ltd	
Bridge Oil Exploration Pty Limited	AUST
Santos Darwin LNG Pty Ltd	AUST
Santos Direct Pty Ltd	AUST
Santos Facilities Pty Ltd	AUST
Santos Finance Ltd	AUST
Santos Globe Pty Ltd	AUST
Santos International Holdings Pty Ltd	AUST
Controlled entities of Santos International Holdings Pty Ltd	
Barracuda Limited	PNG
Lavana Limited	PNG
Novus Nominees Pty Ltd[4]	AUST
Santos UK (Kakap 2) Limited *(formerly Novus UK (Kakap 2) Limited)*	UK
Peko Offshore Ltd (in liquidation)	BER
Sanro Insurance Pte Ltd	SING
Santos Americas and Europe Corporation	USA
Controlled entities of Santos Americas and Europe Corporation	
Santos USA Corp	USA
Tipperary Corporation[2]	USA
Controlled entities of Tipperary Corporation	
Burro Pipeline Inc[2]	USA
Tipperary Qld Inc[2]	USA
Tipperary Oil & Gas Corporation[2]	USA
Controlled entities of Tipperary Oil & Gas Corporation	
Tipperary CSG Inc[2]	USA
Tipperary Oil & Gas (Australia) Pty Ltd[2]	AUST
Controlled entity of Tipperary Oil & Gas (Australia) Pty Ltd	
Tipperary Pastoral Company Pty Ltd[2]	AUST
Santos (Bawean) Pty Ltd	AUST
Santos (BBF) Pty Ltd[3]	AUST
Santos Brantas Pty Ltd	AUST
Santos (Donggala) Pty Ltd	AUST
Santos Egypt Pty Ltd	AUST
Santos Hides Ltd	PNG
Santos International Operations Pty Ltd	AUST
Santos (Madura Offshore) Pty Ltd	AUST
Santos Niugini Exploration Limited	PNG
Santos (Nth Bali 1) Pty Ltd	AUST
Santos (Papalang) Pty Ltd	AUST
Santos (Popodi) Pty Ltd	AUST
Santos (SPV) Pty Ltd[3]	AUST
Santos (JPDA 91-12) Pty Ltd	AUST
Santos (NGA) Pty Ltd	AUST
Santos (NARNL Cooper) Pty Ltd *(formerly Novus Australia Resources NL)*	AUST
Santos (N.T.) Pty Ltd	AUST
Controlled entity of Santos (N.T.) Pty Ltd	
Bonaparte Gas & Oil Pty Limited	AUST
Santos Offshore Pty Ltd	AUST
Santos Oil Exploration (Malaysia) Sdn Bhd (in liquidation)	MAL
Santos Petroleum Pty Ltd	AUST
Santos QNT Pty Ltd	AUST
Controlled entities of Santos QNT Pty Ltd	
Santos QNT (No. 1) Pty Ltd	AUST
Controlled entities of Santos QNT (No. 1) Pty Ltd	
Santos Petroleum Management Pty Ltd	AUST
Santos Petroleum Operations Pty Ltd	AUST
TMOC Exploration Proprietary Limited	AUST
Santos QNT (No. 2) Pty Ltd	AUST
Controlled entities of Santos QNT (No. 2) Pty Ltd	
Associated Petroleum Pty Ltd	AUST
Moonie Oil Pty Ltd	AUST
Petromin Pty Ltd	AUST
Santos (299) Pty Ltd	AUST
Santos Exploration Pty Ltd	AUST
Santos Gnuco Pty Ltd	AUST
Transoil Pty Ltd	AUST
Santos Resources Pty Ltd	AUST
Santos (TGR) Pty Ltd *(formerly Trinity Gas Resources Pty Ltd)*[2]	AUST
Santos Timor Sea Pipeline Pty Ltd	AUST
Sesap Pty Ltd	AUST
Vamgas Pty Ltd	AUST

1. *Beneficial interests in all controlled entities are 100% except for Kipper GS Pty Ltd in which two shares of the total issued capital of 9,246,353 shares are owned by a third party.*
2. *Company acquired during the year. Refer note 25.*
3. *Company incorporated during the year.*
4. *Company acquired as part of Novus UK (Kakap 2) Limited acquisition in 2004.*

24. Consolidated Entities (continued)

Notes

Country of incorporation

AUST – Australia

BER – Bermuda

MAL – Malaysia

PNG – Papua New Guinea

SING – Singapore

UK – United Kingdom

USA – United States of America

In the financial statements of the Company, investments in controlled entities are measured at cost.

25. Acquisitions of Subsidiaries

During the financial year the following controlled entities were acquired and their operating results have been included in the income statement from the date of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired %	Purchase consideration $million	Contribution to consolidated profit since acquisition $million
Basin Oil Pty Ltd	17 February 2005	100	89.6	8.5
Santos (TGR) Pty Ltd	31 August 2005	100	18.5	3.6
Tipperary Corporation	1 July 2005	100	450.9	(7.0)

Basin Oil Pty Ltd holds interests in the Patricia Baleen gas field and associated processing facilities (40%); Sole gas field (40%); Golden Beach gas field (33%), VIC/P55 exploration block (55%); and the South Australian Cooper Basin (2.1%). This acquisition resulted in Santos holding a 100% interest in the Golden Beach gas field and, as part of its strategy to sell non-core assets, in July 2005 Santos entered into an agreement with Cape Energy Group to sell its 100% working interest in permit VIC/RL1 which contained the Golden Beach gas field.

Santos (TGR) Pty Ltd (formerly Trinity Gas Resources Pty Ltd) holds a 10% interest in the Patricia Baleen gas field and production facilities and the Sole gas field.

The acquisition of Tipperary Corporation provided Santos with an approximately 72% revenue interest in the producing Fairview coal seam methane field, and approximately 4,000 km^2 of additional exploration acreage in the Bowen Basin. This acquisition has been provisionally accounted because at balance date the fair value of the net assets acquired has not been finally determined. The amount of deferred tax liabilities to be recognised requires each of the assets and liabilities acquired to have their relevant tax base for income tax purposes assigned. This is subject to a valuation process, which at balance date is incomplete.

If the acquisitions had occurred on 1 January 2005, consolidated entity revenue would have been approximately $2,535.7 million and net profit would have decreased to $757.8 million.

25. Acquisitions of Subsidiaries (continued)

The acquisitions had the following effect on the consolidated entity's assets and liabilities:

	Carrying amounts $million	Fair value adjustments $million	Recognised values $million
Cash and cash equivalents	19.6	–	19.6
Trade and other receivables	7.8	–	7.8
Inventories	2.2	1.9	4.1
Exploration and evaluation assets	29.6	–	29.6
Oil and gas assets	706.7	(14.2)	692.5
Deferred tax assets	28.6	0.2	28.8
Trade and other payables	(41.8)	–	(41.8)
Interest-bearing loans and borrowings	(154.7)	–	(154.7)
Provisions	(26.9)	–	(26.9)
Net identifiable assets and liabilities	571.1	(12.1)	559.0
Cash paid			552.5
Acquisition costs			6.5
Total consideration			559.0
Cash acquired			(19.6)
Payment made relating to 2004 acquisition			16.7
Net cash outflow			556.1

26. Interests in Joint Ventures

(a) Santos Ltd and its controlled entities have combined interests in unincorporated joint ventures in the following major areas:

Joint venture/area	Principal activities	Average interest %
Amadeus Basin		
Mereenie	Oil and gas production	65
Mereenie Pipeline	Oil transportation	65
Palm Valley	Gas production	48
Browse Basin	Oil and gas exploration	70
Carnarvon Basin	Oil and gas exploration and production	34
Cooper Basin Downstream	Liquid hydrocarbon transportation and processing	65
Cooper Basin Unit		
South Australia	Oil and gas production	65
Queensland	Oil and gas production	60
Cooper/Eromanga Basins		
South Australia	Oil and gas exploration and production	67
Queensland, ATP 259P	Oil and gas exploration and production	60
Other Eromanga	Oil and gas exploration and production	74
Jackson Moonie Pipeline	Oil transportation	83
Eastern Queensland		
Bowen Basin	Gas exploration and production	58
Surat Basin	Oil and gas exploration and production	50
Egypt		
Gulf of Suez	Oil and gas exploration	50
Gippsland Basin	Oil and gas exploration and production	35
Indonesia		
East Java Basin	Oil and gas exploration and production	42
Kutei Basin	Oil and gas exploration	35
West Natuna Basin	Oil and gas exploration and production	9
West Papua	Oil and gas exploration	20
Offshore Northern Australia		
Bonaparte Basin	Oil and gas exploration	95
Houtman Basin	Oil and gas exploration	33
Timor Gap	Oil and gas exploration and production	17
Timor Sea	Oil and gas exploration and production	25
Otway Basin	Oil and gas exploration and production	36
Papua New Guinea		
PDL1 (Part Hides Field)	Oil and gas exploration	31
Other interests	Oil and gas exploration and production	34
Sorell Basin	Oil and gas exploration	58
USA		
Gulf Coast	Oil and gas exploration and production	31
Rocky Mountains	Oil and gas exploration and production	32

26. Interests in Joint Ventures (continued)	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
(b) The consolidated entity's interest in assets employed in unincorporated joint ventures are included in the balance sheet under the following asset categories:				
Current assets				
Cash and cash equivalents	**113.2**	87.2	**33.0**	32.2
Trade and other receivables	**34.9**	32.1	**12.0**	8.5
Inventories	**22.2**	18.6	**11.8**	13.5
Total current assets	**170.3**	137.9	**56.8**	54.2
Non-current assets				
Exploration and evaluation assets	**130.9**	78.6	**7.2**	6.3
Oil and gas assets	**4,105.1**	3,423.6	**1,727.4**	1,138.2
Other	**1.5**	1.2	**-**	-
Total non-current assets	**4,237.5**	3,503.4	**1,734.6**	1,144.5
Total assets	**4,407.8**	3,641.3	**1,791.4**	1,198.7
(c) The amount of capital expenditure commitments, minimum exploration commitments and contingent liabilities in respect of unincorporated joint ventures are:				
Capital expenditure commitments	**214.3**	266.9	**90.8**	102.1
Minimum exploration commitments	**169.5**	172.5	**48.8**	71.5
Contingent liabilities	**15.2**	13.4	**4.0**	6.1

27. Reconciliation of Cash Flows from Operating Activities	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
Profit after income tax	**762.1**	354.7	**518.7**	655.4
Add/(deduct) non-cash items:				
Depreciation and depletion	**561.0**	474.9	**188.0**	201.3
Net impairment (reversal)/loss of investment in controlled entities	**-**	-	**(338.4)**	9.5
Exploration and evaluation expensed	**204.2**	117.4	**31.5**	46.0
Net impairment reversal of oil and gas assets	**(131.3)**	(7.6)	**(50.5)**	(34.4)
Foreign exchange debt hedging gains/(losses)	**(1.8)**	-	**0.5**	-
Share-based payments expense	**2.4**	0.1	**2.4**	0.1
Increase/(decrease) in income taxes payable	**173.5**	(18.1)	**(42.1)**	12.4
Net increase in deferred tax asset and deferred tax liability	**41.5**	26.2	**30.7**	29.6
Tax benefit upon entering into Australian tax consolidation regime	**-**	(20.0)	**-**	(20.0)
Borrowing costs capitalised	**(28.0)**	(32.1)	**-**	-
Unwind of the effect of discounting on provisions	**14.5**	14.0	**5.2**	3.2
Foreign currency fluctuations	**(81.9)**	(38.4)	**5.1**	(2.3)
Net gain on sale of non-current assets	**(23.1)**	(61.2)	**(5.1)**	(336.8)
Net gain on sale of controlled entities	**(16.3)**	-	**(15.1)**	-
Net cash provided by operating activities before changes in assets or liabilities	**1,476.8**	809.9	**330.9**	564.0
Add/(deduct) change in operating assets or liabilities net of acquisitions of businesses:				
Increase in receivables	**(151.2)**	(157.9)	**(107.7)**	(117.4)
Increase in inventories	**(17.6)**	(1.7)	**(8.5)**	(5.6)
Decrease/(increase) in other assets	**10.5**	(6.7)	**5.2**	0.7
Increase/(decrease) in payables	**135.1**	(27.5)	**51.2**	(23.3)
Increase/(decrease) in provisions	**4.3**	(11.1)	**(0.7)**	(25.7)
Net cash provided by operating activities	**1,457.9**	605.0	**270.4**	392.7

28. Key Management Personnel Disclosures

(a) Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity and the Company, directly or indirectly, including the Directors of the Company.

The following were key management personnel of the consolidated entity and the Company at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Directors

Name	*Position*
Barnett, Peter Charles	Non-executive Director
Dean, Kenneth Alfred	Non-executive Director (appointed 23 February 2005)
Ellice-Flint, John Charles	Managing Director
Gerlach, Stephen	Chairman and Non-executive Director
Harding, Richard Michael	Non-executive Director
McGregor, Graeme William	Non-executive Director (resigned 30 September 2005)
O'Leary, Michael Anthony	Non-executive Director
Recny, Christopher John	Non-executive Director (appointed 23 February 2005)
Sloan, Judith	Non-executive Director

Executives

Name	*Position*
Eames, Martyn Edward James	Vice President – Corporate and People
Gouadain, Jacques Elie	Vice President – Geoscience and New Ventures
Moore, Paul Derek	Vice President – Development Projects and Technical Services (resigned 21 November 2005)
Wasow, Peter Christopher	Chief Financial Officer
Wilkinson, Richard John	Vice President – Gas Marketing and Commercialisation
Wood, Bruce James	Vice President – Strategic Projects
Young, Jonathon Terence	Executive Vice President – Operations

All Executives are employed by Santos Ltd.

(b) Key management personnel compensation

The Remuneration Committee of the Board is responsible for reviewing the compensation policies and practices of the Company including: the compensation arrangements for the Managing Director and senior management; the Company's superannuation arrangements; employee share and option plans; and the fees for Non-executive Directors.

Non-executive Directors

In setting fee levels, the Remuneration Committee, which makes recommendations to the Board, takes into account:

- independent professional advice;
- fees paid to Non-executive Directors by comparable companies;
- the general time commitment required from Non-executive Directors and the risks associated with discharging the duties attaching to the role of director;
- the level of personal responsibility undertaken by a Director; and
- the general commercial expertise, experiences and qualifications of the Directors.

Fee levels are set within the aggregate amount (being $1,500,000 per year) approved by shareholders at the Annual General Meeting of the Company held on 7 May 2004. Non-executive Directors' fees were increased effective 1 July 2004. Non-executive Directors, other than the Chairman, who are members of Board committees receive additional fees. Non-executive Directors may not participate in any of the Company's bonus, share or option plans.

Directors appointed after 1 January 2004 are not entitled to receive a benefit on retirement (other than statutory entitlements) as the Company has ceased this practice.

Non-executive Directors appointed prior to 1 January 2004 are contractually entitled to receive a retirement benefit but the amount of the benefit was "frozen" as at 30 June 2004. The benefit is payable upon ceasing to hold office as a director. The retirement payment (inclusive of superannuation guarantee charge entitlements) is made pursuant to an agreement entered into with each Non-executive Director on terms approved by shareholders at the 1989 Annual General Meeting. These benefits have been fully provided for by the Company. The Board has determined that these Non-executive Directors may take all or part of their fixed entitlement in the form of a Company contribution into their own nominated superannuation funds.

(b) Key management personnel compensation (continued)

Executive Director

The Managing Director, Mr J C Ellice-Flint, is currently the only Executive Director.

The structure of the current year's remuneration package for the Managing Director, Mr J C Ellice-Flint, was agreed at the time of entering into his executive service agreement in December 2000 in order to recruit him and to, in part, compensate him for some of the benefits he gave up in leaving his previous employment.

Mr J C Ellice-Flint has an executive service agreement with the Company which continues until terminated by either party in accordance with the agreement.

His compensation comprises a base salary reviewed annually and an annual bonus potential of between 0% and 150% of his fixed remuneration calculated on a formula that includes components to measure the growth of profitability, exploitable reserves and share price.

On 13 December 2000, Mr J C Ellice-Flint was granted 1,000,000 Restricted Shares. These shares were granted to him at no cost at the time of his appointment as Chief Executive Officer as part of the total package required to attract Mr J C Ellice-Flint from the senior position he had held previously. No performance conditions were attached to the shares and legal title in them passed to Mr J C Ellice-Flint upon his completion of five years of service with Santos on 12 December 2005. Further details regarding the Restricted Shares are set out in note 19 to the financial statements.

In addition, as Mr J C Ellice-Flint gave up his right to a sizeable potential US pension entitlement to join the Company, the Company has been contributing an actuarially determined amount into the Company's superannuation fund to provide for Mr J C Ellice-Flint's superannuation benefits. While he was entitled to a much lower accrued benefit until 7 February 2006 (his 55th birthday), under the arrangement his benefit was to change to a defined multiple of fixed remuneration after that date to recognise his five years service and to provide a "make up" superannuation benefit. This arrangement however is currently being reviewed in conjunction with a review of his total remunerative arrangements.

Mr J C Ellice-Flint was also granted options, each to acquire a fully paid ordinary share in the Company. The exercise price of the options was set at the time of his appointment in 2000 at $5.83, and vesting of the third and final tranche of 1,000,000 options was subject to the satisfaction of performance conditions, which were tested during 2005. These options were provided essentially on the same terms as those issued to other senior executives under the Santos Executive Share Option Plan.

If the Company terminates Mr J C Ellice-Flint's appointment without cause, the Company may at its option, in lieu of part or all of the notice period of 24 months, pay to him an amount equal to a proportion or multiple of his annual base salary and the current year's potential bonus (excluding the application of any performance condition) at the time at which notice is given.

Senior Executives

Remuneration objectives and principles

The objectives of the Company's compensation policy are to attract, retain and motivate appropriately qualified and experienced executives capable of discharging their respective responsibilities to enable the Company to achieve its business strategy.

The principles underlying the compensation policy are: to realistically reflect the responsibilities of executives and other employees; to be industry competitive and reasonable; that a significant portion of compensation be at risk against individual and company performance and shareholder wealth creation; that performance, not failure, be rewarded so that the Company's best performers receive more; and to encourage executives to manage from the perspective of the shareholders by rewarding them for aligning Company and shareholder returns.

Compensation structure

The Company's compensation structure for its non-award employees is based upon Target Total Remuneration ("TTR"), the components of which comprise:

- a fixed component called Total Fixed Remuneration ("TFR"); and

two variable components, called:

- the Short-term Incentive ("STI") and
- the Long-term Incentive ("LTI").

TFR comprises salary, superannuation and benefits; is quantified by reference to role and experience; and is industry benchmarked.

STI is represented as a percentage of base remuneration which is "at risk", consists of an annual cash bonus paid to reward performance based on a mix of company performance and individual performance measured against annual scorecards with target and stretch performance criteria determined in advance each year.

The STI is designed to put a proportion of each executive's annual remuneration at risk against meeting targets linked to the Company's annual business objectives, thereby driving both individual and Company performance.

For the specified executives, 70% of the STI is based on Company performance, and the remaining 30% is based on individual performance. For other executives, 50% of the STI is based on Company performance, and the other 50% is based on individual performance.

28. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

Company performance is assessed on a range of metrics covering reserves growth, reserve replacement cost, production, margin, new growth options, shareholder value creation, people, environment, health, safety and continuous improvement. Individual performance is assessed against targets set within each executive's area of responsibility.

Each metric is assessed against target and assigned a score on a five-point scale. The average of the scores of each metric is used to quantify a bonus pool expressed as a percentage of the sum of maximum bonuses of all eligible employees. The bonus pool may be adjusted after taking into consideration other factors not reflected in the metrics but deemed relative to Company performance.

LTI in relation to executive compensation includes a long-term performance-based component in the form of equity participation through the Santos Executive Share Option Plan ("SESOP") and the Santos Employee Share Purchase Plan ("SESPP"). Participation is determined by the Board, on recommendation of the Remuneration Committee, and only applies to executives who are in a position to affect shareholder returns.

Options and rights to shares issued under these Plans to senior executives are linked to the longer term performance of the Company and are only exercisable following the satisfaction of performance hurdles that are designed to maximise shareholder wealth.

The amount of the award, and correspondingly the proportion of remuneration at risk, varies between executives according to their respective levels of seniority and responsibility.

The rules of the SESPP and SESOP were both approved by shareholders in 1997 and again in 2000.

Having regard to contemporary best practice, the LTI program is designed to drive superior executive performance and to reward only superior Company performance, linked to an appropriate performance benchmark. The benchmark assesses actual Company performance in terms of long-term comparative growth of the Company and resulting shareholder value.

Company performance is measured over a three-year period based on the Company's Total Shareholder Return ("TSR") relative to one or more comparator groups as determined by the Board at the commencement of the performance period including, without limitation, any combination of the ASX100, energy companies in ASX100, the ASX Energy Index and international exploration and production companies. For 2005, these were:

- BG Group PLC
- Burlington Resources Inc
- Devon Energy Corporation
- Canadian Natural Resources Limited
- Anadarko Petroleum Corporation
- Apache Corporation
- Unocal Corporation
- Woodside Petroleum Limited
- EOG Resources Inc
- Talisman Energy Inc
- XTO Energy Inc
- Nexan Inc
- Chesapeake Energy Corporation
- Murphy Oil Corporation
- Noble Energy Inc
- Newfield Exploration Co
- Oil Search Limited
- Hardman Resources Limited
- Australian Worldwide Exploration Limited

28. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

If performance is below the 50th percentile, no award is made. A proportionate award is made for performance between the 50th and 75th percentile, and the maximum award is made for performance at or above the 75th percentile.

In relation to the current financial year, awards may be taken in the form of rights over shares pursuant to SESPP or, at the election of an executive, options pursuant to SESOP, details of which are described in note 19(c)(ii) to the financial statements. In the previous period, awards could only be taken in the form of shares pursuant to SESPP or options granted under SESOP, at the election of executives.

Rights to shares and options are granted at no cost to the executives with the number of shares awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the five business days up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.

The exercise price of the options is the volume weighted average price of the Company's shares over the five business days up to and including the award date.

The Board intends that LTI awards be made on an annual basis using a three-year measurement period for the applicable performance hurdles. However, the Board reserves the right to suspend or modify the LTI program in light of circumstances appropriate to the Company from time to time.

The maximum number of shares that may be issued under all of the Company's executive and employee share and option plans cannot exceed the limit of 5% of the issued capital, as approved by shareholders at the 2000 Annual General Meeting.

The executives are entitled to a termination payment in the event of termination of their service agreement by the Company without cause. They are entitled to three months' notice, excepting for Mr P C Wasow who is entitled to six months' notice, or payment in lieu of that notice, plus three weeks for each year of continuous service, pro-rata for part thereof, and capped at a maximum of 65 weeks of total fixed remuneration, less notional value of superannuation for that period.

28. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

2005

Name	Short-term employee benefits Fees/ salary[9] $	Committee fees $	STI $	Other[4] $	Post employment Super-annuation[1] $	Retirement $	Share-based payments[5,6,7] SARs $	Options $	Other long-term benefits $	Termination $	Total $
Directors											
Barnett, Peter Charles	110,000	24,000	–	–	11,862	–	–	–	–	–	145,862
Dean, Kenneth Alfred[2]	93,650	8,153	–	–	10,166	–	–	–	–	–	111,969
Ellice-Flint, John Charles	1,300,000	–	1,657,500	5,915	270,878	–	–	–	–	–	3,234,293
Gerlach, Stephen	330,000	–	–	–	11,862	–	–	–	–	–	341,862
Harding, Richard Michael	110,000	12,000	–	–	10,980	–	–	–	–	–	132,980
McGregor, Graeme William[3]	82,500	18,000	–	–	8,807	–	–	–	–	–	109,307
O'Leary, Michael Anthony	110,000	10,000	–	–	10,800	–	–	–	–	–	130,800
Recny, Christopher John[2]	93,650	–	–	–	8,428	–	–	–	–	–	102,078
Sloan, Judith	110,000	24,000	–	–	11,822	–	–	–	–	–	145,822
Executives											
Eames, Martyn Edward James	375,565	–	176,400	5,915	39,434	–	90,748	57,500	–	–	745,562
Gouadain, Jacques Elie	435,387	–	190,000	5,915	34,585	–	247,800	–	–	–	913,687
Moore, Paul Derek[8]	316,009	–	–	5,283	36,748	–	219,303	–	–	41,547	618,890
Wasow, Peter Christopher	500,312	–	330,100	5,915	14,959	–	292,404	–	–	–	1,143,690
Wilkinson, Richard John	328,906	–	156,500	5,915	27,018	–	219,303	–	–	–	737,642
Wood, Bruce James	335,370	–	138,000	5,915	25,868	–	–	145,992	–	–	651,145
Young, Jonathon Terence	549,613	–	424,900	5,915	11,585	–	322,140	–	–	–	1,314,153
Total	5,180,962	96,153	3,073,400	46,688	545,802	–	1,391,698	203,492	–	41,547	10,579,742

1 *Superannuation contributions made on behalf of Non-executive Directors to satisfy the Company's obligations under applicable Superannuation Guarantee Charge legislation.*
2 *Mr K Dean and Mr C Recny joined the Board on 23 February 2005.*
3 *Mr G McGregor retired from the Board on 30 September 2005.*
4 *Includes the cost of car parking provided in the Company's head office in Adelaide.*
5 *In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at the date of their grant has been determined in accordance with AASB 124 "Related Party Disclosures" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in note 19 to the financial statements.*
6 *The Managing Director was granted options at the time his employment with the Company commenced. In respect of senior executives, a range of 20% – 23% of each executive's remuneration for the financial year consists of grants of SARs or options.*
7 *The total number of SARs and options granted in 2005 represent three separate grants at the same time. While one of the three was the normal grant for 2005, the other two were necessary as catch-ups for the grants that would ordinarily have taken place in 2003 and 2004. The reason these grants did not take place at the appropriate time was due to the suspension of the LTI program to enable a thorough review of its design, which was completed in late 2004.*
8 *Mr P Moore ceased employment with the Company on 21 November 2005 and his 53,100 SARs, at the value of $219,303, lapsed.*
9 *Each of the Non-executive Directors receives fees and no salary.*

28. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

2004

Name	Short-term employee benefits				Post employment		Share-based payments[6,7]		Other long-term		
	Fees/ salary[9]	Committee fees	STI	Other[5]	Super-annuation[1]	Retirement[2]	SARs	Options	benefits	Termination	Total
	$	$	$	$	$	$	$	$	$	$	$
Directors											
Barnett, Peter Charles	95,000	15,500	–	–	9,945	15,569	–	–	–	–	136,014
Conroy, Francis John[4]	90,041	14,689	–	–	9,425	15,927	–	–	–	–	130,082
Ellice-Flint, John Charles	1,050,000	–	1,300,000	5,399	274,569	–	–	274,326	–	–	2,904,294
Gerlach, Stephen	285,000	–	–	31,167[3]	11,293	–	–	–	–	–	327,460
Harding, Richard Michael	91,667	1,000	–	–	5,040	–	–	–	–	–	97,707
McGregor, Graeme William	95,000	20,500	–	–	10,157	15,716	–	–	–	–	141,373
O'Leary, Michael Anthony	95,000	9,000	–	–	9,360	16,842	–	–	–	–	130,202
Sloan, Judith	95,000	19,750	–	–	10,090	15,403	–	–	–	–	140,243
Executives											
Eames, Martyn Edward James[8]	50,715	–	–	444	3,286	–	–	–	–	–	54,445
Gouadain, Jacques Elie	371,327	–	176,600	30,912	29,132	–	58,939	18,731	–	–	685,641
Moore, Paul Derek	311,734	–	140,600	27,399	32,657	–	58,819	15,674	–	–	586,883
Wasow, Peter Christopher	444,389	–	307,200	5,399	49,361	–	79,052	20,000	–	–	905,401
Wilkinson, Richard John	311,875	–	169,800	5,399	27,428	–	62,341	–	–	–	576,843
Wood, Bruce James	312,596	–	128,200	5,399	23,581	–	18,900	40,583	–	–	529,259
Young, Jonathon Terence	486,306	–	316,500	5,399	50,263	–	83,443	30,833	–	–	972,744
Total	4,185,650	80,439	2,538,900	116,917	555,587	79,457	361,494	400,147	–	–	8,318,591

1 *Superannuation contributions made on behalf of Non-executive Directors to satisfy the Company's obligations under applicable Superannuation Guarantee Charge legislation.*
2 *This shows provisions made in accordance with arrangements previously approved by shareholders, which amounts had been fully provided for.*
3 *Payment related to a leasing arrangement for a motor vehicle, which arrangement was terminated on 30 June 2004.*
4 *Upon his retirement as a Director on 14 December 2004, Mr F Conroy became entitled to a retirement payment of $161,447 in accordance with arrangements previously approved by shareholders. Only $15,927 of this amount had been disclosed as part of Mr Conroy's remuneration for the 2004 reporting period, as the balance of the payment had been provided for in previous reporting periods.*
5 *Includes the cost of car parking provided in the Company's head office in Adelaide (excluding Non-executive Directors).*
6 *In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of shares and options as at the date of their grant has been determined in accordance with AASB 124 "Related Party Disclosures" applying the modified Black-Scholes or Binomial option pricing model. Details of the assumptions underlying the valuation are set out in note 19 to the financial statements.*
7 *The Managing Director was granted options at the time his employment with the Company commenced. In respect of senior executives, 20% – 23% of each executive's remuneration for the financial year consists of grants of shares or options.*
8 *Mr M Eames was appointed on 1 December 2004.*
9 *Each of the Non-executive Directors receives fees and no salary.*

28. Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation (continued)

The relative proportion of the Managing Director's and senior executives' total remuneration packages that is performance-based is set out in the table below:

	% of total remuneration (annualised)		
	Fixed remuneration	Performance-based remuneration	
	TFR	STI	LTI
Managing Director[1]	44%	56%	0%[2]
Executive VP Operations	52%	27%	21%
Chief Financial Officer	52%	27%	21%
Other specified Executives	57%	20%	23%
Other senior Executives	66%	14%	20%

1 On appointment the Managing Director was granted 1,000,000 Restricted Shares subject to completion of a service condition. The Managing Director is also entitled to an annual bonus depending upon performance measured in terms of growth of profitability, exploitable reserves and share price.

2 At the time of the Managing Director's appointment in 2000 he was granted 3,000,000 options in three tranches each of 1,000,000 options at an exercise price of $5.83 per option. As the grant date preceded 7 November 2002 no value is attributed to them for 2005 in accordance with AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards".

28. Key Management Personnel Disclosures (continued)

(c) Equity instruments

Rights and options holdings

The movement during the reporting period in the number of rights and options over ordinary shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

Name	Balance at beginning of the year	Granted[2]	Exercised[3,4]	Date exercised	Market price at date of exercise[3]	Other changes[5]	Balance at end of the year	Vested during the year	Vested at end of the year	Vested and exercisable at end of the year	Vested but not exercisable at end of the year
Directors											
Ellice-Flint, John Charles[1]	3,000,000	–	(2,000,000)	2 Mar 2005	8.66	–	–	1,000,000	–	–	–
			(1,000,000)	2 Sep 2005	11.52						
Executives											
Eames, Martyn Edward James	–	69,600	–			–	69,600	–	–	–	–
Gouadain, Jacques Elie	200,000	60,000	–			–	260,000	20,000	220,000	220,000	–
Moore, Paul Derek	125,000	53,100	(125,000)	19 Aug 2005	11.00	(53,100)	–	100,000	–	–	–
Wasow, Peter Christopher	150,000	70,800	(150,000)	30 Aug 2005	11.52	–	70,800	173,600	23,600	23,600	–
Wilkinson, Richard John	–	53,100	–			–	53,100	17,700	17,700	17,700	–
Wood, Bruce James	95,085	165,900	(50,000)	1 Sep 2005	11.51	–	210,985	50,000	45,085	45,085	–
Young, Jonathon Terence	250,000	78,000	(250,000)	5 Sep 2005	11.15	–	78,000	276,000	26,000	26,000	–

1 *3,000,000 options were granted to Mr J Ellice-Flint on his appointment. The performance conditions applicable to the options were based on achieving a 10% TSR growth over the performance period applicable to each tranche of options. Tranches 1 and 2 of the options satisfied the performance conditions in previous financial years and were exercised on 2 March 2005. During the current reporting period, the performance condition applying to Tranche 3 was satisfied and the options were exercised on 2 September 2005. As all options have been exercised there are no options remaining.*

2 *The aggregate value of SARs and options granted during the year (as at the date of their grant) is $1,595,190. Further details of the respective valuations of the SARs and options are set out in note 19.*

3 *The value of an option on the date of exercise is the market price of a share in the Company on that date. Accordingly, the aggregate value of options exercised during the financial year was $35,306,000.*

4 *No SARs were exercised during 2005.*

5 *During the year, the right to 53,100 SARs held by Mr P Moore were forfeited on his resignation on 21 November 2005. No options were forfeited during the reporting period. The value of a SAR or option on the day it lapses or is forfeited is nil.*

Further details regarding SARs and options granted to executives are in note 19.

28. Key Management Personnel Disclosures (continued)

(c) Equity instruments (continued)

Share holdings

The movement during the reporting period in the number of shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

Name	Balance at beginning of the year	Granted as compensation	Received on exercise of options	Redeemed	Other changes	Balance at end of the year	Balance held nominally at end of the year
Directors							
Ordinary shares – fully paid							
Barnett, Peter Charles	12,394	–	–	–	–	12,394	–
Dean, Kenneth Alfred	–	–	–	–	3,000	3,000	–
Ellice-Flint, John Charles	1,037,210	–	3,000,000	–	5,033	4,042,243	–
Gerlach, Stephen	42,305	–	–	–	1,551	43,856	–
Harding, Richard Michael	–	–	–	–	–	–	–
McGregor, Graeme William*	10,000	–	–	–	–	10,000	–
O'Leary, Michael Anthony	4,725	–	–	–	173	4,898	–
Recny, Christopher John	–	–	–	–	–	–	–
Sloan, Judith	5,000	–	–	–	–	5,000	–
Redeemable convertible preference shares							
Ellice-Flint, John Charles	225	–	–	–	–	225	–
McGregor, Graeme William*	1,200	–	–	–	–	1,200	–
Sloan, Judith	195	–	–	–	–	195	–
* *Mr G McGregor resigned as Director on 30 September 2005.*							
Executives							
Ordinary shares – fully paid							
Eames, Martyn Edward James	–	–	–	–	–	–	–
Gouadain, Jacques Elie	12,216	–	–	–	–	12,216	–
Moore, Paul Derek*	12,025	–	125,000	–	(137,025)	–	–
Wasow, Peter Christopher	16,134	–	150,000	–	(150,000)	16,134	–
Wilkinson, Richard John	12,591	–	–	–	–	12,591	–
Wood, Bruce James	6,439	–	50,000	–	851	57,290	–
Young, Jonathon Terence	17,183	–	250,000	–	–	267,183	–
* *Mr P Moore resigned on 21 November 2005.*							

(d) Loans

There have been no loans made, guaranteed or secured, directly or indirectly, by the consolidated entity or any of its subsidiaries at any time throughout the year with any key management person, including their related parties.

29. Related Parties

Identity of related parties

Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.

Details of related party transactions and amounts are set out in:

Note 5 as to interest received from/paid to controlled entities;

Note 8 as to tax related balances and other amounts owing by controlled entities;

Notes 17 and 18 as to amounts owing to controlled entities;

Note 18 as to guarantees by Santos Ltd of the financing facilities of controlled entities;

Note 20 as to Non-executive Directors' retirement benefits;

Notes 15 and 24 as to investments in controlled entities;

Note 26 as to interests in joint ventures; and

Note 28 as to disclosures relating to key management personnel.

Other related party transactions

Mr J W McArdle, who retired as a Director on 14 July 2001, entered into a consultancy agreement with the Company pursuant to which he will provide consultancy services to the consolidated entity. The amount paid pursuant to this agreement during the financial year was $85,000 (2004: $55,000). This transaction occurred on terms no more favourable than would have been adopted if dealing at arm's length, does not have the potential to adversely affect decisions about the allocation of scarce resources and is trivial in nature.

	Consolidated		Santos Ltd	
	2005	2004	**2005**	2004
30. Remuneration of Auditors	**$000**	$000	**$000**	$000
Amounts received or due and receivable by the auditors of Santos Ltd for:				
External audit services	**1,091**	715	**360**	443
Other services:				
Taxation	**-**	147	**-**	-
Due diligence	**-**	3	**-**	3
Other	**12**	9	**6**	6
	1,103	874	**366**	452
Amounts received or due and receivable by other auditors:				
External audit services	**77**	-	**-**	-

The auditors ceased providing taxation services from 31 December 2004.

31. Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic segments

The consolidated entity operates primarily in Australia but also has international operations in the United States, Papua New Guinea, Indonesia and Egypt.

	Australia		International		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004
	$million	$million	**$million**	$million	**$million**	$million
Primary reporting						
Geographic segments						
Revenue						
Total segment revenue	**2,303.5**	1,400.5	**172.3**	114.7	**2,475.8**	1,515.2
Other unallocated revenue					**0.1**	–
Total revenue					**2,475.9**	1,515.2
Results						
Earnings before interest, tax and significant items	**1,184.5**	526.4	**83.7**	14.8	**1,268.2**	541.2
Significant items:						
Insurance recovery	**33.9**	116.6	**–**	–	**33.9**	116.6
Costs associated with Moomba liquids recovery plant fire	**–**	(17.5)	**–**	–	**–**	(17.5)
Profit on sale of oil and gas assets	**34.5**	54.3	**0.2**	6.8	**34.7**	61.1
Exploration and evaluation expensed	**(66.7)**	(61.2)	**(137.5)**	(56.2)	**(204.2)**	(117.4)
Net impairment reversal/(loss) of oil and gas assets	**130.6**	28.8	**0.7**	(21.2)	**131.3**	7.6
Organisation restructure costs	**(5.2)**	(21.6)	**–**	–	**(5.2)**	(21.6)
Accelerated depreciation due to East Spar shut-in	**(18.5)**	–	**–**	–	**(18.5)**	–
	1,293.1	625.8	**(52.9)**	(55.8)	**1,240.2**	570.0
Unallocated corporate expenses					**(35.4)**	(3.6)
Earnings before interest and tax					**1,204.8**	566.4
Unallocated net financing costs					**(71.3)**	(47.6)
Profit before income tax expense					**1,133.5**	518.8
Income tax expense					**(371.4)**	(164.1)
Net profit after income tax attributable to the shareholders of Santos Ltd					**762.1**	354.7
Non-cash expenses						
Depreciation and depletion	**493.2**	388.1	**51.9**	72.4	**545.1**	460.5
Unallocated corporate depreciation and depletion					**15.9**	14.4
Total depreciation and depletion					**561.0**	474.9
Exploration and evaluation expensed	**66.7**	61.2	**137.5**	56.2	**204.2**	117.4
Net impairment (reversal)/loss of oil and gas assets	**(130.6)**	(28.8)	**(0.7)**	21.2	**(131.3)**	(7.6)
Total non-cash expenses					**633.9**	584.7

31. Segment Information (continued)	Australia 2005 $million	2004 $million	International 2005 $million	2004 $million	Consolidated 2005 $million	2004 $million
Primary reporting (continued)						
Geographic segments (continued)						
Acquisition of non-current assets						
Controlled entities	**519.4**	92.2	**20.0**	35.1	**539.4**	127.3
Oil and gas assets, property, plant and equipment	**701.1**	773.2	**250.6**	146.4	**951.7**	919.6
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					**23.6**	10.4
Total acquisition of non-current assets					**1,514.7**	1,057.3
Assets						
Segment assets	**5,243.3**	4,193.1	**521.0**	454.0	**5,764.3**	4,647.1
Unallocated corporate assets					**427.0**	189.5
Consolidated total assets					**6,191.3**	4,836.6
Liabilities						
Segment liabilities	**924.7**	952.4	**143.1**	158.9	**1,067.8**	1,111.3
Unallocated corporate liabilities					**2,159.5**	1,367.5
Consolidated total liabilities					**3,227.3**	2,478.8

Secondary reporting

Business segments

The consolidated entity operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.

32. Commitments for Expenditure	Consolidated 2005 $million	Consolidated 2004 $million	Santos Ltd 2005 $million	Santos Ltd 2004 $million
The consolidated entity has the following commitments for expenditure:				
(a) Capital commitments				
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial statements:				
Not later than one year	**78.8**	253.5	**37.6**	93.9
Later than one year but not later than five years	**135.5**	13.4	**53.2**	8.2
Later than five years	-	-	-	-
	214.3	266.9	**90.8**	102.1
Santos Ltd has guaranteed the capital commitments of certain controlled entities (refer note 33 for further details).				
(b) Minimum exploration commitments				
Minimum exploration commitments for which no amounts have been provided in the financial statement or capital commitments:				
Not later than one year	**63.8**	42.1	**6.8**	10.3
Later than one year but not later than five years	**105.2**	118.8	**42.0**	61.2
Later than five years	**0.5**	11.6	-	-
	169.5	172.5	**48.8**	71.5
The consolidated entity has certain obligations to perform minimum exploration work and expend minimum amounts of money pursuant to the terms of the granting of petroleum exploration permits in order to maintain rights of tenure. These commitments may be varied as a result of renegotiations of the terms of the exploration permits, licences or contracts or alternatively upon their relinquishment. The minimum exploration commitments are less than the normal level of exploration expenditures expected to be undertaken by Santos Ltd and its controlled entities.				
(c) Lease commitments				
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	**38.9**	54.7	**32.9**	8.4
Later than one year but not later than five years	**105.9**	102.9	**103.7**	21.1
Later than five years	**42.0**	0.1	**41.8**	-
	186.8	157.7	**178.4**	29.5

The consolidated entity leases floating production, storage and offtake ("FPSO") facilities at four of its producing fields and leases building office space under operating leases. The FPSO leases typically run for a period of five to seven years. Building office space leases are for ten years. Both have an option to renew the lease after that date. Lease payments generally increase every year based on various indices and factors. None of the leases include contingent rentals.

During the year ended 31 December 2005 $53.2 million (2004: $38.9 million) was recognised as an expense in the income statement in respect of operating leases.

33. Contingent Liabilities	Consolidated 2005 $million	2004 $million	Santos Ltd 2005 $million	2004 $million
The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.				
Santos Ltd and its controlled entities have the following contingent liabilities arising in respect of:				
Performance guarantees	**22.5**	9.8	**12.4**	6.3
Litigation and proceedings	**8.2**	8.1	**3.5**	2.3
	30.7	17.9	**15.9**	8.6

Legal advice in relation to the litigation and proceedings referred to above indicates that on the basis of available information, any liability in respect of these claims is unlikely to exceed $2.8 million on a consolidated basis.

A number of the Australian interests of the consolidated entity are located within areas the subject of one or more claims or applications for native title determination. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact the consolidated entity's asset base. The decision of the High Court of Australia in the "Wik" case has the potential to introduce delay in the grant of mineral and petroleum tenements and consequently to impact generally the timing of exploration, development and production operations. An assessment of the impact upon the timing of particular operations may require consideration and determination of complex legal and factual issues.

Guarantees provided by Santos Ltd for borrowings in respect of controlled entities are disclosed in note 18.

Santos Ltd has provided parent company guarantees in respect of:

(a) the funding and performance obligations of a number of subsidiary companies, relating to:
- the supply, operation and maintenance of the Mutineer-Exeter floating production storage and offloading facility;
- a Patricia Baleen equipment master rental agreement;

(b) the payment of certain financial obligations of certain subsidiary companies in relation to farmout agreements and exploration concessions; and

(c) a subsidiary company's obligations to meet distribution charges for gas retail customers.

The total expenditure commitment under these transactions and which are the subject of a parent company guarantee is $256.2 million.

34. Financial Instruments

Comparative information has been prepared under previous GAAP in accordance with the transition rules in AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards".

Exposure to foreign currency, interest rate, credit, and commodity price risks arises in the normal course of the consolidated entity's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates, and commodity prices.

(a) Foreign currency risk

The consolidated entity is exposed to foreign currency risk principally through the sale of liquid petroleum products denominated in US dollars, US dollar borrowings and US dollar expenditure. In order to hedge this foreign currency risk, the consolidated entity has from time to time entered into forward foreign exchange, foreign currency swap and foreign currency option contracts.

US dollar denominated borrowings are either swapped into Australian dollar exposure (2005: $nil; 2004: US$321.4 million) or designated as a hedge of US dollar denominated investment in foreign operations (2005: US$782.6 million; 2004: US$313.0 million) or as a hedge of future US denominated sales revenues (2005: $nil; 2004: US$146.4 million). As a result, there were no net foreign currency gains or losses arising from translation of US denominated dollar borrowings recognised in the income statements in 2005. Accordingly, $nil unrealised foreign currency gains were deferred as at 31 December 2005 (2004: gains of $37.4 million).

Recognised assets and liabilities

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognised as an expense. The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies and recognised in fair value derivatives at 31 December 2005 was $nil (2004: $11.2 million).

(b) Interest rate risk

Hedging

The consolidated entity adopts a policy of ensuring that the majority of its exposure to changes in interest rates on borrowings is on a floating rate basis. Interest rate swaps, denominated in Australian dollars and US dollars, have been entered into as fair value hedges of medium-term notes and long-term notes respectively. The swaps have maturities ranging from one to 18 years, following the maturity of the related notes (see the following table) and have fixed swap rates ranging from 5.85% to 8.44%. At 31 December 2005, the consolidated entity had interest rate swaps with a notional contract amount of $654.5 million (2004: $522.8 million).

The consolidated entity classifies interest rate swaps as fair value hedges and states them at fair value. The fair value of swaps at 1 January 2005 was adjusted against the opening balance of retained earnings at that date.

The net fair value of swaps at 31 December 2005 was $27.1 million, comprising assets of $27.2 million and liabilities of $0.1 million. These amounts were recognised as fair value derivatives.

34. Financial Instruments (continued)

(b) Interest rate risk (continued)

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

Consolidated	Note	Effective interest rate	Total $million	6 months or less $million	6–12 months $million	1–2 years $million	2–5 years $million	More than 5 years $million
2005								
Cash and cash equivalents	7	**5.02%**	**229.2**	**229.2**	**–**	**–**	**–**	**–**
Bank loans	18	**5.02%**	**(261.5)**	**(261.5)**	**–**	**–**	**–**	**–**
Commercial paper	18	**5.83%**	**(265.5)**	**(265.5)**	**–**	**–**	**–**	**–**
Medium-term notes	18	**6.22%***	**(468.5)**	**–**	**–**	**–**	**(20.0)**	**(448.5)**
Long-term notes	18	**6.00%***	**(832.6)**	**–**	**–**	**(152.1)**	**(200.5)**	**(480.0)**
Interest rate swaps**			**27.1**	**(627.4)**	**–**	**83.3**	**104.0**	**467.2**
			(1,571.8)	**(925.2)**	**–**	**(68.8)**	**(116.5)**	**(461.3)**
2004								
Cash and cash equivalents	7	4.55%	126.1	126.1	–	–	–	–
Bank loans	18	2.70%	(227.9)	(227.9)	–	–	–	–
Commercial paper	18	5.61%	(209.0)	(209.0)	–	–	–	–
Medium-term notes	18	6.25%*	(20.0)	–	–	–	(20.0)	–
Long-term notes	18	5.61%*	(801.5)	–	(43.7)	–	(173.4)	(584.4)
Interest rate swaps**			–	(522.8)	–	–	98.3	424.5
			(1,132.3)	(833.6)	(43.7)	–	(95.1)	(159.9)

* *After incorporating the effect of interest rate swaps.*

** *Notional principal amounts.*

(c) Commodity price risk exposure

The consolidated entity is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The consolidated entity enters into commodity crude oil price swap and option contracts and natural gas swap and option contracts to manage its commodity price risk.

At 31 December 2005 the consolidated entity has no open oil price swap contracts. At 31 December 2004 the consolidated entity had open oil price swap contracts with settlement expiry dates up to nine months. If closed out at that date these contracts would have resulted in a loss of $11.2 million.

(d) Credit risk

Credit risk represents the potential financial loss if counterparties fail to perform as contracted. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

The consolidated entity controls credit risk on derivative financial instruments by setting exposure limits related to the creditworthiness of counterparties, all of which are selected banks or institutions with a Standard & Poor's rating of A or better.

The maximum exposure to credit risk is represented by the carrying amount of financial assets of the consolidated entity, excluding investments, which have been recognised on the balance sheet. At the balance sheet date there were no significant concentrations of credit risk.

(e) Fair values

The financial assets and liabilities of the consolidated entity and the Company are recognised on the balance sheets at their fair value in accordance with the accounting policies in note 1, except for long-term notes that do not form part of an interest rate swap, and bank borrowings, which are recognised at face value.

The carrying value of the long-term notes is US$198.5 million and their fair value is estimated at US$203.3 million based on discounting the future cash flows excluding the credit spread at the time of issue. The discount rate used is the interest rate swap rate for the remaining term to maturity of the note as at 31 December 2005.

The carrying value of the bank borrowings approximates fair value as it is a floating rate instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

35. Economic Dependency

There are in existence long-term contracts for the sale of gas, but otherwise the Directors believe there is no economic dependency.

36. Explanation of Transition to AIFRSs

As stated in note 1, these are the consolidated entity's first consolidated financial statements prepared in accordance with AIFRSs.

The accounting policies in note 1 have been applied in preparing the financial statements for the year ended 31 December 2005, the comparatives information presented in these financial statements for the year ended 31 December 2004, and in the preparation of an opening AIFRS balance sheet at 1 January 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

There are no material differences between the cash flow statement presented under AIFRSs and the cash flow statement presented under previous GAAP.

36. Explanation of Transition to AIFRSs (continued)

Reconciliation of equity

		Consolidated						Santos Ltd					
		1 January 2004			31 December 2004			1 January 2004			31 December 2004		
	Note	Previous GAAP $million	Effect of transition to AIFRSs $million	AIFRSs $million	Previous GAAP $million	Effect of transition to AIFRSs $million	AIFRSs $million	Previous GAAP $million	Effect of transition to AIFRSs $million	AIFRSs $million	Previous GAAP $million	Effect of transition to AIFRSs $million	AIFRSs $million
Current assets													
Cash and cash equivalents	a	111.1	-	111.1	128.4	(2.3)	126.1	52.9	-	52.9	39.3	-	39.3
Trade receivables	a	171.7	-	171.7	423.5	(2.7)	420.8	1,417.7	(262.1)	1,155.6	1,925.4	(269.1)	1,656.3
Inventories	a	112.4	-	112.4	118.0	(0.5)	117.5	53.2	-	53.2	58.8	-	58.8
Other		14.3	-	14.3	3.2	-	3.2	-	-	-	2.3	-	2.3
Total current assets		409.5	-	409.5	673.1	(5.5)	667.6	1,523.8	(262.1)	1,261.7	2,025.8	(269.1)	1,756.7
Non-current assets													
Exploration and development expenditure	a,b,c,d	2,953.8	(1,029.7)	1,924.1	3,197.3	(1,047.0)	2,150.3	903.6	(347.7)	555.9	858.4	(325.4)	533.0
Land and buildings, plant and equipment	a,c,d	1,840.8	(145.0)	1,695.8	2,073.4	(148.4)	1,925.0	673.1	(6.6)	666.5	665.4	(3.2)	662.2
Other investments	c	11.7	-	11.7	1.2	-	1.2	2,295.9	(449.6)	1,846.3	2,530.7	(459.1)	2,071.6
Deferred tax assets	f	1.4	61.7	63.1	3.0	86.6	89.6	0.8	-	0.8	2.4	(2.4)	-
Other		1.1	-	1.1	2.9	-	2.9	-	-	-	-	-	-
Total non-current assets		4,808.8	(1,113.0)	3,695.8	5,277.8	(1,108.8)	4,169.0	3,873.4	(803.9)	3,069.5	4,056.9	(790.1)	3,266.8
Total assets		5,218.3	(1,113.0)	4,105.3	5,950.9	(1,114.3)	4,836.6	5,397.2	(1,066.0)	4,331.2	6,082.7	(1,059.2)	5,023.5

36. Explanation of Transition to AIFRSs (continued)

Reconciliation of equity (continued)

		Consolidated						Santos Ltd					
		1 January 2004			31 December 2004			1 January 2004			31 December 2004		
	Note	Previous GAAP $million	Effect of transition to AIFRSs $million	AIFRSs $million	Previous GAAP $million	Effect of transition to AIFRSs $million	AIFRSs $million	Previous GAAP $million	Effect of transition to AIFRSs $million	AIFRSs $million	Previous GAAP $million	Effect of transition to AIFRSs $million	AIFRSs $million
Current liabilities													
Trade and other payables	a	291.3	–	291.3	374.1	(1.2)	372.9	655.0	–	655.0	437.2	14.7	451.9
Deferred income		8.9	–	8.9	5.8	–	5.8	2.0	–	2.0	1.5	–	1.5
Interest-bearing loans and borrowings		45.4	–	45.4	49.9	–	49.9	1,411.7	–	1,411.7	1,686.2	–	1,686.2
Current tax liabilities	a,f	29.3	–	29.3	8.9	2.8	11.7	23.5	–	23.5	9.9	–	9.9
Employee benefits		47.7	–	47.7	45.3	–	45.3	46.3	–	46.3	44.4	–	44.4
Provisions	a,d	7.6	(6.9)	0.7	4.1	12.1	16.2	1.2	(1.1)	0.1	1.1	–	1.1
Other		10.6	–	10.6	14.6	–	14.6	–	–	–	–	–	–
Total current liabilities		440.8	(6.9)	433.9	502.7	13.7	516.4	2,139.7	(1.1)	2,138.6	2,180.3	14.7	2,195.0
Non-current liabilities													
Deferred income		18.8	–	18.8	16.3	–	16.3	–	–	–	–	–	–
Interest-bearing loans and borrowings		963.3	–	963.3	1,209.5	–	1,209.5	–	–	–	–	–	–
Deferred tax liabilities	a,f	535.8	(89.6)	446.2	561.3	(39.5)	521.8	454.2	(306.7)	147.5	448.7	(315.4)	133.3
Employee benefits	e	–	17.8	17.8	–	12.5	12.5	–	17.8	17.8	–	12.5	12.5
Provisions	a,d	116.0	46.2	162.2	133.9	34.6	168.5	38.3	(0.3)	38.0	48.5	(14.1)	34.4
Other		55.7	–	55.7	33.8	–	33.8	–	–	–	–	–	–
Total non-current liabilities		1,689.6	(25.6)	1,664.0	1,954.8	7.6	1,962.4	492.5	(289.2)	203.3	497.2	(317.0)	180.2
Total liabilities		2,130.4	(32.5)	2,097.9	2,457.5	21.3	2,478.8	2,632.2	(290.3)	2,341.9	2,677.5	(302.3)	2,375.2
Net assets		3,087.9	(1,080.5)	2,007.4	3,493.4	(1,135.6)	2,357.8	2,765.0	(775.7)	1,989.3	3,405.2	(756.9)	2,648.3
Equity													
Issued capital		1,893.1	–	1,893.1	2,139.0	2.7	2,141.7	1,893.1	–	1,893.1	2,139.0	2.7	2,141.7
Reserves	a	(8.8)	(145.4)	(154.2)	(12.2)	(183.1)	(195.3)	–	–	–	–	–	–
Retained profits	g	1,203.6	(935.1)	268.5	1,366.6	(955.2)	411.4	871.9	(775.7)	96.2	1,266.2	(759.6)	506.6
Total equity		3,087.9	(1,080.5)	2,007.4	3,493.4	(1,135.6)	2,357.8	2,765.0	(775.7)	1,989.3	3,405.2	(756.9)	2,648.3

36. Explanation of Transition to AIFRSs (continued)

Reconciliation of profit for 2004

	Note	Consolidated Previous GAAP $million	Consolidated Effect of transition to AIFRSs $million	Consolidated AIFRSs $million	Santos Ltd Previous GAAP $million	Santos Ltd Effect of transition to AIFRSs $million	Santos Ltd AIFRSs $million
Product sales		1,500.9	–	1,500.9	568.8	–	568.8
Cost of sales	b,c,d	(1,038.7)	64.5	(974.2)	(414.5)	9.3	(405.2)
Gross profit		462.2	64.5	526.7	154.3	9.3	163.6
Other revenue		14.3	–	14.3	270.4	–	270.4
Other income	b	180.0	9.0	189.0	378.1	37.9	416.0
Other expenses	a,b,c	(85.6)	(78.0)	(163.6)	(56.6)	(11.1)	(67.7)
Operating profit before net financing costs		570.9	(4.5)	566.4	746.2	36.1	782.3
Interest income		3.5	–	3.5	45.1	–	45.1
Finance costs	d,e	(33.6)	(17.5)	(51.1)	(91.1)	(6.7)	(97.8)
Net financing costs		(30.1)	(17.5)	(47.6)	(46.0)	(6.7)	(52.7)
Profit before tax		540.8	(22.0)	518.8	700.2	29.4	729.6
Income tax expense	f	(160.9)	(3.2)	(164.1)	(57.1)	(17.1)	(74.2)
Net profit after income tax attributable to the shareholders of Santos Ltd		379.9	(25.2)	354.7	643.1	12.3	655.4
Earnings per share (¢)							
Basic		58.6	(4.4)	54.2			
Diluted		58.5	(4.3)	54.2			

Notes to the reconciliations of equity and profit

(a) Functional currency

The functional currency adjustments reflect the adoption of the US dollar as the functional currency for the Timor Gap, Indonesian and Papua New Guinean operations. The asset carrying values are adjusted using the Australian dollar to United States dollar exchange rate at each balance date with differences due to exchange rate movements reflected in the foreign currency translation reserve.

The effect in the consolidated entity is to decrease net assets by $152.3 million at 1 January 2004 and decrease net assets by $31.8 million at 31 December 2004. This resulted in a $5.7 million decrease in profit for the consolidated entity in 2004.

There is no adjustment in the Company on transition to AIFRS or during 2004.

(b) Successful efforts

The adoption of the successful efforts method of accounting for exploration and evaluation expenditure has resulted in the expensing of unsuccessful exploration costs.

The effect in the consolidated entity is to decrease exploration and evaluation assets by $712.8 million at 1 January 2004. In 2004, the consolidated entity expensed exploration and evaluation expenditure of $117.4 million.

The effect in the Company is to decrease exploration and evaluation assets by $257.6 million at 1 January 2004. In 2004, the Company expensed exploration and evaluation expenditure of $46.0 million.

(c) Impairment

Impairment is assessed at an asset level, or where an asset does not generate separately identifiable cash flows impairment is assessed on a cash generating unit basis, being the smallest grouping of assets that generates independent cash flows. Impairment is measured using discounted cash flows. Under previous GAAP, future cash flows were not discounted and assets were grouped together under a broader area of interest concept which included all of the producing assets within a geological basin.

The effect in the consolidated entity is to decrease exploration and development by $248.8 million at 1 January 2004 and $73.2 million at 31 December 2004; decrease land and buildings, plant and equipment by $102.1 million at 1 January 2004 and $14.6 million at 31 December 2004. A net impairment reversal of $7.6 million is recognised in the income statement of the consolidated entity in 2004.

36. Explanation of Transition to AIFRSs (continued)

(c) Impairment (continued)

The effect in the Company at 1 January 2004 is to decrease exploration and development by $105.6 million, decrease land and buildings, plant and equipment by $13.5 million and decrease investments in controlled entities by $449.6 million. At 31 December 2004 exploration and development increased by $28.3 million, land and buildings, plant and equipment increased by $6.1 million and investments in controlled entities decreased by $9.5 million. A net impairment reversal of oil and gas assets of $34.4 million and a net impairment loss of investment in controlled entities of $9.5 million is recognised in the income statement of the Company in 2004.

(d) Restoration

Under AIFRS the liability for future restoration reflects the present value of the total expected restoration costs, and is capitalised as a component of oil and gas assets. Under previous GAAP, the cost of restoration was provided for over the life of the reserves.

The effect in the consolidated entity at 1 January 2004 is to increase exploration and development by $43.2 million, land and buildings, plant and equipment by $61.8 million, provisions by $39.6 million and retained earnings by $45.0 million.

The effect in the Company at 1 January 2004 is to increase exploration and development by $15.5 million, land and buildings, plant and equipment by $8.7 million, decrease provisions by $1.4 million and increase retained earnings by $17.9 million.

In 2004 the consolidated entity recognised $14.0 million interest expense from the unwind of the effect of discounting on the provision, and the Company recognised $3.2 million.

(e) Employee benefits

Santos Ltd is the sponsor of a defined benefit superannuation plan. Under previous GAAP cumulative actuarial gains and losses on the defined benefit plan were not recognised on the balance sheet. At the date of transition a liability has been recognised in the provision for employee benefits. The liability is measured as the difference between the present value of the employees' accrued benefits at that date and the net market value of the superannuation fund's assets at that date.

The effect in the consolidated entity and the Company is to increase liabilities for employee benefits by $17.8 million at 1 January 2004 and decrease it by $5.3 million at 31 December 2004.

In 2004 the consolidated entity and the Company recognised a net $0.5 million increase to profit resulting from a credit to defined benefits expense of $4.0 million, and interest expense of $3.5 million.

(f) Income tax

Under previous GAAP income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. The tax-effect of timing differences, which occur when items where included or allowed for income tax purposes in a period different to that for accounting were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under AIFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

(g) Retained earnings

The effect of the above adjustments on retained earnings is as follows:

		Consolidated		Santos Ltd	
		1 Jan 2004	31 Dec 2004	1 Jan 2004	31 Dec 2004
	Note	$million	$million	$million	$million
Functional currency	a	18.3	5.7	–	–
Successful efforts	b	(542.1)	(117.4)	(180.3)	(46.0)
Impairment	c	(283.9)	7.6	(533.5)	24.9
Restoration	d	45.0	(11.9)	17.9	(3.2)
Employee benefits	e	(12.5)	5.3	(12.4)	5.3
Deferred tax	f	(159.9)	90.6	(67.4)	35.1
		(935.1)	(20.1)	(775.7)	16.1

37. Changes in Accounting Policy

In the current financial year the consolidated entity adopted AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement". This change in accounting policy has been adopted in accordance with the transition rules in AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of retained earnings, hedging reserve and fair value reserve at 1 January 2005.

The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 January 2005 is shown below:

		Consolidated			Santos Ltd		
	Note	AIFRSs 31 December 2004 $million	Impact of change in accounting policy $million	Restated 1 January 2005 $million	AIFRSs 31 December 2004 $million	Impact of change in accounting policy $million	Restated 1 January 2005 $million
Equity securities available-for-sale	a	1.2	1.6	2.8	0.5	(0.2)	0.3
Commodity hedges	b	–	(11.1)	(11.1)	–	(11.1)	(11.1)
Interest rate swaps	c	–	40.4	40.4	–	–	–
Interest-bearing liabilities	c	(1,259.4)	(43.8)	(1,303.2)	(1,686.2)	–	(1,686.2)
Deferred tax liabilities		(521.8)	3.8	(518.0)	(133.3)	3.4	(129.9)
Fair value reserve	a	–	(1.1)	(1.1)	–	0.1	0.1
Hedging reserve	b	–	7.8	7.8	–	7.8	7.8
Retained earnings	c	(411.4)	2.4	(409.0)	(506.6)	–	(506.6)

The transitional provisions will not have any effect in future reporting periods.

Notes to the reconciliation of financial instruments:

(a) Under previous GAAP, the consolidated entity recorded available-for-sale equity securities at cost. In accordance with AIFRSs, they are now recognised at fair value.

The effect in the consolidated entity is to increase "Investments in other entities at cost" and "Fair value reserve" by $1.6 million and $1.1 million respectively ($1.6 million less related deferred tax of $0.5 million) at 1 January 2005. The effect in the Company is to decrease "Investments in other entities at cost" by $0.2 million and "Fair value reserve" by $0.1 million ($0.2 million less deferred tax of $0.1 million).

(b) Under previous GAAP, the consolidated entity did not recognise derivatives at fair value on the balance sheet. In accordance with AIFRSs derivatives are now recognised at fair value.

The effect in the consolidated entity and the Company at 1 January 2005 is to recognise a liability for commodity hedges of $11.1 million and a charge to "Hedging reserve" of $7.8 million ($11.1 million less related deferred tax of $3.3 million).

(c) The net ineffectiveness of interest rate swap hedges in the consolidated entity of $2.4 million ($3.4 million less related deferred tax of $1.0 million) has been charged to retained earnings. No adjustment has arisen for the Company.

DIRECTORS' DECLARATION

FOR THE YEAR ENDED 31 DECEMBER 2005

In the opinion of the Directors of Santos Ltd ("the Company"):

(a) the financial statements and notes, set out on pages 68 to 133, are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

  (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

In making this declaration, the Directors declare that declarations which satisfy the requirements of section 295A of the Corporations Act 2001 have been received from the Chief Executive Officer and Chief Financial Officer.

Dated this 23rd day of February 2006.

Signed in accordance with a resolution of the Directors:

Director

Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To the directors of Santos Ltd

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 31 December 2005 there have been:

- No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- No contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Peter A Jovic
Partner

Adelaide
23 February 2006

INDEPENDENT AUDIT REPORT TO MEMBERS OF SANTOS LTD

Scope

The financial report and Directors' responsibility

The financial report comprises the income statements, balance sheets, statements of recognised income and expense, cash flow statements, accompanying notes 1 to 37 to the financial statements, and the Directors' declaration for both Santos Ltd (the "Company") and Santos Ltd and its Controlled Entities (the "Consolidated Entity"), for the year ended 31 December 2005. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The Directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards".

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the financial report of Santos Ltd is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 31 December 2005 and of their performance for the financial year ended on that date; and

  (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

Peter A Jovic
Partner

Adelaide
23 February 2006

STOCK EXCHANGE AND SHAREHOLDER INFORMATION

Listed on Australian Stock Exchange at 28 February 2006 were 594,137,602 fully paid ordinary shares and 6,000,000 redeemable convertible preference shares. Unlisted were 46,500 partly paid Plan 0 shares, 41,500 partly paid Plan 2 shares, 49,800 fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan ('SESPP') for General Employee Participation and 114,369 fully paid ordinary shares issued pursuant to SESPP for Senior Executive Long Term Incentive. There were: 79,237 holders of all classes of issued ordinary shares (including 6 holders of Plan 0 shares; 5 holders of Plan 2 shares; and 84 holders of SESPP shares) compared with 79,423 a year earlier; 15,609 holders of redeemable convertible preference shares; and 34 holders of the 2,318,328 options granted pursuant to the Santos Executive Share Option Plan and 36 holders of 770,200 Share Acquisition Rights.

The listed issued ordinary shares plus the ordinary shares issued pursuant to SESPP represent all of the voting power in Santos. The holdings of the 20 largest holders of ordinary shares represent 55.73% of the total voting power in Santos (last year 52.65%) and the holdings of the 20 largest holders of redeemable convertible preference shares represent 37.85% of the issued redeemable convertible preference shares.

The 20 largest shareholders of fully paid ordinary shares in Santos as shown in the Company's Register of Members at 28 February 2006 were:

Name	Number of fully paid ordinary shares	%
Westpac Custodian Nominees Limited	87,998,001	14.81
National Nominees Limited	67,728,794	11.40
J P Morgan Nominees Australia Limited	61,800,933	10.40
ANZ Nominees Limited (Cash Income A/c)	40,464,542	6.81
Citicorp Nominees Pty Limited	18,214,901	3.07
ANZ Nominees Limited (Income Reinvest Plan A/c)	15,389,372	2.59
Cogent Nominees Pty Limited	6,265,865	1.05
RBC Dexia Investor Services Australia Nominees Pty Limited	5,862,633	0.99
AMP Life Limited	3,839,880	0.65
Queensland Investment Corporation	3,414,779	0.57
Australian Foundation Investment Company Limited	3,189,289	0.54
Mr John Charles Ellice-Flint	3,000,000	0.50
Victorian Workcover Authority	2,837,623	0.48
UBS Nominees Pty Ltd (Prime Broking A/c)	2,821,350	0.47
Argo Investments Limited	1,536,230	0.26
HSBC Custody Nominees (Australia) Limited	1,518,435	0.26
Merrill Lynch (Australia) Nominees Pty Ltd	1,436,720	0.24
Transport Accident Commission	1,415,779	0.24
Neweconomy Com Au Nominees Pty Limited (Scrip Lending Coll Mgt A/c)	1,200,000	0.20
Citicorp Nominees Pty Limited (CFSIL Cwlth Aust Shs 1 A/c)	1,180,000	0.20
Total	331,115,126	55.73

Analysis of Shares - range of shares held

	Fully paid ordinary shares (Holders)	% of holders	% of shares held	Redeemable convertible preference shares (Holders)	% of holders	% of shares held
1-1,000	27,406	34.59	2.61	15,237	97.62	44.60
1,001-5,000	41,261	52.07	16.47	316	2.03	11.48
5,001-10,000	7,037	8.88	8.44	24	0.15	2.88
10,001-100,000	3,413	4.31	11.68	27	0.17	13.34
100,001 and over	120	0.15	60.80	5	0.03	27.70
Total	79,237	100.00	100.00	15,609	100.00	100.00
Less than a marketable parcel of $500	1,171			2		

The 20 largest shareholders of redeemable convertible preference shares in Santos as shown in the Company's Register of Members at 28 February 2006 were:

Name	Number of redeemable convertible preference shares	%
J P Morgan Nominees Australia Limited	1,052,985	17.55
Westpac Custodian Nominees Limited	200,598	3.34
Australian Foundation Investment Company Limited	175,000	2.92
ANZ Nominees Limited (Cash Income A/c)	120,858	2.01
RBC Dexia Investor Services Australia Nominees Pty Limited (JBENIP A/c)	112,492	1.87
Cogent Nominees Pty Limited (SMP Accounts)	84,789	1.41
Hastings Funds Management Limited (Hastings Yield Fund A/c)	70,000	1.17
UBS Wealth Management Australia Nominees Pty Ltd	60,210	1.00
Citicorp Nominees Pty Limited (CFSIL Cwlth Spec 5 A/c)	56,848	0.95
Pan Australian Nominees Pty Limited	55,947	0.93
Cambooya Pty Limited	41,000	0.68
Questor Financial Services Limited (TPS RF A/c)	40,060	0.67
RBC Dexia Investor Services Australia Nominees Pty Limited (MLCI A/c)	39,699	0.66
AMP Life Limited	28,005	0.47
Cogent Nominees Pty Limited	25,344	0.42
Brencorp No 11 Pty Limited	24,600	0.41
Australian Executor Trustees Limited	23,552	0.39
Goldman Sachs JBWere Capital Markets Limited (Hybrid Portfolio A/c)	20,141	0.34
Argo Investments Limited	20,000	0.33
Hastings Fund Management Limited (Hit A/c)	20,000	0.33
Total	2,272,128	37.85

Substantial Shareholders, as at 28 February 2006, as disclosed by notices received by the Company:

Name	No. of voting shares held
Barclays Global Investors Australia Limited	35,665,305
Wellington Management Company, LLP	42,458,713

For Directors' Shareholdings see Directors' Statutory Report as set out on page 63 of this Annual Report.

Voting Rights

Every member present in person or by an attorney, a proxy or a representative shall on a show of hands, have one vote and upon a poll, one vote for every fully paid ordinary share held. Pursuant to the Rules of the Santos Executive Share Plan, Plan 2 and Plan 0 shares do not carry any voting rights except on a proposal to vary the rights attached to Plan shares.

Holders of redeemable convertible preference shares ("Preference Shares") do not have voting rights at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

(1) to reduce the share capital of the Company;

(2) that affects rights attached to the Preference Shares;

(3) to wind up the Company; or

(4) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a dividend or part of a dividend on the Preference Shares is in arrears; or

(d) during the winding up of the Company.

INFORMATION FOR SHAREHOLDERS

NOTICE OF MEETING

The Annual General Meeting of Santos Ltd will be held in the Festival Theatre at Adelaide Festival Centre, King William Road, Adelaide, South Australia on Thursday 4 May 2006 at 10.00 am.

FINAL DIVIDEND

The 2005 final ordinary dividend will be paid on 31 March 2006 to shareholders registered in the books of the Company at the close of business on 6 March 2006 in respect of fully paid shares held at record date.

STOCK EXCHANGE LISTING

Santos Ltd. Incorporated in Adelaide, South Australia, on 18 March 1954. Quoted on the official list of the Australian Stock Exchange Ltd (ordinary shares code STO; FUELS code STOPB).

AMERICAN DEPOSITORY RECEIPTS

Santos American Depository Receipts are issued by Citibank, N.A. and are listed on NASDAQ (code STOSY).

DIRECTORS

S Gerlach (Chairman), J C Ellice-Flint (Managing Director), P C Barnett (retired 28 February 2006), K A Dean, R M Harding, G W McGregor (retired 30 September 2005), M A O'Leary, C J Recny, J Sloan.

SECRETARY

W J Glanville

CHANGE OF SHAREHOLDER DETAILS

Issuer Sponsored Shareholders wishing to update their details must notify the Share Registrar in writing. The relevant shareholder forms can be obtained from the Share Registrar or via the Investor Centre on the Santos website, www.santos.com.

Forms are available to advise the Company of changes relating to change of address, direct crediting of dividends, Tax File Number and Australian Business Number, Annual Report and Sustainability Review mailing preferences and Dividend Reinvestment Plan participation.

INVESTOR INFORMATION AND SERVICES

Santos website

A wide range of information for investors is available from Santos' website, www.santos.com, including Annual Reports, Full Year and Interim Reports and Presentations, Press Releases, Quarterly Activities Reports and Current Well Information.

Comprehensive archives of these materials dating back to 1997 are available on the Santos website.

Other investor information available on the Santos website includes:

- open briefings with Corporate File – an ASX-endorsed online briefing service
- live and archived webcasts of investor briefings
- an email alert facility where shareholders and other interested parties can register to be notified, free of charge, of Santos' Press Releases via email.

The Santos website provides shareholder forms to help shareholders manage their holdings, as well as a full history of Santos' dividend payments and equity issues. Shareholders can also check their holdings and payment history in the secure View Shareholding section.

Santos' website also provides an online Conversion Calculator, which instantly computes equivalent values of the most common units of measurement in the oil and gas industry.

Publications

The Annual Report, First-Half Report and the Sustainability Review are the major sources of printed information about Santos. Printed copies are available from the Share Registrar or Investor Relations.

SHAREHOLDER ENQUIRIES

Enquiries about shareholdings should be directed to:

Share Registrar, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001.
Telephone: 08 8218 5111.
Email: share.register@santos.com

Investor information, other than that relating to a shareholding, can be obtained from:

Investor Relations, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001.
Telephone: 08 8218 5111.
Email: investor.relations@santos.com

Electronic enquiries can also be submitted through the Contact Us section of the Santos website, www.santos.com.

SHAREHOLDERS' CALENDAR

2005 full year results announcement	23 February 2006
Ex-dividend date for 2005 full year dividend	28 February 2006
Record date for 2005 full year dividend	6 March 2006
Payment date for 2005 full year dividend	31 March 2006
Annual General Meeting	4 May 2006
Half year end	30 June 2006
2006 interim results announcement	24 August 2006
Full year end	31 December 2006

QUARTERLY REPORTING CALENDAR

2006 First Quarter Activities Report	27 April 2006
2006 Second Quarter Activities Report	27 July 2006
2006 Third Quarter Activities Report	24 October 2006
2006 Fourth Quarter Activities Report	24 January 2007

GLOSSARY

AIFRS
Australian equivalents to International Financial Reporting Standards.

barrel/bbl
The standard unit of measurement for all production and sales. One barrel = 159 litres or 35 imperial gallons.

bcf
Billion cubic feet, a billion defined as 10^9, on average 1 bcf of sales gas = 1.055 PJ.

boe
Barrels of oil equivalent. The factor used by Santos to convert volumes of different hydrocarbon production to barrels of oil equivalent.

bopd
Barrels of oil per day.

contingent resources
Those quantities of hydrocarbons which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be commercially recoverable. Contingent resources may be of a significant size, but still have constraints to development. These constraints, preventing the booking of reserves, may relate to lack of gas marketing arrangements or to technical, environmental or political barriers.

the Company or Santos
Santos Ltd and its subsidiaries.

DD&A
Depreciation, depletion and amortisation of building, plant and equipment, exploration and development expenditure.

delineation well
Comprises two categories: near-field exploration wells and appraisal wells. Near-field exploration wells are wells located near existing fields/discoveries and have a higher expectation of success than wildcat exploration wells. These wells test independent structures or traps and have a higher risk of failure than appraisal or development wells. An appraisal well is a well drilled for the purpose of identifying extensions to known fields or discoveries.

development well
Wells designed to produce hydrocarbons from a gas or oil field within a proven productive reservoir defined by exploration or appraisal drilling.

EBIT
Earnings before interest and tax.

EBITDA
Earnings before interest and tax, depreciation, depletion and amortisation of building, plant and equipment, exploration and development expenditure and amortisation of goodwill.

EBITDAX
Earnings before interest, tax, depreciation, exploration and impairment.

finding cost per barrel of oil equivalent
Exploration and delineation expenditure per annum divided by reserve additions net of acquisitions and divestments.

hydrocarbons
Solid, liquid or gas compounds of the elements hydrogen and carbon.

IFRS
International Financial Reporting Standards.

LNG
Liquefied natural gas.

LPG
Liquefied petroleum gas, the name given to propane and butane in their liquid state.

mbbls
Thousand barrels.

mean resource potential
The average of the range of recoverable resources.

mmbbls
Million barrels.

mmboe
Million barrels of oil equivalent.

mmscf/d
Million standard cubic feet per day.

petroleum liquids
Crude oil, condensate, or its derivative naphtha, and the liquefied petroleum gases propane and butane.

PJ
Petajoules are the metric measurement unit for energy. A petajoule is equal to 1 joule x 10^{15}. The equivalent imperial measure to joules is British Thermal Units (BTU). One kilojoule = 0.9478 BTU.

Proven reserves (1P)
Proven reserves (1P) are those reserves that, to a high degree of certainty (90% confidence), are recoverable. There is relatively little risk associated with these reserves. Proven developed reserves are reserves that can be recovered from existing wells with existing infrastructure and operating methods. Proven undeveloped reserves require development.

Proven plus Probable reserves (2P)
Proven plus Probable reserves (2P) are those reserves that analysis of geological and engineering data suggests are more likely than not to be recoverable. There is at least a 50% probability that reserves recovered will exceed Proven plus Probable reserves.

Proven, Probable plus Possible reserves (3P)
Proven, Probable plus Possible reserves (3P) are those reserves that, to a low degree of certainty (10% confidence), are recoverable. There is relatively high risk associated with these reserves.

PSC
Production sharing contract.

reserve replacement cost per barrel of oil equivalent
Exploration, delineation and development expenditure per annum divided by reserve additions net of acquisitions and divestments. Development includes all development and fixed asset expenditure net of stay-in-business and corporate capital expenditure.

reserve replacement ratio
Reserves added during the reporting period divided by the production over the same period, reported as a percentage.

resource potential
Resource potential refers to those quantities of petroleum yet to be discovered. It may refer to single opportunities or a group of opportunities.

ROAE
Return on average equity.

ROACE
Return on average capital employed.

seismic
Data used to gain an understanding of rock formations beneath the earth's surface using reflected sound waves.

tcf
Trillion cubic feet.

TJ
Terajoules are the metric measurement unit for energy. A terajoule is equal to 1 joule x 10^{12}.

total recordable case frequency rate (TRCFR)
A statistical measure of safety performance. Total recordable case frequency rate is calculated as the total number of recordable cases (medical treatment injuries and lost time injuries) per million hours worked. A lost time injury is a work-related injury or illness that results, or would result, in a permanent disability or time lost of one complete shift or day or more any time after the injury or illness. A medical treatment injury is a work-related injury or illness, other than a lost time injury, where the injury is serious enough to require more than minor first aid treatment. Santos classifies injuries that result in modified duties as medical treatment injuries.

wildcat exploration
Exploration wells testing new play concepts or structures distanced from current fields.

Conversion
crude oil 1 barrel = 1 boe
sales gas 1 petajoule = 171.937 boe x 10^3
condensate/naphtha 1 barrel = 0.935 boe
LPG 1 tonne = 8.458 boe
For a comprehensive online conversion calculator tool, visit the Santos website, www.santos.com.

PLEASE RECYCLE THIS REPORT

This Annual Report is printed in Australia on recyclable paper from sustainable plantation forests. The manufacture of this paper is externally certified to the ISO 14001 Environmental Management System, complying with International Standards.

The printing process uses digital printing plates, which eliminate film and its associated chemicals. The vegetable-based inks used in the printing process use linseed oil, which is made from renewable sources such as flax, rather than the traditional higher greenhouse gas emitting mineral oils.

HELP SAVE PAPER BY DOWNLOADING AN ELECTRONIC VERSION

An electronic version of this Annual Report is available on Santos' website www.santos.com.

Shareholders who do not require a printed Annual Report, or who receive more than one copy due to multiple shareholdings, can help reduce the number of copies printed by advising the Share Register in writing of changes to their Annual Report mailing preferences.

Shareholders who choose not to receive a printed Annual Report will continue to receive all other shareholder information, including notices of shareholders' meetings.

CORPORATE DIRECTORY

REGISTERED AND HEAD OFFICE
Ground Floor, Santos House
91 King William Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone 08 8218 5111
Facsimile 08 8218 5274

SHARE REGISTER
Ground Floor, Santos House
91 King William Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone 08 8218 5111
Facsimile 08 8218 5950

OFFICES

Brisbane
Level 14, Santos House
60 Edward Street
Brisbane, Queensland 4000
Telephone 07 3228 6666
Facsimile 07 3228 6777

Perth
Level 28, Forrest Centre
221 St Georges Terrace
Perth, Western Australia 6000
Telephone 08 9460 8900
Facsimile 08 9460 8971

Port Bonython
PO Box 344
Whyalla, South Australia 5600
Telephone 08 8640 3100
Facsimile 08 8640 3200

United States of America
Santos USA Corp.
10111 Richmond Avenue, Suite 500
Houston, Texas 77042 USA
Telephone 1-713 986 1700
Facsimile 1-713 986 4200

Papua New Guinea
Barracuda Limited
Level 8, Pacific Place
Cnr Champion Parade
and Musgrave Street
Port Moresby, PNG
Telephone 675 321 2633
Facsimile 675 321 2847

Representative office of Santos Asia Pacific Pty Ltd in Jakarta
Level 9, Ratu Plaza Office Tower
Jalan Jendral Sudirman Kav 9
Jakarta 10270 Indonesia
PO Box 6221, JKS GN
Jakarta 12060 Indonesia
Telephone 62-21 270 0410
Facsimile 62-21 720 4503

USEFUL EMAIL CONTACTS
Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

WEBSITE
www.santos.com

Santos

Santos

Santos Ltd ABN 80 007 550 923

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING OF MEMBERS OF SANTOS LIMITED WILL BE HELD AT THE FESTIVAL THEATRE AT THE ADELAIDE FESTIVAL CENTRE, KING WILLIAM ROAD, ADELAIDE, SOUTH AUSTRALIA ON THURSDAY 4 MAY 2006 AT 10.00 AM.


RECEIVED
CORPORATE FINANCE

BUSINESS

1 To receive and consider the Financial Report for the year ended 31 December 2005 and the reports of the Directors and the Auditors thereon.

2 To re-elect Directors

(a) Professor Judith Sloan retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers herself for re-election.

(b) Mr Richard Michael Harding retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

3 Adoption of New Constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the constitution of the Company be modified effective immediately from the passing of this resolution by:

(a) deleting the Company's memorandum of association;

(b) deleting existing articles numbered 1–20 and 21–178 and substituting in their place the rules contained in the printed document entitled 'Substitute Rules' submitted to the meeting and signed by the Chairman for identification; and

(c) renumbering existing article 20A as rule 6.

4 Adoption of Proportional Takeover Provision

To consider, and if thought fit, to pass the following resolution as a special resolution:

"That rule 70 of the Company's constitution be adopted in the following form with immediate effect:

70 Partial Takeovers

(a) Unless the context otherwise indicates or requires, expressions in this rule 70 have the meaning given to them by the Act.

(b) Where offers have been made under a proportional takeover bid for securities of the company:

(1) the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution to approve the bid (in this rule 70 referred to as "an approving resolution") is passed in accordance with the provisions of this rule 70;

(2) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an approving resolution;

(3) an approving resolution must be voted on at a meeting, convened by the company, of the persons entitled to vote on the resolution; and

(4) an approving resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(c) The provisions of this constitution that apply in relation to a general meeting of members apply, with such modifications as the circumstances require, in relation to a meeting that is convened under this rule 70 as if the last-mentioned meeting were a general meeting of members.

(d) This rule 70 ceases to have effect on 3 May 2009.

5 Appointment of Auditor

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That Ernst & Young, having consented to do so, be appointed as the auditors of the Company with effect from the financial year commencing 1 January 2006."

6 Remuneration Report

To consider, and if thought fit, pass the following non-binding resolution as an ordinary resolution:

"That the Remuneration Report for the year ended 31 December 2005 be adopted".

Note: The vote on this resolution is advisory.

7 Grant of Options to Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given to the grant of 2,500,000 options to Mr. John Charles Ellice-Flint, under the Santos Executive Share Option Plan on the terms summarised in the Explanatory Notes to this Notice of Meeting".

8 Share Loans to Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given to the provision of an interest free loan of $500,000 per annum in each of 2006, 2007 and 2008 to Mr John Charles Ellice-Flint on the terms summarised in the Explanatory Notes to this Notice of Meeting".

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on resolutions 7 and 8 by Mr Ellice-Flint and any of his associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to these items of Business.

VOTING ENTITLEMENT

The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at 10.00 pm on and in respect of Tuesday, 2 May 2006.

By Order of the Board
W.J. Glanville
Secretary

Ground Floor, Santos House
91 King William Street
Adelaide, South Australia, 5000
30 March 2006

EXPLANATORY NOTES

RESOLUTION 2 – RE-ELECTION OF DIRECTORS

Brief biographical details of each of the Directors standing for re-election are set out below:-



PROFESSOR JUDITH SLOAN

BA (Hons), MA, MSc Age 51

Judith Sloan, an independent non-executive Director, was appointed to the Board on 5 September 1994 and is the Chairperson of the Remuneration Committee and member of the Audit Committee and Nomination Committee of the Board.

She is a Part-time Commissioner of the Productivity Commission and a former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies. She is also former Chairperson of SGIC Holdings Ltd, and former Deputy Chair and Director of Mayne Group Ltd.



MR RICHARD MICHAEL HARDING

MSc Age 56

Mike Harding, an independent non-executive Director, was appointed to the Board on 1 March 2004, and is a member of the Audit Committee, Remuneration Committee and Safety, Health and Environment Committee of the Board.

Mr Harding is the former President and General Manager of BP Developments Australia Limited and former Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association. He is also Chairman of the Ministry of Defence (Project Governance Board) Land Systems Division (Army) and Director of Arc Energy Ltd.

RESOLUTION 3 – ADOPTION OF NEW CONSTITUTION

The Company's current memorandum and articles of association were originally adopted in 1991, and have since been progressively updated to reflect changes in legislation, corporate practice and ASX Listing Rules. However, the Company has not made substantive amendments to the constitution since 1995.

Since then, there have been a number of fundamental amendments to the Corporations Act 2001 (Act), including those introduced by the Government's CLERP 9 legislation, and also to the ASX Listing Rules.

There have also been significant developments in corporate governance principles and general corporate and commercial practice for ASX listed companies.

Your directors propose that the Constitution be modified to take account of these changes and to modernise the drafting of the existing provisions to reflect current corporate practice. The modifications ensure the Company's constitution is consistent with current regulations and can operate consistently with contemporary principles of good governance and corporate and commercial practice, and to facilitate the efficient operations of the Company.

Many of the proposed modifications are administrative or relatively minor in nature. The principal changes that are proposed are outlined below:

MEMORANDUM OF ASSOCIATION

The Act now provides for companies to have a single constituent document called a 'constitution' rather than both memorandum and articles of association. Nor is it any longer necessary for the objects of the Company or any of the other matters contained in the memorandum of association to be set out in its constitution.

Accordingly, it is proposed that the memorandum be deleted, and that the Company's existing objects clause (item 2) be summarised and incorporated as a preamble to the new constitution.

DEFINITIONS

The proposed constitution has been amended to reflect changes in terminology now contained in the Act and ASX Listing Rules.

REDUNDANT PROVISIONS

A number of existing provisions in the Company's articles of association are now redundant and have consequently been omitted from the proposed constitution. Examples include the special provisions relating to B Class Shares (as the Company no longer has any B Class Shares on issue), the accounting and audit provisions which are extensively dealt with in the Act and the references to the 'par value of shares' (as this concept has been abolished).

GENERAL MEETINGS

The constitution incorporates a number of changes proposed to assist with the orderly conduct of general meetings of the Company, and reflects the requirements of the Act relating to the convening of general meetings, the content of the notice of meetings and the period of notice required to be given to members (currently 28 days).

Rule 25(c)(2) affords members who have relied upon a Notice of Meeting when deciding to appoint a proxy to vote on their behalf greater protection by preventing subsequent amendment to the terms of proposed resolutions during the course of general meetings.

Rule 24(b) provides flexibility for the Company's directors to change meeting venues or postpone meetings if the original venue becomes impractical or a change is necessary in the interests of conducting the meeting efficiently. It includes a requirement that notice of any change be disclosed to ASX to ensure that members are made aware in the event that such a change becomes necessary.

Rule 29(j) provides increased flexibility for members to be able to attend and vote at general meetings by allowing meetings to be conducted using multiple venues (ie in different States) which are linked using technology.

Rules 26 and **29** codify the chairman's powers at law to regulate admission to and proceedings at general meetings.

Rule 30(d)(2) brings the Company's constitution into line with the provisions of the Act dealing with the circumstances in which members can demand a poll at general meetings. In effect, it replaces the requirement in article 77(c) that 10% of members must demand a poll to 5%, consistent with the provisions of the Act.

PROXIES

The proposed constitution reflects the requirements of the Act relating to the content of a proxy appointment and for lodging proxies. This includes provision in **rule 32(d)** for the electronic submission and authentication of proxy forms.

As a corporation may now be appointed as a member's proxy, **rule 32(p)** provides clarification as to how a body corporate appointed as a proxy for a member will be able to nominate an individual to exercise its powers at meetings.

New **rule 31** confirms the ability of proxies to vote on a show of hands.

DIRECTORS

Rule 34(c) simplifies the existing articles dealing with director rotation and retirement by providing that there must be an election of directors each year, that one-third of directors must retire each year and that no director can hold office for more than three years without seeking re-election.

Following changes to the ASX Listing Rules, **Rule 34(h)** imposes a new requirement for the nomination of persons (other than existing directors or persons nominated by the Board) for election to the Board to be notified 45 business days prior to the AGM, reflecting the need to give 28 clear days notice of the AGM and the time required for printing and distribution of a notice of meeting.

In line with changes in contemporary corporate practice brought about by improvements in electronic communications, the existing provisions allowing for the appointment of alternate directors have been omitted.

Rule 46 confirms that capacity for the Board to delegate powers and functions to a Board sub-committee also extends delegations to a single director.

Rule 36 contains provisions relating to directors' remuneration that are similar to the current articles. The total annual fees of non-executive directors must not exceed the aggregate fixed by the Company in general meeting, which at the date of this meeting is $1,500,000 per annum which was approved in 2004.

The rule also clarifies that:

- in calculating the maximum fees payable, any premium paid in relation to directors' and officers' insurance is excluded; and
- remuneration may be paid other than in cash (eg shares in the Company or superannuation contributions).

ACCESS, INDEMNITY AND INSURANCE

The Act has been amended to clarify the circumstances in which a company may indemnify officers. **Rule 61** brings the constitution into line with the provisions of the Act, permitting indemnification of the directors, secretary and executive officers to the full extent permitted by law. Provision is also made for the indemnification of former officers of the Group (at the directors' discretion), and also officers of a trustee of a Company sponsored superannuation fund.

Rule 60 recognises the statutory right of access to company books for past and present directors contained in the Act.

The constitution also authorises the Company to give effect to the directors' rights to access Company books, indemnification and insurance by entry into a deed with directors.

COMPANY SEAL

Rule 51 of the proposed constitution seeks to provide flexibility for the Company to retain a common seal, which is now optional under the Act, while also being able to utilise new provisions of the Act that allow companies to execute documents in other ways.

DIVIDENDS AND DISTRIBUTIONS

The constitution's dividend and capital management provisions have been revised in light of changes to the Act.

Rule 53 confirms the power of directors to pay, rather than declare, interim and final dividends. In addition, it also clarifies the Company's ability to distribute dividends via the use of a direct crediting facility, and makes provision for the cost of issuing a cheque to a member who elects to be paid their dividends by cheque to be deducted from the dividend payable to that member. This is consistent with other provisions being introduced to enable the Company to take advantage of ongoing technological advancements facilitating enhanced speed and security of electronic communications with members.

While the rule includes flexibility for the directors to mandate the direct crediting of dividends should the Company consider it desirable to do so at some point in the future, the Board presently has no intention to mandate the direct crediting of dividends.

Rule 22 introduces provision for the Company to effect a sale of a member's shares which constitute less than a marketable parcel (ie $500 worth of shares). This mechanism is allowed under Listing Rule 15.13, and incorporates provision for individual members to opt out of the application of this rule if they would prefer not to sell these shares.

The Board recommends the adoption of the new constitution.

RESOLUTION 4 – ADOPTION OF PROPORTIONAL TAKEOVER PROVISION

The Corporations Act 2001 permits a company to include in its constitution a provision which enables the company to refuse to register a transfer of shares under a proportional (or partial) takeover offer, unless a resolution is first passed by members approving the offer.

What is a proportional takeover bid, and why do we need the proportional takeover approval provisions?

A proportional takeover bid includes the bidder offering to buy a proportion only of each shareholder's shares in the target company. This means that control of the company may pass without members having the chance to sell all their shares to the bidder. It also means the bidder may take control of the company without paying an adequate amount for gaining control.

In order to deal with this possibility, a company may provide in its constitution that:

- in the event of a proportional takeover bid being made for shares in the company, members are required to vote by ordinary resolution and collectively decide whether to accept or reject the offer; and
- the majority decision of the company's members will be binding on all individual members.

The directors consider that members should be able to vote on whether a partial bid ought to proceed given such a bid might otherwise allow control of the Company to change without members being given the opportunity to dispose of all of their shares for a satisfactory control premium. The directors also believe that the right to vote on a partial bid may avoid members feeling pressure to accept the bid even if they do not want it to succeed.

While the Santos Limited (Regulation of Shareholdings) Act 1989 operates, no person may make a takeover bid for the Company. However, as publicly stated, the Board has informed the South Australian Government that the Regulation of Shareholdings Act is not in the long term interests of the Company's shareholders and should be repealed. Should the Regulation of Shareholdings Act be repealed at a time when the Company's constitution did not include a proportional takeover provision shareholders would not have the benefit of the protections afforded by the proposed provision.

What is the effect of the proportional takeover approval provisions?

If a proportional takeover bid is made, the directors must ensure that members vote on a resolution to approve the bid more than 14 days before the bid period closes.

The vote is decided on a simple majority. Each person who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote. However, the bidder and its associates are not allowed to vote.

If the resolution is not passed, transfers which would have resulted from the acceptance of a bid will not be registered and the bid will be taken to have been withdrawn. If the bid is approved (or taken to have been approved), the transfers must be registered if they comply with the Act and the Company's constitution.

The bid will be taken to have been approved if the resolution is not voted on. However, the directors will breach the Act if they fail to ensure the requisite resolution is voted on.

The proportional takeover approval provisions do not apply to full takeover bids, and only apply for three years after the date they are adopted as part of the Company's constitution. Going forward, the provisions may be renewed upon the expiry of the initial three year period, but only by a special resolution passed by shareholders.

Potential advantages and disadvantages

While the provision's inclusion will allow the directors to ascertain members' views on the partial bid, it does not otherwise offer any advantage or disadvantage to the directors who remain free to make their own recommendation as to whether the partial bid should be accepted.

In addition to increasing the bargaining power of members and ensuring that any partial offer is appropriately priced, another key advantage of the provision is that it ensures all members have an opportunity to study a partial bid proposal and vote on the offer at a general meeting. This is likely to ensure an intending offeror structures its offer in a way which is attractive to a majority of members. Similarly, knowing the view of the majority of members may help individual members assess the likely outcome of the proportional takeover when determining whether to accept or reject the offer.

However, it is also possible that the adoption of such a provision may discourage partial takeover bids (after the repeal of Regulation of Shareholdings Act) and may reduce any speculative element in the market price of the Company's shares arising from the possibility of a partial offer being made. Likewise, the provision's inclusion may also be considered to constitute an unwarranted additional restriction of the ability of members to freely deal with their shares.

The Board considers that the potential advantages for members of the proportional takeover approval provisions outweigh the potential disadvantages.

As at the date on which this statement was prepared, no director is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company.

The Board recommends that shareholders vote in favour of the proposal.

RESOLUTIONS 3 & 4

A copy of the Company's proposed modified Constitution (including proposed rule 70 and renumbered rule 6) is available for review before the meeting on the Company's website at www.santos.com. You can also obtain a copy free of charge by contacting the Company's Share Registry on 08 8218 5111 between 8.30 am and 5.00 pm (Adelaide time) weekdays.

RESOLUTION 5 – APPOINT AUDITOR

Following a competitive tender of the external audit services, the Board has selected Ernst & Young as the Company's auditor with effect from the financial year commencing 1 January 2006. KPMG has agreed to resign as auditor with effect from the completion of the AGM.

Stephen Gerlach, the Chairman of the Company has nominated Ernst & Young as auditor and Ernst & Young has consented to the firm's appointment. A copy of the nomination of Ernst & Young as auditor is attached to this notice of meeting.

The Board recommends that shareholders vote in favour of the appointment of Ernst & Young.

RESOLUTION 6 – REMUNERATION REPORT

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 40 to 53 of the 2005 Annual Report and is also available from the Company's website (www.santos.com).

The Remuneration Report:

- explains the Board's policies in relation to the objectives and structure of remuneration;
- discusses the relationship between the policies and the Company's performance;
- provides a detailed summary of performance conditions, why they were chosen and how performance is measured against them; and
- sets out the remuneration details for each Director and for each of the key management personnel (including the top five highest remunerated senior executives as required by the Corporations Act) of the Group.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the Annual General Meeting.

The shareholder vote is advisory only and does not bind the Directors or the Company.

The Board recommends that shareholders vote in favour of adopting the Remuneration Report.

RESOLUTION 7 – GRANT OF OPTIONS TO THE MANAGING DIRECTOR

Resolution 7 seeks shareholder approval for the grant of 2,500,000 options to the Company's Chief Executive Officer and Managing Director, Mr John Ellice-Flint, under the Santos Executive Share Option Plan (Plan) as part of his long term incentive arrangements on the terms set out in this notice.

If approved, the options will be granted at no cost to the Managing Director, but will, if capable of being exercised, require the payment of the exercise price set out below.

Mr Ellice-Flint is the only Director who is entitled to participate in the Plan. In December 2000, 3,000,000 options were granted to Mr Ellice-Flint under the Plan on his appointment as Chief Executive Officer and Managing Director which vested between 2003 and 2005. As the performance conditions attaching to those options have all been satisfied and all options vested, it was appropriate for the Board to provide a new incentive to Mr Ellice-Flint for 2006 and onwards.

Each option entitles Mr Ellice-Flint to acquire a fully paid ordinary share in the capital of the Company upon paying the exercise price, subject to the satisfaction of performance conditions.

If shareholder approval is obtained, it is intended that the options will be granted shortly after the Annual General Meeting, but no later than 12 months after the meeting or any adjournment thereof.

TRANCHES

The grant to Mr Ellice-Flint will be made in three tranches as follows:

Tranche	Number of options	Earliest Exercise Date
1	500,000	26 August 2007
2	1,000,000	26 August 2008
3	1,000,000	26 August 2009

EXERCISE PRICE

The exercise price of the options is $11.36 which is the weighted average of the share price over the 10 day period up to and including 9 March 2006.

PERFORMANCE CONDITIONS

The performance conditions applying to the options compare the Total Shareholder Return (TSR) performance of the Company with the TSR performance of two comparator groups. Broadly, TSR is the growth in share price, plus dividends reinvested. The TSR is measured over a performance period which begins 27 August 2005 and ends:

- in relation to Tranche 1 – on 26 August 2007;
- in relation to Tranche 2 – on 26 August 2008; and
- in relation to Tranche 3 – on 26 August 2009.

The performance conditions may be retested during the twelve month period commencing on the earliest exercise date for a tranche, as set out above. If the performance conditions are not satisfied at the end of that twelve month retesting period, the options in that tranche will lapse.

The Board has structured the performance conditions and the vesting period for the options following a comprehensive review of the Company's senior executive remuneration policies and, in particular, the equity compensation component of remuneration for the senior executive team, and having regard to the special circumstances applying in the case of the Managing Director.

As referred to in the Remuneration Report, the review of executive remuneration has been comprehensive and was not completed in time for the 2005 AGM. Accordingly, the proposed vesting periods are different from what would have been sought in 2005. Shareholder approval is, in effect, being sought for a grant on "make up" terms – ie for what would normally have been granted last year. In that context, the tranches vest if the performance hurdles are met after 2, 3 and 4 years.

50% of the options in each tranche (ie 250,000 options in tranche 1 and 500,000 options in each of tranches 2 and 3) will be tested against a comparator group of the companies comprising the ASX 100 at the beginning of the performance period previously referred to.

The other 50% of the options in each tranche (ie 250,000 options in tranche 1 and 500,000 options in each of tranches 2 and 3) vest based on a different test which relates the Company's TSR performance against a comparator group comprising all Exploration and Production companies in the ASX Energy Index with market capitalisation above $400 million, plus international Exploration and Production companies.

The threshold performance ranking of each tranche of options in respect of a performance period will be the 50th percentile of each of the two comparator groups. Options in a tranche will in respect of a performance period vest as shown below:

Company Performance	**% of options which become exercisable (each to apply to 50% of a tranche)**
TSR < 50th percentile of comparator group	0%
TSR = 50th percentile of comparator group	50%
TSR between 51st and 74th percentile of comparator group	52% to 98% pro-rata vesting (for each percentile improvement, an additional 2% vest)
TSR ≥ 75th percentile of comparator group	100% vesting

Upon satisfaction of the performance hurdle (up to the expiration of the retesting period), options become exercisable. The exercise period for each tranche of options ends on the tenth anniversary of the grant date. Any options that have not been exercised by this date will lapse. Shares allocated on the exercise of options will not be subject to any restrictions on dealing.

The Board considers these performance conditions to be appropriate because they will ensure that a proportion of Mr Ellice-Flint's remuneration is linked to Company performance and the generation of shareholder value.

If Mr Ellice-Flint ceases to be a Santos group employee before the options become exercisable by reason of death, disability, bona fide redundancy or other reason with the approval of the Board, the Board may determine the extent to which the options become exercisable. If Mr Ellice-Flint ceases employment for any other reason, all unvested options will lapse.

The Board, other than Mr Ellice-Flint, recommends that shareholders vote in favour of resolution 7.

RESOLUTION 8 – SHARE LOANS TO MANAGING DIRECTOR

Shareholder approval is sought for the provision of a loan of $500,000 per annum to the Company's Chief Executive Officer and Managing Director, Mr John Ellice-Flint, in each of 2006, 2007 and 2008, to be used by Mr Ellice-Flint to acquire shares in the Company, which shares are to be held during the course of his continued employment or such other period as the Board determines.

The loan is made in place of the superannuation contributions that the Company would otherwise be required to make under the arrangements agreed with Mr. Ellice-Flint at the time of his appointment in 2000. Those arrangements are expensive and tax inefficient for both the Company and Mr. Ellice-Flint and will be increasingly so over time. The Company required superannuation contribution in 2005 was $637,000 and that cost will escalate since Mr. Ellice-Flint has attained the age of 55 years. If resolution 8 is passed, Mr Ellice-Flint's entitlement to superannuation benefits will be frozen at a level equal to 2.76 times his annual base salary as at the time he ceases to be employed by the Company.

Each loan of $500,000 is to be interest free and forgiven after three years or such other period as the Directors determine and is to be conditional upon Mr. Ellice-Flint's continued service and the discharge of his responsibilities as required under his Service Agreement, entered into with the Company on 13 December 2000.

Fringe benefits tax will not be payable on the interest free component of the loan, but will be payable at the time of its forgiveness. The total cost to the Company for each loan will be approximately $1 million.

The Board, other than Mr Ellice-Flint, recommends that shareholders vote in favour of resolution 8.

Notes Relating to Voting

1. The Board has determined in accordance with the Articles of the Company's Constitution and the Corporation Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members as at 10.00 pm on and in respect of Tuesday, 2 May 2006.
2. On a poll, every member has one vote for every fully paid ordinary share held.
3. A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning the Share Registry on 08 8218 5111 or by sending a fax to 08 8218 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together. If a member appoints a body corporate as its proxy, then that body corporate must provide satisfactory evidence of the appointment of a corporate representative (refer to paragraph 6 below).

4. A proxy need not be a member of the Company.
5. A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.
6. Where a member which is a corporation appoints a representative under Section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A form of Appointment of Corporate Representative is included with this Notice for completion prior to the meeting and presentation at the registration desk on the day of the meeting.
7. The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or the person appointed on the form is absent.
8. Proxy forms must be received by the Company at its registered office - Ground Floor, Santos House, 91 King William Street, Adelaide, South Australia 5000, (fax number is 08 8218 5950) or at its postal address, G.P.O. Box 2455, Adelaide, South Australia 5001, not later than 10.00 am on Tuesday 2 May 2006.
9. Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by power of attorney duly executed by the member and attested by one or more witnesses or if the member is a corporation executed in accordance with Section 127 of the Corporations Act. The power of attorney must be received at the registered office and by the time referred to in paragraph 8 above.
10. Voting instruction

    If you wish to indicate how your proxy holder should vote, please mark the appropriate boxes. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

    If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

    For proxies without voting instructions that are exercisable by the Chairman, the Chairman intends to vote undirected proxies in favour of each resolution.
11. Voting Exclusion Statement

    In accordance with the ASX Listing Rules, the Company will disregard any votes cast on Resolutions 7 and 8 by Mr Ellice-Flint and any of his associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to those items of Business.

NOMINATION OF AUDITOR

17 March 2006

Mr Wesley Glanville
Company Secretary
Santos Limited
Ground Floor, Santos House
91 King William Street
ADELAIDE SA 5000

Dear Sir

Nomination of Ernst & Young as auditor of Santos Limited

I, Stephen Gerlach, being a shareholder of Santos Limited, pursuant to section 328 of the Corporations Act 2001, hereby nominate Ernst & Young for appointment as auditor of the company at the next Annual General Meeting of the Company or any adjournment thereof.

Yours sincerely



Stephen Gerlach

ABN 80 007 550 923

PROXY FORM

Ground Floor, Santos House
91 King William Street, Adelaide South Australia 5000
GPO Box 2455, Adelaide South Australia 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5950
ASX Code: STO
Email: share.register@santos.com
Website: www.santos.com

Please note that a preference share does not entitle its holder to vote in relation to the business at the meeting.

I/We being a member/members of Santos Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR (Write here the name of the person (excluding the registered securityholder) you are appointing if this person **is someone other** than the Chairman of the Meeting) ____________

or failing the person named, or if no person is named above, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) **at the Annual General Meeting of the Company to be held on Thursday, 4 May 2006 at 10.00 am or at any adjournment of that meeting. Proxies will only be valid and accepted by the Company if they are signed and received at the Registered Office no later than 48 hours before the meeting.**

Should you desire to direct your proxy how to vote on any resolution please place a mark (for example) X **in the appropriate box below. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.**

BUSINESS	For	Against	Abstain*
Resolution 2 (a) To re-elect Professor Judith Sloan as a director.	☐	☐	☐
Resolution 2 (b) To re-elect Mr Richard Michael Harding as a director.	☐	☐	☐
Resolution 3 To adopt a new Constitution.	☐	☐	☐
Resolution 4 To adopt Proportional Takeover Provision.	☐	☐	☐
Resolution 5 To appoint Auditor.	☐	☐	☐
Resolution 6 (Non-binding vote) To adopt the Remuneration Report.	☐	☐	☐
Resolution 7 To approve the Grant of Options to the Managing Director.	☐	☐	☐
Resolution 8 To approve Share Loans to the Managing Director.	☐	☐	☐

The Chairman intends to vote undirected proxies in favour of each item of business.

*** If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

Appointment of more than one proxy only

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry.

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. Any voting will be for all your voting right, unless expressly stipulated. ☐ % or ____________ number

B SIGNATURE OF SECURITYHOLDER(S) - THIS MUST BE COMPLETED

Securityholder 1 (Individual) or Sole Director and Sole Company Secretary	Joint Securityholder 2 (Individual) or Director/Company Secretary (Delete one)	Joint Securityholder 3 (Individual) or Director

Dated / / 2006 **Company Seal**

This form must be signed, in the case of individuals, by the securityholder or, in the case of a company, pursuant to Section 127 of the Corporations Act 2001 and the securityholder's Constitution, and received at the Registered Office no later than 48 hours before the time for holding the meeting.

For issuer sponsored holdings only, insert details of any change of address or amendment in the box opposite.

ADMITTANCE SLIP

Persons attending the Annual General Meeting of Shareholders of the Company to be held on Thursday 4 May 2006 at 10.00 am are requested to complete this slip and present it at the registration desk.

....

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

....

Signature

....

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

✂- -

APPOINTMENT OF CORPORATE REPRESENTATIVE

Pursuant to Section 250D of the Corporations Act

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting and hand it to its representative for presentation at the registration desk on the day of the meeting.

....

(Print the name of the corporation)

certifies that ....

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Thursday 4 May 2006 at 10.00 am and at any adjournment thereof.

Dated 2006

COMPANY SEAL (if applicable)

....

*Director/Sole Director and Sole Secretary

....

*Director/Secretary

* delete as applicable

✂- -

SHAREHOLDERS' VISIT TO MOOMBA

During the past twenty-four years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2006. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.